Exhibit 99.24

NOTICE OF ANNUAL AND SPECIAL MEETING OF THE SECURITYHOLDERS OF

JUST ENERGY INCOME FUND

to be held on Tuesday, June 29, 2010

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

JUST ENERGY INCOME FUND, JUST ENERGY GROUP INC., JUST ENERGY CORP., JUST ENERGY

EXCHANGE CORP., OESC EXCHANGECO II INC., ESIF COMMERCIAL TRUST I, UEGL

EXCHANGECO CORP. AND THE SECURITYHOLDERS OF JUST ENERGY INCOME FUND, JUST

ENERGY CORP.AND JUST ENERGY EXCHANGE CORP.

MAY 27, 2010

TABLE OF CONTENTS

Letter to Securityholders	i
Notice of Annual and Special Meeting	iv
Notice of Petition	vi

MANAGEMENT INFORMATION CIRCULAR	1

Introduction	1
Forward-Looking Statements	1
Advice to Beneficial Holders of Units and
Exchangeable Shares	3
Non-Canadian GAAP Measures	4
Notice to Fund Securityholders in the United States	4
References to Currency	5
Currency Exchange Rates	5

GLOSSARY OF TERMS	6

SUMMARY INFORMATION	12

The Meeting	12
The Arrangement	12
Background to and Reasons for the Arrangement	13
Anticipated Benefits of the Arrangement	14
Recommendation of the Board	14
Approvals	15
Timing of Completion of the Arrangement	15
Procedure for Exchange of Securities	15
Right to Dissent	16
Certain Canadian Federal Income Tax Considerations	17
Certain United States Federal Income Tax Considerations	17
Other Tax Considerations	17
Risk Factors	17

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	18

Anticipated Benefits of the Arrangement	18
Recommendation of the Board	19

THE ARRANGEMENT	19

General	19
Effect on the Fund Securityholders	19
Consequences if JEEC Shareholders Do Not Approve the Arrangement	20
Effect on Distributions and Dividends	20
Effect on Holders of Fund Convertible Debentures	20
Effect on Holders of JEEC Convertible Debentures	21
Effect on the Fund Incentive Plans	21
Effect on DRIP	22
Details of the Arrangement	22
Arrangement Agreement	27
Procedure for the Arrangement Becoming Effective	29
Approvals	29
Timing of Completion of the Arrangement	31
Procedure for Exchange of Securities	31
Right to Dissent	32
Securities Law Matters	34

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	35

Holders Resident in Canada	36
Non-Resident Holders	39

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	41

Scope of This Disclosure	42
Certain U.S. Federal Income Tax Consequences ofthe Arrangement	43
Ownership of New Just Energy Shares	45
Passive Foreign Investment Company Rules	46
Other Considerations	46

INFORMATION CONCERNING THE FUND AND JEEC	48

General	48
Documents Incorporated by Reference	49
Distribution History	50
Price Range and Trading Volume of Securities	50
JEEC Exchangeable Shares	51
Fund Convertible Debentures	51
JEEC Debentures	51
Prior Sales	52
Risk Factors	52
Consolidated Capitalization	56
Additional Information	56

INFORMATION CONCERNING NEW JUST ENERGY	56

Notice to Reader	56
General	57
Development and Description of the Business	58
Management’s Discussion and Analysis	58
Description of Capital Structure	58
Pro Forma Consolidated Capitalization	60
Dividend Policy	61
Options and Other Rights to Purchase Securities	61
Prior Sales	61
Escrowed Securities	61
Principal Shareholders	62
Directors and Executive Officers	62
Audit Committee and Corporate Governance	62
Conflicts of Interest	62
Compensation of Directors and Executive Officers	62
Indebtedness of Directors and Executive Officers	63
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	63
Risk Factors	63
Interest of Management and Others in Material Transactions	63

Auditors, Transfer Agent and Registrar	63
Legal Proceedings and Regulatory Actions	64
Material Contracts	64

GENERAL BUSINESS TO BE ACTED UPON AT THE MEETING	64

Receipt of Consolidated Audited Financial
Statements and Auditors’ Report	64
Election of Directors of Just Energy Corp	64
Appointment of Auditors of the Fund	69

OTHER ITEMS OF SPECIAL BUSINESS TO BE ACTED UPON AT THE MEETING	70

Ordinary Resolution Increasing the number of Unit
Appreciation Rights issuable under the Fund’s 2004
Unit Appreciation Rights Plan	70
Ordinary Resolution amending the Fund’s Directors’
Deferred Compensation Plan	72

COMPENSATION OF THE DIRECTORS AND OFFICERS OF JEC	73

Compensation of Outside Directors	73
Ownership of Securities by Outside Directors	74
Options and Unit Based Awards – Outside Directors	75
Option-Based Awards, DUG-Based Awards and Non–Equity Incentive Plan Compensation – Outside Directors	75
Compensation Discussion and Analysis	76
NEO Employment Agreements	79
New Employment Agreements	85
Unitholder Engagement—Say On Pay	86
Termination, Change of Control and Other Benefits	86
Summary Compensation Table — NEOs	90
Incentive Plan Awards—NEOs	93
Unit Option Plan	93
Unit Appreciation Rights Plan	94
Securities Authorized for Issuance Under Equity Compensation Plans	95
Fund Performance Graph	95

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	96

COMPENSATION OF THE FUND TRUSTEE AND THE ADMINISTRATOR	96

Compensation of Fund Trustee	96
Administration of the Fund	96

CORPORATE GOVERNANCE	96

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	97

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES	97

VOTING SECURITIES	98

PRINCIPAL SECURITYHOLDERS	98

EXPERTS	98

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	98

ADDITIONAL INFORMATION	99

GENERAL PROXY MATTERS	99

Solicitation of Proxies	99
Appointment and Revocation of Proxies	99
Signature of Proxy	100
Voting of Proxies	101
Exercise of Discretion of Proxy	101
Procedure and Votes Required	101

AUDITORS’ CONSENTS	102

SCHEDULE A –	ARRANGEMENT RESOLUTION

SCHEDULE B –	INTERIM ORDER

SCHEDULE C –	ARRANGEMENT AGREEMENT

SCHEDULE D –	FINANCIAL STATEMENTS

SCHEDULE E –	SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

SCHEDULE F –	CORPORATE GOVERNANCE COMPLIANCE TABLE

SCHEDULE G –	OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

SCHEDULE H –	JUST ENERGY CORP. – BOARD MANDATE

SCHEDULE I –	REPORTING PACKAGE – NOTICE OF CHANGE OF AUDITOR

SCHEDULE J –	ORDINARY RESOLUTION INCREASING THE NUMBER OF UARs

SCHEDULE K –	ORDINARY RESOLUTION AMENDING THE DIRECTORS’ DEFERRED COMPENSATION PLAN

SCHEDULE L –	POLICY ON ENGAGEMENT WITH UNITHOLDERS ON GOVERNANCE

May 27, 2010

Ladies and Gentleman:

Please accept my personal invitation to join us at the ninth Annual and Special Meeting (the “Meeting”) of Just Energy Income Fund (“Just Energy” or the “Fund”) to take place at 3:00 p.m. (Toronto time) on Tuesday, June 29, 2010 at the Toronto Stock Exchange — Broadcast Centre located on the main floor of The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

The rebranding of the Fund to its new name, Just Energy, has been very successful and now presents a clear message that our products offer the assurance of stability but not guaranteed savings. We have always been a focused business and Just Energy is that focus.

Just Energy is situated in a high growth industry, the deregulation of natural gas and electricity sales to residential and commercial customers under short, medium and long-term contracts. Deregulation continues to spread to new jurisdictions every year creating millions of new potential customers for Just Energy, including as a result of the acquisitions by the Fund of Universal Energy Group and Hudson Energy. In addition, our Green Energy products increasingly allow homeowners and commercial customers to contract for green electricity and/or reduce or eliminate the carbon footprint of their natural gas usage.

Since last year’s annual and special meeting, the Fund has witnessed significant growth both through acquisitions and internal expansion of our product offerings into new markets. On July 1, 2009, the Fund announced the completion of the acquisition of Universal Energy Group Ltd. (“Universal”), adding Universal’s 550,000 long-term residential customer equivalents into our book of customers (of which approximately 120,000 are not expected to renew). On May 7, 2010, the Fund completed the acquisition of the Hudson Energy group of companies adding approximately 680,000 residential customer equivalents in New York, New Jersey, Texas and Illinois, further establishing Just Energy as a North American leader in the sale of deregulated natural gas and electricity. In addition, on March 31, 2010, the Fund announced the commencement of a multi-level marketing business through its Momentis subsidiaries in Canada and the United States. During the year the Fund obtained regulatory licenses and commenced carrying on business in the states of Pennsylvania, Massachusetts and Michigan, and has significantly expanded its JustGreen product offerings. As a result of the Universal acquisition, Just Energy is also engaged in the sale and lease of tankless and energy efficient waterheaters, furnaces and air conditioners, and the production of ethanol. This is a very exciting time for Just Energy. Our staff is to be congratulated on their efforts.

As our Annual Report details, fiscal 2010 was an excellent year for your Fund. Despite the effects of one of the worst North American recessions since the 1930’s, we generated record gross margin and distributable cash. As well, our sales team generated solid customer additions in a very challenging market.

Annual and Special Meeting

At the Meeting, you will be asked to consider and vote upon, among other things, a proposed plan of arrangement (the “Arrangement”) involving the Fund, Just Energy Group Inc., Just Energy Corp. (“JEC”), Just Energy Exchange Corp. (“JEEC”), OESC ExchangeCo II Inc., ESIF Commercial Trust I, UEGL ExchangeCo Corp., the holders (“Unitholders”) of trust units (“Units”) of the Fund, the holder (the “Class A Shareholder”) of the Class A preference shares (“Class A Shares”) of JEC and the holders (“JEEC Shareholders” and together with the Unitholders and the Class A Shareholder, “Fund Securityholders”) of exchangeable shares, series 1 (“ Exchangeable Shares” and together with the Units and Class A Shares, “Fund Securities”) of JEEC.

The Arrangement

The Arrangement is the result of changes to Canadian federal income tax legislation (the “SIFT Rules”) announced on October 31, 2006 relating to specified investment flow through trusts (“SIFTs”) and the subsequent limitations placed on SIFTs. If approved, the Arrangement will result in the reorganization of the Fund into a publicly-traded corporation named “Just Energy Group Inc.” (“New Just Energy”) effective on or about January 1, 2011.

Pursuant to the Arrangement, among other things each outstanding Unit and Class A Share will be exchanged for one (1) common share (a “New Just Energy Share”) of New Just Energy, and, provided the JEEC Shareholders, voting as a separate class, approve the Arrangement, each outstanding Exchangeable Share will also be exchanged for one (1) New Just Energy Share. Following the Arrangement, the board and management of New Just Energy will be comprised of the current members of the board and management of JEC, the current administrator of the Fund, and, subject to the approval of its board of directors, New Just Energy will establish a dividend policy similar to the Fund’s current distribution policy pursuant to which it is anticipated it will initially declare monthly dividends of $0.10333 per New Just Energy Share.

In order for the Arrangement to proceed, it must be approved by not less than 66 2/3 % of the votes cast at the Meeting by Unitholders, the Class A Shareholder and Computershare Trust Company of Canada (“Computershare”), as the holder of the special voting right (the “Special Voting Right”) of the Fund (the beneficiaries of which are the JEEC Shareholders), voting together as a single class, either in person or by proxy. In order for the Arrangement to be effective upon the Exchangeable Shares, it must also be approved by not less than 66 2/3% of the votes cast by JEEC Shareholders, as reflected by the vote of the Special Voting Right by Computershare in accordance with the instructions received by it from the JEEC Shareholders. The directors and officers of JEC, collectively holding approximately 5.0% of the outstanding Fund Securities, have indicated they intend to vote in favour of the Arrangement.

If the requisite securityholder approvals are obtained, an order of the Court of Queen’s Bench of Alberta approving the Arrangement will be sought following the Meeting.

The board of directors of JEC (the “Board”), following consultation with its advisors and consideration of relevant matters, has unanimously determined that the Arrangement is fair to the Unitholders and the JEEC Shareholders and is in the best interests of the Fund, the Unitholders and the JEEC Shareholders . The Board unanimously recommends that you vote in favour of the Arrangement.

The accompanying management information circular (the “Information Circular”) of the Fund contains a detailed description of the Arrangement as well as detailed information regarding New Just Energy. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax and other professional advisors.

Other Matters to be Acted Upon at the Meeting

As described in the Information Circular, at the Meeting the Fund Securityholders will also:

1.	receive and consider the audited consolidated financial statements of the Fund for the year ended March 31, 2010 and the auditors’ report thereon;

2.	be asked to consider the nominees of the Fund standing for election as directors of JEC on an individual basis and to direct Montreal Trust Company of Canada, as trustee of the Fund, to vote the common shares of JEC held by the Fund in favour of the individual election of directors accordingly;

3.	be asked to approve an ordinary resolution increasing the number of Unit appreciation rights issuable under the Fund’s 2004 Unit Appreciation Rights Plan;

4.	be asked to approve an ordinary resolution amending the Fund’s Directors’ Deferred Compensation Plan to permit the Fund to issue Units to directors in addition to deferred Unit grants; and

5.	be asked to appoint Ernst & Young LLP as auditors of the Fund, with its remuneration to be fixed by JEC, the administrator of the Fund.

Proxies

Only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Units can be recognized and acted upon at the Meeting. All of the Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc). In addition, JEEC Shareholders are required to vote their Exchangeable Shares through a special voting right issued to Computershare Trust Company of Canada pursuant to the voting and exchange trust agreement entered into at the time the Exchangeable Shares were issued. Accordingly, in order to be represented at the Meeting, you must complete and sign the applicable instrument of proxy or other voting instruction form provided by your broker or other intermediary, or by Computershare Trust Company of Canada in the case of registered JEEC Shareholders, and return such instrument of proxy or other voting instruction form in accordance with the instructions provided to you. Failure to do so will result in your Fund Securities not being eligible to be voted at the Meeting.

On behalf of the board of directors of JEC, I would like to express our gratitude for the support the Fund’s securityholders have demonstrated with respect to our decision to move forward with the proposed Arrangement. I would also like to thank Just Energy’s employees for their hard work and their support for the proposed Arrangement. We look forward to seeing you at the Meeting.

Sincerely,

Rebecca MacDonald

Executive Chair

Just Energy Corp.

NOTICE OF ANNUAL AND SPECIAL MEETING

TO:             THE UNITHOLDERS OF JUST ENERGY INCOME FUND

AND TO:   THE HOLDER OF THE CLASS A PREFERENCE SHARES OF JUST ENERGY CORP.

AND TO:   THE HOLDERS OF EXCHANGEABLE SHARES, SERIES 1 OF JUST ENERGY EXCHANGE CORP.

TAKE NOTICE that the Annual and Special Meeting (the “Meeting”) of the holders (the “Holders”) of (i) trust units (“Units”) of Just Energy Income Fund (the “Fund”); (ii) Class A Preference Shares of Just Energy Corp. (“JEC”); and (iii) the special voting right of the Fund (the beneficiaries of which are the holders (“JEEC Shareholders”) of exchangeable shares, series 1 (“Exchangeable Shares”) of Just Energy Exchange Corp. (“JEEC”)), will be held at the Toronto Stock Exchange — Broadcast Centre, located at The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada on Tuesday, the 29th day of June, 2010 (the “Meeting Date”), at 3:00 p.m. (Toronto time) for the following purposes:

1.	to consider, pursuant to the Interim Order, and if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule A to the accompanying management information circular (the “Information Circular”) of the Fund dated May 27, 2010, approving a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “Act”), all as more particularly described in the Information Circular;

2.	to receive and consider the audited consolidated financial statements of the Fund for the year ended March 31, 2010 and the auditors’ report thereon;

3.	to consider the nominees of the Fund standing for election as directors of JEC on an individual basis and direct Montreal Trust Company of Canada, as trustee of the Fund, to vote the common shares of JEC held by the Fund in favour of the individual election of directors accordingly;

4.	to appoint Ernst & Young LLP as auditors of the Fund, with its remuneration to be fixed by JEC, the administrator of the Fund;

5.	to consider and if deemed advisable, to pass, with or without variation, an ordinary resolution increasing the number of unit appreciation rights issuable under the Fund’s 2004 Unit Appreciation Rights Plan, as more fully described in the Information Circular;

6.	to consider and if deemed advisable, to pass, with or without variation, an ordinary resolution amending the Fund’s Directors’ Deferred Compensation Plan to permit the Fund to issue to directors Units in addition to deferred unit grants in lieu of cash as all or part of their director compensation, as more fully described in the Information Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

In addition to the foregoing, the JEEC Shareholders will be asked as a separate class to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

JEC, as administrator of the Fund, has fixed the record date for the Meeting as the close of business on May 23, 2010 (the “Record Date”). Holders of record at the close of business on the Record Date will be entitled to vote at the Meeting. No person who became a Holder after the Record Date shall be entitled to vote at the Meeting.

Registered holders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to or deposit it with the Fund, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or deposit it on the Meeting Date with the Chair of the Meeting prior to the commencement of the Meeting. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof or be deposited with the Chair of the Meeting on the Meeting Date prior to the commencement of the Meeting. All of the Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc). Accordingly, in order to be represented at the Meeting, a beneficial holder of Units must complete and sign the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your Units not being eligible to be voted at the Meeting. See “Advice to Beneficial Holders of Units and Exchangeable Shares” in the Information Circular.

Each registered JEEC Shareholder on the Record Date is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of that holder’s Exchangeable Shares. Only registered JEEC Shareholders of record on the Record Date are entitled to receive notice of, and to direct Computershare Trust Company of Canada regarding voting at, the Meeting. The form of voting direction which accompanies this Information Circular is the means by which JEEC Shareholders may authorize the voting of the voting rights associated with the Exchangeable Shares at the Meeting. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes. JEEC Shareholders may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder or that holder’s designee to vote personally the relevant number of votes. The procedures for JEEC Shareholders to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the “Voting Direction for JEEC Shareholders” that has been provided to JEEC Shareholders with this Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by facsimile at 1-866-249-7775, in each case not less than 48 hours prior to the time set for the holding of the Meeting or any adjournment or postponement thereof.

Pursuant to the Interim Order, holders of Units and, provided that the JEEC Shareholders, voting as a separate class, approve the Arrangement, holders of Exchangeable Shares have been granted the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Units and Exchangeable Shares, as the case may be, in accordance with the provisions of Section 190 of the Canada Business Corporations Act, as modified by the Interim Order. A Unitholder’s and JEEC Shareholder’s right to dissent is more particularly described in the Information Circular and the text of the Interim Order and Section 190 of the Canada Business Corporations Act set forth in Schedule B and E, respectively, to the accompanying Information Circular. To exercise such right, the dissenting securityholder must send to the Fund or JEEC, as the case may be, a written objection to the Arrangement Resolution, which written objection must be received by the Fund or JEEC c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Shannon Wray by 4:00 p.m. (Toronto time) on the second business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 190 of the Canada Business Corporations Act, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Units and Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Units and Exchangeable Shares are entitled to dissent. Accordingly, a beneficial owner of Units and/or

v

Exchangeable Shares desiring to exercise the right to dissent must make arrangements for the Units and Exchangeable Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Fund or JEEC, as the case may be, or, alternatively, make arrangements for the registered holder of such Units and/or Exchangeable Shares to dissent on behalf of the holder.

Dated at Toronto, Ontario	JUST ENERGY INCOME FUND,
this 27th day of May, 2010	BY ITS ADMINISTRATOR, JUST ENERGY CORP

Rebecca MacDonald
Executive Chair
Just Energy Corp.

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations

Act, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF a Plan of Arrangement involving Just Energy

Income Fund, Just Energy Group Inc., Just Energy Corp., Just Energy

Exchange Corp., OESC ExchangeCo II Inc., ESIF Commercial Trust I,

UEGL ExchangeCo Corp., the holders of trust units of Just Energy Income

Fund, the holders of exchangeable shares, series 1 of Just Energy Exchange

Corp. and the holder of the Class A preference shares of Just Energy Corp.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a Petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Just Energy Income Fund (the “Fund”), Just Energy Exchange Corp. (“JEEC”) and Just Energy Group Inc. (“AcquisitionCo”) for approval of an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving the Fund, JEEC, Just Energy Corp. (“JEC”), AcquisitionCo, OESC ExchangeCo II Inc., ESIF Commercial Trust I, UEGL ExchangeCo Corp., the holders (“Unitholders”) of trust units of the Fund, the holders (“JEEC Shareholders”) of exchangeable shares, series 1 of JEEC and the holder (the “Class A Shareholder”) of the Class A preference shares of JEC, which Arrangement is described in greater detail in the Management Information Circular of the Fund, which accompanies this Notice of Petition. At the hearing of the Petition, the Fund, JEEC and AcquisitionCo intend to seek the following:

1.	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

2.	an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

3.	a declaration that the registered Unitholders and JEEC Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 190 of the CBCA, as modified by the interim order (the “Interim Order”) of the Court dated May 27, 2010;

4.	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 192 of the CBCA, become effective in accordance with its terms and will be binding on and after the Effective Date (as defined in the Arrangement); and

5.	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that the final order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the securities issuable to securityholders of the Fund, JEC and JEEC pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court at the Calgary Courts Centre, 601—5th Street S.W., Calgary, Alberta, on June 30, 2010 at 3:30 p.m. (Toronto time) or as soon thereafter as counsel may be heard. Any Unitholder, JEEC Shareholder or other interested party (each an “Interested Party”) desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose; provided that any Interested Party desiring to appear or be heard or present evidence at the hearing is required to file with the Court and serve upon the Fund and JEEC, on or before 4:00 p.m. (Toronto time) on June 22, 2010, a Notice of Intention to Appear including such Interested Party’s address for service, and indicating whether such Interested Party intends to support or oppose the application or make submissions thereat, together with a summary of the position that such Interested Party intends to advance before the Court and any evidence or materials which are to be presented to the Court. Service on the Fund and JEEC is to be effected by delivery to the solicitors for the Fund and JEEC at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing, subject to the foregoing, the Unitholders, JEEC Shareholders and any other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve the terms and conditions of the Arrangement as presented, approve the Arrangement subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Fund or JEEC and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of an annual and special meeting of the Unitholders, the Class A Shareholder and the holder of the special voting right of the Fund (the beneficiaries of which are the JEEC Shareholders) for the purpose of such holders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered Unitholders and JEEC Shareholders shall have the right to dissent under the provisions of Section 190 of the CBCA, as modified by and upon compliance with the terms of such Order.

AND NOTICE IS FURTHER GIVEN that a copy of the Petition and other documents in the proceedings will be furnished to any Unitholder, JEEC Shareholder or other interested party requesting the same by the undermentioned counsel for the Fund and JEEC upon written request delivered to such solicitors.

AND NOTICE IS FURTHER GIVEN that the Counsel for the Fund and JEEC is as follows:

Burnet, Duckworth & Palmer LLP

Barristers and Solicitors

1400, 350 – 7th Avenue S.W.

Calgary, Alberta T2P 3N9

Attention: Shannon Wray

DATED this 27th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY CORP. on behalf of JUST ENERGY INCOME FUND	BY ORDER OF THE BOARD OF DIRECTORS OF JUST ENERGY EXCHANGE CORP.

(signed) “Hugh D. Segal”	(signed) “Kenneth Hartwick”
Hugh D. Segal	Kenneth Hartwick
Lead Director and Vice Chair	President and Chief Executive Officer
Just Energy Corp.	Just Energy Exchange Corp.

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of JEC, on behalf of the Fund, for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to Schedule C of this Information Circular. Fund Securityholders are urged to carefully read the full text of this Information Circular, the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Unless otherwise noted, the information provided in this Information Circular is given as of May 23, 2010.

Forward-Looking Statements

This Information Circular contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future outcomes. In particular, this Information Circular contains forward-looking statements relating to:

•	the benefits of the Arrangement;

•	the timing of the Final Order;

•	the occurrence of the Effective Date;

•	the satisfaction of conditions for listing of the New Just Energy Shares;

•	the treatment of the Fund and Fund Securityholders under tax laws;

•	the business strategy of New Just Energy;

•	the business to be carried on by New Just Energy following the Arrangement; and

•	the potential for payment of dividends by New Just Energy.

Forward-looking statements respecting:

•

the perceived benefits of the Arrangement are based upon the financial and operating attributes of the Fund as at the date hereof, anticipated operating and financial results from the date hereof to the Effective Date, the views of management and the Board respecting the benefits associated with the Arrangement and current and anticipated market conditions. See “Background to and Reasons for the Arrangement – Anticipated Benefits of the Arrangement”;

•

the attributes of New Just Energy following completion of the Arrangement are based upon the existing attributes of the Fund (including financial and operating attributes) and the opinions of management and the Board concerning perceived benefits associated with the Arrangement. See “Information Concerning New Just Energy” and “Background to and Reasons for the Arrangement – Anticipated Benefits of the Arrangement”;

•

the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby and assumptions that all conditions in the Arrangement Agreement will be met. See “The Arrangement—Arrangement Agreement”;

•	the consideration to be received by Fund Securityholders as a result of the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement; and

•	certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement and advice received from counsel to the Fund relating to timing expectations.

Other forward-looking statements regarding the Fund, JEEC and New Just Energy are contained in the documents incorporated by reference herein and are based on certain key expectations and assumptions of the Fund, JEEC and New Just Energy concerning anticipated financial performance, business prospects, strategies, regulatory developments, exchange rates, tax laws, and the ability to obtain financing on acceptable terms, which are subject to change based on commodity prices, market conditions and potential timing delays. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific) and risks that forward-looking statements will not be achieved. Undue reliance should not be placed on forward-looking statements, as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in the forward-looking statements, including those set out below and those detailed elsewhere in this Information Circular (and in documents incorporated by reference herein):

•	failure of the parties to the Arrangement Agreement to satisfy the conditions set out therein;

•	inability to meet TSX listing requirements;

•	inability to obtain required consents, permits or approvals, including Court approval of the Arrangement and the Fund Securityholders’ approval of the Arrangement Resolution;

•	failure to realize anticipated benefits of the Arrangement;

•	competition for, among other things, capital and skilled personnel; and

•	the other factors discussed in the AIF and the MD&A incorporated by reference herein and the risk factors set forth under “Information Concerning New Just Energy – Risk Factors”.

Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including unaudited pro forma financial statements, in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of the Fund and New Just Energy. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements contained herein are made as of the date of this Information Circular and neither the Fund nor JEEC undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Advice to Beneficial Holders of Units and Exchangeable Shares

The information set forth in this section is of significant importance to Unitholders and to JEEC Shareholders, as all of the Units are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.) and the Special Voting Right is registered in the name of Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee. All Unitholders and non-registered JEEC Shareholders hold their Units and Exchangeable Shares, respectively, through their brokers, intermediaries, trustees or other persons. Fund Securityholders who do not hold their Fund Securities in their own name (“Beneficial Securityholders”) should note that only proxies or voting instruction forms deposited by Fund Securityholders whose names appear on the records of the registrar and transfer agent for the Fund, JEC and JEEC as the registered holders of Fund Securities can be recognized and acted upon at the Meeting. If Fund Securities are listed in an account statement provided to a Fund Securityholder by a broker, then in almost all cases those Fund Securities will not be registered in the Fund Securityholder’s name on the records of the Fund, JEC or JEEC, as the case may be. Such Fund Securities will more likely be registered under the name of the Fund Securityholder’s broker or an agent of that broker. In Canada, the vast majority of such Fund Securities are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms. Fund Securities held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Securityholder. Without specific instructions, the broker/nominees are prohibited from voting Fund Securities for their clients. None of the Fund, JEC or JEEC know for whose benefit the Fund Securities registered in the name of CDS & Co. are held. The majority of Fund Securities held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Fund Securities are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form. The Beneficial Holder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Fund Securities held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Fund Securities to be represented at a meeting. A Beneficial Holder receiving a voting instruction form cannot use that voting instruction form to vote Fund Securities directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Fund Securities voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Fund Securities registered in the name of CDS & Co., a Beneficial Holder may attend at the Meeting as a proxyholder and vote their Fund Securities in that capacity. If a Beneficial Holder wishes to attend the Meeting and vote their Fund Securities, it must do so as proxyholder for CDS & Co or, in the case of Exchangeable Shares, Computershare Trust Company of Canada (which is the registered holder of the special voting right relating to the Exchangeable Shares).

To do this, a Beneficial Holder should enter their name in the blank space on the applicable form of proxy or voting instruction form provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

See “General Proxy Matters” in this Information Circular.

Non-Canadian GAAP Measures

The Fund’s management’s discussion and analysis of financial condition and results of operations for the year ended March 31, 2010 (the “MD&A”), which is incorporated by reference herein, makes reference to certain non-GAAP financial measures to assist in assessing the Fund’s financial performance. Non-GAAP financial measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. For information regarding the non-GAAP financial measures used by the Fund, see the MD&A.

Notice to Fund Securityholders in the United States

The offer and sale of the securities of New Just Energy issuable to Fund Securityholders and holders of Fund Incentive Rights, in exchange for their securities, pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued to such securityholders in reliance upon the exemption from the registration requirements of the 1933 Act set forth in section 3(a)(10) thereof. The solicitation of proxies or voting instruction forms for the Meeting is not subject to the proxy requirements of section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Fund Securityholders and holders of Fund Incentive Rights in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of the Fund contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. All financial statements and pro forma and historical financial information included herein or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements and pro forma and historical financial information prepared in accordance with United States GAAP and that are subject to United States auditing and auditor independence standards.

The enforcement of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Fund and New Just Energy are or will be organized under the laws of Canada, that the majority of their respective officers and directors are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that large portions of the assets of the Fund and New Just Energy and such other persons are, or will be, located outside the United States.

Subject to any applicable contractual terms applicable thereto, the New Just Energy Shares and New Just Energy Incentive Rights issuable to Fund Securityholders and holders of Fund Incentive Rights, respectively, will be freely tradable under U.S. federal securities laws, except by persons who are “affiliates” of New Just Energy after the completion of the Arrangement or within 90 days prior to the completion of the Arrangement. See “The Arrangement—Securities Law Matters—United States” in this Information Circular.

THE NEW JUST ENERGY SHARES AND NEW JUST ENERGY RIGHTS ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY

AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Unitholders and JEEC Shareholders should also be aware that the Arrangement and the ownership of Units and Exchangeable Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations” for a description of tax considerations applicable to Unitholders subject to United States federal taxation. Tax considerations applicable to JEEC Shareholders and holders of Fund Incentive Rights subject to United States federal taxation have not been included in this Information Circular. Unitholders, JEEC Shareholders and holders of Fund Incentive Rights are advised to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

References to Currency

Unless otherwise noted, all references in this Information Circular to monetary amounts are expressed in Canadian dollars and “$” means Canadian dollars.

Currency Exchange Rates

The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from the Bank of Canada noon rate in effect on each trading day during the relevant period. On May 21, 2010, the Bank of Canada noon rate was USD$0.9461 equals CAD$1.00.

	Year Ended March 31,
	2010	2009	2008
Period End	0.985	0.794	0.973
High	0.989	1.016	1.091
Low	0.791	0.769	0.863
Average(1)	0.917	0.888	0.968

Note:

(1)	Average represents the average of the rates on the last day of each month during the period.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information hereof. Terms and abbreviations used in the Schedules to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“AcquisitionCo” means Just Energy Group Inc., a corporation incorporated under the CBCA and, prior to the completion of the Arrangement, a wholly-owned subsidiary of the Fund;

“AcquisitionCo DSGs” means deferred share grants in respect of AcquisitionCo Shares to be granted to holders of Fund Director DUGs under the Arrangement;

“AcquisitionCo EPS Rights” means rights to acquire AcquisitionCo Shares to be granted to holders of rights to acquire Units under the Fund EPS Plan under the Arrangement;

“AcquisitionCo EUP Rights” means rights to acquire AcquisitionCo Shares to be granted to holders of rights to acquire Units under the Fund EUP Plan under the Arrangement;

“AcquisitionCo Options” means options to acquire AcquisitionCo Shares to be granted to holders of Fund Options under the Arrangement;

“AcquisitionCo RSGs” means restricted share grants in respect of AcquisitionCo Shares to be granted to holders of Fund UARs under the Arrangement;

“AcquisitionCo Shares” means common shares in the capital of AcquisitionCo and, following the Arrangement, means the New Just Energy Shares;

“Administration Agreement” means the administration agreement dated April 30, 2001 between JEC (as administrator) and the Fund, as the same may be amended from time to time;

“affiliate” has the meaning ascribed thereto in MI 62-104;

“AIF” means the annual information form of the Fund dated June 18, 2009;

“Amalgamation” means the amalgamation pursuant to the Plan of Arrangement of AcquisitionCo and, provided that it has been continued as a corporation under the CBCA prior to the Effective Time, OESC ExchangeCo, and, if the Arrangement Resolution is approved by the JEEC Shareholders voting as a separate class, JEEC and UEGL ExchangeCo;

“Arrangement” means the arrangement pursuant to Section 192 of the CBCA contemplated by the Arrangement Agreement and set forth in the Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated effective May 27, 2010 among the Fund, JEC, JEEC and New Just Energy with respect to the Arrangement, a copy which is set forth in Schedule C hereto;

“Arrangement Resolution” means the special resolution set forth in Schedule A hereto in respect of the Arrangement to be considered at the Meeting;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order has been granted, and which are expected to filed on or about January 1, 2011;

“Board” or “Board of Directors” means the board of directors of JEC as it may be comprised from time to time;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Toronto, Ontario are not generally open for business;

“Canadian GAAP” means GAAP in Canada;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

“CCE” means a commercial customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 therms) of natural gas on an annual basis and as regards electricity 10,000 kWh of electricity on an annual basis which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

“Certificate” means the certificate of arrangement giving effect to the Arrangement to be issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed, which is expected to occur on or about January 1, 2011;

“Class A Shares” means the Class A preference shares of JEC;

“Class A Shareholder” means the holder of the Class A Shares;

“Computershare” means Computershare Trust Company of Canada;

“Counsel” means Burnet, Duckworth & Palmer LLP;

“Court” means the Court of Queen’s Bench of Alberta;

“CT” means ESIF Commercial Trust I, an open ended investment trust established under the laws of the Province of Ontario pursuant to the CT Declaration of Trust;

“CT Declaration of Trust” means the trust indenture dated March 16, 2004 between the Fund, as the initial unitholder and JEC as trustee, as amended from time to time;

“CT Preferred Units” means the 1,394,489 preferred units of CT owned by JEC;

“Debentures” means, collectively, the Fund Convertible Debentures and the JEEC Convertible Debentures;

“Debenture Indentures” means, collectively, the Fund Debenture Indenture and the JEEC Debenture Indenture;

“Depositary” means Computershare or such other person as may be designated by the Fund or, following the Effective Time, New Just Energy, for the purpose of receiving the deposit of certificates formerly representing Fund Securities;

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” means the rights of registered Unitholders and, provided the JEEC Shareholders approve the Arrangement, the registered JEEC Shareholders to dissent in respect of the Arrangement Resolution pursuant to and in accordance with Section 190 of the CBCA, as modified by the Interim Order;

“Dissenting Securityholders” means registered holders of Units and, if the Arrangement Resolution is approved by the JEEC Shareholders voting as a separate class, registered holders of Exchangeable Shares, in each case who validly exercise the Dissent Rights and do not prior to the Effective Date withdraw or otherwise relinquish such Dissent Rights;

“Effective Date” means the date the Arrangement is effective under the CBCA, which is anticipated to be on or about January 1, 2011;

“Effective Time” means the time when the Arrangement becomes effective as provided in the Plan of Arrangement;

“Exchangeable Shares” means exchangeable shares, series 1 in the capital of JEEC;

“Final Order” means the order of the Court approving the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Financial Statements” means the audited comparative consolidated financial statements of the Fund as at and for the years ended March 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon;

“Fund” or “Just Energy” means Just Energy Income Fund, a trust organized under the laws of the Province of Ontario and governed by the Fund Declaration of Trust;

“Fund Arrangement Parties” means the Fund, JEC, AcquisitionCo, OESC ExchangeCo, JEEC, CT and UEGL ExchangeCo, and, following the Amalgamation, New Just Energy;

“Fund Convertible Debentures” means the $330 million aggregate principal amount of 6.0% convertible extendible unsecured subordinated debentures of Fund issued on May 5, 2010 pursuant to the Fund Debenture Indenture;

“Fund DDC Plan” means the Directors’ Deferred Compensation Plan of the Fund as amended from time to time;

“Fund Debenture Indenture” means the trust indenture dated as of May 5, 2010 between the Fund and the Fund Debenture Trustee pursuant to which the Fund Convertible Debentures were issued;

“Fund Debenture Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Fund Debenture Indenture;

“Fund Declaration of Trust” means the amended and restated declaration of trust dated April 18, 2001 between JEC and the Fund Trustee, as the same may be further amended or amended and restated from time to time;

“Fund DUGs” means deferred unit grants outstanding under the Fund DDC Plan;

“Fund EPS Plan” means the Employee Profit Sharing Plan of the Fund as amended from time to time;

“Fund Entities” means, together, the Fund, JEEC, New Just Energy and JEC;

“Fund EUP Plan” means the Employee Unit Purchase Plan (for employees of U.S. subsidiaries) of the Fund as amended from time to time;

“Fund Incentive Plans” means, collectively, the Fund DDC Plan, the Fund Option Plan, the Fund UAR Plan, the Fund EUP Plan and the Fund EPS Plan;

“Fund Incentive Rights” means, collectively, the Fund DUGs, the Fund Options, the Fund UARs and the rights to acquire Units under the Fund EUP Plan and the Fund EPS Plan;

“Fund Note” means the promissory note, in aggregate principal amount equal to the fair market value of the CT Preferred Units, to be issued in favour of JEC pursuant to subsection 3.1(q) of the Plan of Arrangement, in consideration of the transfer of the CT Preferred Units by JEC to the Fund;

“Fund Option Plan” means the 2001 Unit Option Plan of the Fund as amended from time to time;

“Fund Options” means options to acquire Units outstanding under the Fund Option Plan;

“Fund Securities” means, collectively, the Units, the Class A Shares and the Exchangeable Shares;

“Fund Securityholders” means, collectively, the Unitholders, the Class A Shareholder and the JEEC Shareholders;

“Fund Special Voting Right” means the one special voting right of the Fund issued to Computershare in its capacity as trustee under the Voting and Exchange Trust Agreement, the beneficiaries of which are the JEEC Shareholders;

“Fund Special Units” means the units of the Fund designated as “Special Units” under the Fund Declaration of Trust;

“Fund Trustee” means Montreal Trust Company of Canada (and its successors), in its capacity as trustee under the Fund Declaration of Trust;

“Fund UAR Plan” means the 2004 Unit Appreciation Rights Plan of the Fund as amended from time to time;

“Fund UARs” means unit appreciation rights outstanding under the Fund UAR Plan;

“Fund Voting Securityholders” means the holders of Fund Voting Securities from time to time;

“Fund Voting Securities” means, collectively, the Units, the Fund Special Units, the Fund Special Voting Right and the Class A Shares;

“GAAP” means generally accepted accounting principles;

“Hudson” means, collectively, Hudson Energy Corp. and Hudson Parent Holdings, LLC;

“Hudson Acquisition” means the indirect acquisition by the Fund of Hudson;

“Information Circular” means this management information circular of the Fund;

“Interim Order” means the interim order of the Court dated May 27, 2010 containing declarations and directions with respect to the notice to be given in respect of, and the conduct of, the Meeting and otherwise with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“JEC” means Just Energy Corp., a corporation amalgamated under the laws of the Province of Ontario and a subsidiary of the Fund;

“JEEC” means Just Energy Exchange Corp., a corporation amalgamated under the laws of Canada;

“JEEC Convertible Debentures” means the $90 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures of JEEC issued on October 2, 2007 pursuant to the JEEC Debenture Indenture;

“JEEC Debenture Indenture” means the trust indenture dated as of October 2, 2007 between JEEC and the JEEC Debenture Trustee pursuant to which the JEEC Convertible Debentures were issued, as supplemented and amended from time to time;

“JEEC Debenture Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the JEEC Debenture Indenture;

“JEEC Shareholders” means the holders from time to time of Exchangeable Shares;

“Letter of Transmittal” means the letter of transmittal to be sent to the JEEC Shareholders prior to the Effective Date pursuant to which such holders are required to deliver certificates representing Exchangeable Shares in order to receive the New Just Energy Shares issuable to them pursuant to the Arrangement;

“MD&A” means the management’s discussion and analysis of the financial condition and operations of the Fund for the year ended March 31, 2010;

“Meeting” means the annual and special meeting of Unitholders, the Class A Shareholder and the holder of the Special Voting Right (the beneficiaries of which are the JEEC Shareholders) to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Minister” means the Federal Finance Minister;

“New Just Energy” means AcquisitionCo and, if the Amalgamation is completed pursuant to the Arrangement, means the corporation formed pursuant thereto, and in either case is the publicly traded, dividend-paying corporation the Fund’s income trust structure will be converted into pursuant to the Arrangement;

“New Just Energy Board” means the board of directors of New Just Energy;

“New Just Energy Incentive Rights” means, collectively, the AcquisitionCo DSGs, the AcquisitionCo EPS Rights, the AcquisitionCo EUP Rights, the AcquisitionCo Options and the AcquisitionCo RSGs;

“New Just Energy Shares” means the common shares in the capital of New Just Energy;

“New Just Energy Shareholders” means the holders from time to time of New Just Energy Shares;

“NHS” means National Energy Corporation, a corporation doing business as National Home Services and a subsidiary of JEEC;

“OESC ExchangeCo” means OESC Exchangeco II Inc., a corporation incorporated under the laws of the Province of Ontario; and

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement in the form set out in Exhibit A to Schedule C to this Information Circular, as amended, modified, supplemented or restated from time to time in accordance with its terms and the Arrangement Agreement;

“RCE” means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of natural gas and electricity used by a typical household;

“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;

“related party” has the meaning ascribed thereto in MI 61-101;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“SIFT Conversion Rules” means the legislative provisions intended to allow the conversion of “specified investment flow-through” trusts and partnerships to corporations on a tax-deferred basis, which were announced by the Minister on July 14, 2008 and which were enacted on March 12, 2009, pursuant to Bill C-10;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by the Fund or JEEC, as the case may be);

“Support Agreement” means the support agreement relating to the Exchangeable Shares dated July 1, 2009 among the Fund, JEEC, UEGL ExchangeCo and Computershare; and

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“TGF” means Terra Grain Fuels Inc., a corporation amalgamated under the CBCA and a subsidiary of JEEC;

“TSX” means the Toronto Stock Exchange;

“UEGL ExchangeCo” means UEGL Exchangeco Corp., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Fund;

“Unitholders” means the holders from time to time of Units;

“Units” means the trust units of the Fund;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Universal” means Universal Energy Group Ltd.;

“Universal Acquisition” means the indirect acquisition by the Fund of all of the outstanding common shares of Universal;

“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement relating to the Exchangeable Shares dated July 1, 2009 among the Fund, JEEC, UEGL ExchangeCo and the Voting and Exchange Trust Agreement Trustee; and

“Voting and Exchange Trust Agreement Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the Voting and Exchange Trust Agreement.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Schedules hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Schedules hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held at the Toronto Stock Exchange — Broadcast Centre, located at The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada at 3:00 p.m. (Toronto time) on Tuesday, June 29, 2010, for the purposes set forth in the accompanying Notice of Annual and Special Meeting.

The business of the Meeting will be: (i) to consider and vote upon the Arrangement Resolution; (ii) to receive the audited financial statements of the Fund for the year ended March 31, 2010; (iii) to elect directors of JEC for the ensuing year; (iv) to appoint auditors for the ensuing year and authorize the directors of JEC to fix their remuneration; (v) to approve an ordinary resolution increasing the number of unit appreciation rights issuable under the Fund’s 2004 Unit Appreciation Rights Plan; (vi) to approve certain amendments to the Fund’s Directors’ Deferred Compensation Plan and (vii) to transact such further and other business as may properly be brought before the Meeting. See “The Arrangement”, “General Business to be Acted Upon at the Meeting” and “Other Items of Special Business to be Acted Upon at the Meeting”. The matters listed in (ii), (iii), (iv), (v) and (vi) are required to be voted upon even in the event the Arrangement is not completed.

The Arrangement

The purpose of the Arrangement is to convert the Fund to a corporate structure and to provide long-term stability of distributions and dividends for Fund Securityholders while minimizing the impact of the SIFT Rules.

Pursuant to the Arrangement, Unitholders, the Class A Shareholder and, provided that JEEC Shareholders, voting as a separate class, approve the Arrangement, JEEC Shareholders will exchange their Fund Securities for New Just Energy Shares on a one-for-one basis and become shareholders of New Just Energy. Following the Arrangement, New Just Energy will operate the existing businesses of the Fund and its subsidiaries and the existing directors and management of JEC, the Fund’s administrator, will become the board and management of New Just Energy. Based on the number of issued and outstanding Fund Securities as at May 23, 2010, and assuming that there are no Dissenting Securityholders and that the JEEC Shareholders, voting as a separate class, approve the Arrangement, immediately following completion of the Arrangement an aggregate of approximately 134,426,441 New Just Energy Shares will be issued and outstanding, the holders of which will be the former Fund Securityholders. See “The Arrangement – General”, “The Arrangement – Effect on the Fund Securityholders”, “Information Concerning New Just Energy” and the unaudited pro forma consolidated financial statements of New Just Energy after giving effect to the Arrangement included in Schedule D of this Information Circular.

IF THE JEEC SHAREHOLDERS DO NOT APPROVE THE ARRANGEMENT AS A SEPARATE CLASS, NEW JUST ENERGY WILL ASSUME THE FUND’S OBLIGATIONS UNDER THE EXCHANGEABLE SHARES AND JEEC SHAREHOLDERS WILL BE ENTITLED TO RECEIVE DIVIDENDS ON THE EXCHANGEABLE SHARES IN AN AMOUNT EQUAL TO ONLY 66 2/3% OF ANY DIVIDENDS PAID ON THE NEW JUST ENERGY SHARES. See “The Arrangement—Consequences if JEEC Shareholders Do Not Approve the Arrangement” and “Information Concerning the Fund and JEEC – Distribution History—JEEC”.

Distributions and dividends expected to be paid to Unitholders and JEEC Shareholders, respectively, during the balance of 2010 will not be affected by the proposed Arrangement and it is anticipated that they will be paid in the usual manner. Following completion of the Arrangement, management anticipates a monthly dividend in the amount of $0.10333 per New Just Energy Share ($1.24 per New Just Energy Share on an annualized basis) will be paid to New Just Energy Shareholders. See “The Arrangement – Effect on Distributions and Dividends” and “Information Concerning New Just Energy – Dividend Policy”.

Pursuant to the Arrangement: (i) each of the Fund Incentive Plans will be amended such that, among other things, all references therein to Units shall be changed to New Just Energy Shares; and (ii) the outstanding Fund Incentive Rights at the Effective Time will be exchanged for New Just Energy Incentive Rights entitling the holders thereof to acquire New Just Energy Shares in the same number and on the same terms as they were entitled to acquire Units pursuant to the Fund Incentive Rights. See “The Arrangement – Effect on the Fund Incentive Plans” and “The Arrangement—Details of the Arrangement”.

Upon completion of the Arrangement, New Just Energy will, in accordance with the provisions of the Debenture Indentures, expressly assume all of the covenants and obligations of the Fund and JEEC under the Debenture Indentures and the outstanding Debentures. See “The Arrangement – Effect on the Holders of Fund Convertible Debentures” and “The Arrangement – Effect on the Holders of JEEC Convertible Debentures”.

It is anticipated that New Just Energy will continue the Fund’s distribution reinvestment plan such that eligible shareholders of New Just Energy will be permitted to reinvest the dividends received on their New Just Energy Shares in the same manner and on the same terms as distributions on the Units are currently permitted to be reinvested. See “The Arrangement – Effect on the DRIP”.

Also see “Pre-Arrangement Structure” and “Post-Arrangement Structure” under “The Arrangement—Details of the Arrangement” for diagrams of the organizational structure of the Fund and New Just Energy before and after the Arrangement, respectively.

Background to and Reasons for the Arrangement

On October 31, 2006, the Minister announced the federal government’s plan to change the tax treatment of income trusts (the “SIFT Rules”). The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders. The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including Just Energy, royalty trusts and numerous other Canadian securities. On December 15, 2006, the Minister issued guidelines which established objective tests with respect to what would be considered “normal growth” for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief. On December 4, 2008, the Minister announced certain changes to the guidelines issued on December 15, 2006. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

Following the announcement of the SIFT Rules, Just Energy’s management considered the implications thereof on the then current structure of Just Energy as well as the anticipated effects on the Fund if Just Energy were to convert to a corporate structure. Just Energy’s management updated the Board with its analysis on a regular basis.

On July 14, 2008, the Minister issued proposed amendments to the Tax Act to implement the SIFT Conversion Rules, which are intended to facilitate the conversion of mutual fund trusts (as defined in the Tax Act) such as Just Energy into corporations without any undue tax consequences. The SIFT Conversion Rules were enacted on March 12, 2009.

Following the announcement of the SIFT Conversion Rules, the Board and management reviewed the Fund’s strategic objectives and the options available to it in respect thereof to ensure that the Fund’s capital structure was efficient and that Unitholder value is being maximized.

After consulting with legal counsel and the Fund’s auditors, management presented various conversion alternatives at meetings of the Board of Directors in November 2009 and February 2010.

On February 3, 2010, the Fund announced it plans to reorganize its income trust structure into a publicly-traded dividend-paying corporation.

On May 20, 2010 the Board of Directors reviewed the Plan of Arrangement. At such meeting, presentations were made by management and after duly considering the financial and legal aspects and other considerations relating to the proposed Arrangement, including the terms of the proposed Plan of Arrangement, and the directors duties and responsibilities to Unitholders, JEEC Shareholders and other stakeholders, the Board of Directors of JEC unanimously approved the proposed Arrangement providing for the reorganization of the Fund’s income trust structure into a corporate structure and concluded that the proposed Arrangement was in the best interests of the Fund, the Unitholders and the JEEC Shareholders, and resolved to recommend that the Unitholders and the JEEC Shareholders vote in favour of the Arrangement Resolution approving the Plan of Arrangement.

See “Background to and Reasons for the Arrangement”.

Anticipated Benefits of the Arrangement

In recommending the proposed reorganization to the Unitholders and the JEEC Shareholders, the Board of Directors believe that the conversion to a corporation pursuant to the Plan of Arrangement provides a number of benefits to the Fund, the Unitholders and the JEEC Shareholders including, without limitation, the following.

(a)	the Plan of Arrangement provides for an effective and efficient method of converting from a SIFT to a corporation consistent with existing legislation;

(b)	the unique nature of Just Energy as a growth company with high return on invested capital allows it to pay both a substantial yield and continue to grow. This remains true regardless of whether Just Energy is an income fund or a corporation;

(c)	the receipt post conversion of $1.24 per year in dividends will result in a substantially higher after tax cash yield to shareholders than that of $1.24 in distributions for most taxable Canadian Unitholders;

(d)	its anticipated that as a corporation, Just Energy will have greater access to capital markets to the extent that issuance of equity should be required for growth through acquisition;

(e)	foreign ownership limitations on income funds will no longer apply to Just Energy;

(f)	the high dividend yield as a corporation combined with Just Energy’s growth prospects are expected to focus market attention on the value of the New Just Energy Shares;

(g)	it is anticipated that the reorganized structure of the Fund as a dividend paying corporation will attract new investors, including non-resident investors, and provide, in the aggregate, a more active and attractive market for the New Just Energy Shares than currently exists for the Units; and

(h)	New Just Energy will be managed by the same experienced team of professionals.

See “Background to and Reasons for the Arrangement – Anticipated Benefits of the Arrangement”.

Recommendation of the Board

The Board has unanimously determined that the Arrangement is fair to the Unitholders and the JEEC Shareholders, is in the best interests of the Fund, the Unitholders and the JEEC Shareholders, and unanimously recommends that the Unitholders and the JEEC Shareholders vote in favour of the Arrangement Resolution.

Each director and executive officer of JEC has indicated that he or she intends to vote all Fund Securities that he or she beneficially owns or exercises control or direction over in favour of the Arrangement Resolution. As of May 23, 2010, the directors and executive officers of JEC, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 6,666,583 Fund Securities (which represents approximately 5.0% of the outstanding Fund Securities). See “Background to and Reasons for the Arrangement – Recommendation of the Board”.

Approvals

Fund Securityholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than 66 2/3% of the votes cast by the Fund Securityholders voting together as a single class either in person or by proxy at the Meeting. In addition, in order to be effective upon JEEC, UEGL ExchangeCo and the JEEC Shareholders, the Arrangement must also be approved by at least 66 2/3% of the votes cast by JEEC Shareholders voting as a separate class. See “The Arrangement – Approvals – Fund Securityholder Approval”.

Court Approvals

The CBCA provides that an arrangement requires Court approval. If the Arrangement Resolution is approved by the Fund Securityholders, voting together as a single class, at the Meeting, and provided that the Board has not determined to not proceed with the Arrangement, the Fund, JEEC and AcquisitionCo will make an application to the Court for the Final Order at the Calgary Court Centre, 601—5th Street, S.W., Calgary, Alberta, Canada, on June 30, 2010 at 3:30 p.m. (Toronto time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular. At the application the Court will be requested to consider the fairness of the Arrangement. See “The Arrangement – Approvals – Court Approvals”.

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved: (i) the substitutional listing of the New Just Energy Shares; (ii) the substitutional listing of the Fund Convertible Debentures and JEEC Convertible Debentures to be assumed by New Just Energy; and (iii) the additional listing of the New Just Energy Shares (the “Underlying Shares”) issuable pursuant to the New Just Energy Incentive Rights and upon conversion of the Fund Convertible Debentures and the JEEC Convertible Debentures to be assumed by New Just Energy. The TSX has conditionally approved the substitutional listing of the New Just Energy Shares, the Fund Convertible Debentures, the JEEC Convertible Debentures, and the additional listing of the Underlying Shares subject to New Just Energy fulfilling the requirements of the TSX. Following the Arrangement, the New Just Energy Shares, the Fund Convertible Debentures and the JEEC Convertible Debentures will be listed on the TSX under the trading symbols “JE”, “JE.DB” and “JE.DB.A”, respectively. See “The Arrangement – Approvals – Stock Exchange Listing Approvals”.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions to be satisfied at that point in time are satisfied or waived, the Fund and JEEC intend to apply for the Final Order approving the Arrangement on June 30, 2010. If the Final Order is obtained on June 30, 2010 in form and substance satisfactory to the Fund, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Fund expects the Effective Date will be on or about January 1, 2011. It is not possible, however, to state with certainty when the Effective Date will occur. See “The Arrangement – Timing of Completion of the Arrangement”.

Procedure for Exchange of Securities

Exchange of Units

As the Units trade in the “book entry” system and no certificates are issued to unregistered Unitholders, no new certificates for New Just Energy Shares will be issued to former beneficial holders of Units following the completion of the Arrangement and beneficial holders of Units do not need to take any action.

Exchange of Exchangeable Shares

Assuming the Arrangement is approved by the JEEC Shareholders voting as a separate class, in order to receive their New Just Energy Shares on the completion of the Arrangement, each JEEC Shareholder must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal together with the certificates representing such holder’s Exchangeable Shares. The form of Letter of Transmittal will be sent to JEEC Shareholders closer to the Effective Date. JEEC Shareholders whose Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Exchangeable Shares.

The use of the mail to transmit certificates representing Exchangeable Shares and the Letter of Transmittal is at each holder’s risk. The Fund recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used.

From and after the Effective Time (assuming the JEEC Shareholders approve the Arrangement), certificates formerly representing Exchangeable Shares exchanged pursuant to the Plan of Arrangement shall represent only the right to receive New Just Energy Shares to which the holders are entitled pursuant to the Arrangement.

JEEC Shareholders will not receive New Just Energy Shares or any dividends which may be declared thereon after the Effective Date until they submit the certificates for their Exchangeable Shares to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Exchangeable Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or before the day prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive New Just Energy Shares or any distributions or dividends which may have been declared thereon.

See “The Arrangement – Procedure for Exchange of Securities”.

Right to Dissent

Pursuant to the Interim Order, holders of Units and, provided that the JEEC Shareholders, voting as a separate class, approve the Arrangement, holders of Exchangeable Shares have been granted the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Units and Exchangeable Shares, as the case may be, in accordance with the provisions of Section 190 of the Canada Business Corporations Act, as modified by the Interim Order. To exercise such right, the dissenting securityholder must send to the Fund or JEEC, as the case may be, a written objection to the Arrangement Resolution, which written objection must be received by the Fund or JEEC c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Shannon Wray by 4:00 p.m. (Toronto time) on the second business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 190 of the Canada Business Corporations Act, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Units and Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Units and Exchangeable Shares are entitled to dissent. Accordingly, a beneficial owner of Units and/or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for the Units and Exchangeable Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Fund or JEEC, as the case may be, or, alternatively, make arrangements for the registered holder of such Units and/or Exchangeable Shares to dissent on behalf of the holder.

See “The Arrangement – Right to Dissent” and Schedules B and E for a copy of the Interim Order and the provisions of Section 190 of the CBCA, respectively.

Certain Canadian Federal Income Tax Considerations

Under the SIFT Conversion Rules, the exchange of Fund Securities by a Fund Securityholder (other than a Dissenting Securityholder) for New Just Energy Shares, will generally occur on an automatic tax-deferred basis and not result in a capital gain or capital loss to the Fund Securityholder. This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary.

The foregoing summary is qualified in its entirety by the more detailed discussion of Canadian federal income tax consequences of the Arrangement set forth under the heading “Certain Canadian Federal Income Tax Considerations”. All Fund Securityholders should consult their own tax advisors for advice with respect to their own particular circumstances.

Certain United States Federal Income Tax Considerations

Although there is no authority directly addressing the U.S. federal income tax treatment of a series of transactions like the Arrangement and, therefore, the U.S. federal income tax consequences of the Arrangement to U.S. Holders is not free from doubt, the Fund believes the Arrangement should qualify as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code. In accordance with this treatment, each U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of his or her Units for New Just Energy Shares. However, the Fund has not requested or received a ruling or opinion regarding the U.S. Federal income tax treatment of the Arrangement. If, contrary to the foregoing, the Arrangement is not treated as a Reorganization, a U.S. Holder would recognize gain or loss to the extent that the fair market value of the New Just Energy Shares received differs from his or her adjusted tax basis in the Units exchanged.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “Certain U.S. Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations. Fund Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New Just Energy Shares after the Arrangement. Fund Securityholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding New Just Energy Shares.

Risk Factors

Risk factors related to the business of the Fund and its subsidiaries will generally continue to apply to New Just Energy after the Effective Date and will not be affected by the Arrangement. In the event that the Arrangement is completed, the business and operations of, and an investment in, New Just Energy will be subject to various risk factors set forth under “Information Concerning the Fund and JEEC – Risk Factors” and “Information Concerning New Just Energy – Risk Factors”, and under the heading “Risk Factors” in the AIF, as well as the other risk factors set forth elsewhere herein and in the documents incorporated by reference, including the MD&A. Fund Securityholders should consider carefully such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

On October 31, 2006, the Minister announced the federal government’s plan to change the tax treatment of income trusts (the “SIFT Rules”). The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders. The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including Just Energy, royalty trusts and numerous other Canadian securities. On December 15, 2006, the Minister issued guidelines which established objective tests with respect to what would be considered “normal growth” for the purposes of determining how much existing trusts are permitted to grow without jeopardizing their transitional relief. On December 4, 2008, the Minister announced certain changes to the guidelines issued on December 15, 2006. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

Following the announcement of the SIFT Rules, Just Energy’s management considered the implications thereof on the then current structure of Just Energy as well as the anticipated effects on the Fund if Just Energy were to convert to a corporate structure. Just Energy’s management updated the Board with its analysis on a regular basis.

On July 14, 2008, the Minister issued proposed amendments to the Tax Act to implement the SIFT Conversion Rules, which are intended to facilitate the conversion of mutual fund trusts (as defined in the Tax Act) such as Just Energy into corporations without any undue tax consequences. The SIFT Conversion Rules were enacted on March 12, 2009.

Following the announcement of the SIFT Conversion Rules, the Board and management reviewed the Fund’s strategic objectives and the options available to it in respect thereof to ensure that the Fund’s capital structure was efficient and that Unitholder value is being maximized.

After consulting with legal counsel and the Fund’s auditors, management presented various conversion alternatives at meetings of the Board of Directors in November 2009 and February 2010.

On February 3, 2010, the Fund announced it plans to reorganize its income trust structure into a publicly-traded dividend-paying corporation.

On May 20, 2010 the Board of Directors reviewed the Plan of Arrangement. At such meeting, presentations were made by management and after duly considering the financial and legal aspects and other considerations relating to the proposed Arrangement, including the terms of the proposed Plan of Arrangement, and the directors duties and responsibilities to Unitholders, JEEC Shareholders and other stakeholders, the Board of Directors of JEC unanimously approved the proposed Arrangement providing for the reorganization of the Fund’s income trust structure into a corporate structure and concluded that the proposed Arrangement was in the best interests of the Fund, the Unitholders and the JEEC Shareholders, and resolved to recommend that the Unitholders and the JEEC Shareholders vote in favour of the Arrangement Resolution approving the Plan of Arrangement.

Anticipated Benefits of the Arrangement

In recommending the proposed reorganization to the Unitholders and the JEEC Shareholders, the Board of Directors believe that the conversion to a corporation pursuant to the Plan of Arrangement provides a number of benefits to the Fund, the Unitholders and the JEEC Shareholders including, without limitation, the following.

(a)	the Plan of Arrangement provides for an effective and efficient method of converting from a SIFT to a corporation consistent with existing legislation;

(b)	the unique nature of Just Energy as a growth company with high return on invested capital allows it to pay both a substantial yield and continue to grow. This remains true regardless of whether Just Energy is an income fund or a corporation;

(c)	the receipt post conversion of $1.24 per year in dividends will result in a substantially higher after tax cash yield to shareholders than that of $1.24 in distributions for most taxable Canadian Unitholders;

(d)	its anticipated that as a corporation, Just Energy will have greater access to capital markets to the extent that issuance of equity should be required for growth through acquisition;

(e)	foreign ownership limitations on income funds will no longer apply to Just Energy;

(f)	the high dividend yield as a corporation combined with Just Energy’s growth prospects are expected to focus market attention on the value of the New Just Energy Shares;

(g)	it is anticipated that the reorganized structure of the Fund as a dividend paying corporation will attract new investors, including non-resident investors, and provide, in the aggregate, a more active and attractive market for the New Just Energy Shares than currently exists for the Units; and

(h)	New Just Energy will be managed by the same experienced team of professionals.

Recommendation of the Board

The Board has unanimously determined that the Arrangement is fair to the Unitholders and the JEEC Shareholders, is in the best interests of the Fund, the Unitholders and the JEEC Shareholders, and unanimously recommends that the Unitholders and the JEEC Shareholders vote in favour of the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board considered a number of factors, including the expected benefits of the Arrangement described above. In reaching such determination, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given a different weight to each factor.

Each director and executive officer of JEC has indicated that he or she intends to vote all Fund Securities that he or she beneficially owns or exercises control or direction over in favour of the Arrangement Resolution. As of May 23, 2010, the directors and executive officers of JEC, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 6,666,583 Fund Securities (which represents approximately 5.0% of the outstanding Fund Securities).

THE ARRANGEMENT

General

The purpose of the Arrangement is to convert the Fund to a corporate structure and to provide long-term stability of distributions and dividends for Fund Securityholders while minimizing the impact of the SIFT Rules. Pursuant to the Arrangement, Unitholders, the Class A Shareholder and, provided that JEEC Shareholders, voting as a separate class, approve the Arrangement, JEEC Shareholders will become shareholders of New Just Energy. New Just Energy will operate the existing businesses of the Fund and its subsidiaries and the existing directors and management of JEC, the Fund’s administrator, will become the board and management of New Just Energy. See “Information Concerning New Just Energy”.

Effect on the Fund Securityholders

If the Arrangement is approved by the Fund Securityholders, voting together as a single class, as well as the JEEC Shareholders voting as a separate class, the Arrangement will, through a series of transactions, result in the exchange of the Fund Securities (other than Units and Exchangeable Shares held by Dissenting Securityholders, if any) for New Just Energy Shares on a one-for-one basis. Based on the number of issued and outstanding Fund Securities as at May 23, 2010, and assuming that there are no Dissenting Securityholders and that the JEEC Shareholders, voting as a separate class, approve the Arrangement, immediately following completion of the Arrangement an aggregate of approximately 134,426,441 New Just Energy Shares will be issued and outstanding, the holders of which will be the former Fund Securityholders.

If the JEEC Shareholders do not approve the Arrangement as a separate class, only those JEEC Shareholders that exchange their Exchangeable Shares for Units prior to the Effective Date will receive New Just Energy Shares under the Arrangement. See “Exchangeable Shares – If JEEC Shareholders Do Not Approve the Arrangement”.

Consequences if JEEC Shareholders Do Not Approve the Arrangement

If the JEEC Shareholders, voting as a separate class, do not approve the Arrangement, the Exchangeable Shares will not be exchanged for New Just Energy Shares under the Arrangement. In such event, from and after the Effective Time, New Just Energy will, in accordance with the terms and provisions of the Exchangeable Shares, the Voting and Exchange Trust Agreement and the Support Agreement, expressly assume all of the covenants and obligations of the Fund under Voting and Exchange Trust Agreement and the Support Agreement. Accordingly, JEEC Shareholders who did not exchange their Exchangeable Shares prior to the Effective Time will thereafter be entitled to receive, upon exchange of such Exchangeable Shares, in lieu of the one (1) Unit per Exchangeable Share that would have been issuable on exchange prior to the Effective Time, one (1) New Just Energy Share.

IF JEEC SHAREHOLDERS, VOTING AS A SEPARATE CLASS, DO NOT APPROVE THE ARRANGEMENT, PURSUANT TO NEW JUST ENERGY’S ASSUMPTION OF THE FUND’S OBLIGATIONS UNDER THE EXCHANGEABLE SHARES, JEEC SHAREHOLDERS WILL BE ENTITLED TO RECEIVE DIVIDENDS ON THE EXCHANGEABLE SHARES IN AN AMOUNT EQUAL TO ONLY 66 2/3% OF ANY DIVIDENDS PAID ON THE NEW JUST ENERGY SHARES.

Effect on Distributions and Dividends

Distributions and dividends expected to be paid to Unitholders and JEEC Shareholders, respectively, during the balance of 2010 will not be affected by the proposed Arrangement and it is anticipated that they will be paid in the usual manner. Following completion of the Arrangement, management anticipates a monthly dividend in the amount of $0.10333 per New Just Energy Share ($1.24 per New Just Energy Share on an annualized basis) will be paid to New Just Energy Shareholders. See “Information Concerning New Just Energy – Dividend Policy”.

Effect on Holders of Fund Convertible Debentures

Holders of Fund Convertible Debentures who convert their Fund Convertible Debentures prior to the Effective Time will receive, in exchange for the Units issued on conversion, the same consideration under the Arrangement as Unitholders based upon the number of Units so issued.

From and after the Effective Time, New Just Energy will, in accordance with the provisions of the Fund Debenture Indenture, expressly assume, by supplemental indenture executed and delivered to the Fund Debenture Trustee in form satisfactory to the Fund Debenture Trustee, all of the covenants and obligations of the Fund under the Fund Debenture Indenture and the outstanding Fund Convertible Debentures, whereupon New Just Energy will succeed to and be substituted for Fund under the Fund Debenture Indenture.

Following completion of the Arrangement (and assumption by New Just Energy of the Fund Convertible Debentures in accordance with the Fund Debenture Indenture), the conversion terms of the Fund Convertible Debentures will be adjusted in accordance with the Fund Debenture Indenture to reflect the exchange of Units for New Just Energy Shares under the Arrangement. Holders of Fund Convertible Debentures who do not convert their Fund Convertible Debentures prior to the Effective Time will thereafter be entitled to receive, upon conversion of such Fund Convertible Debentures (as assumed by New Just Energy in accordance with the Fund Debenture Indenture), in lieu of each Unit that would have been issuable on conversion prior to the Effective Time, one (1) New Just Energy Share. The adjusted conversion terms will be confirmed in the supplemental indenture to be entered into between New Just Energy and the Fund Debenture Trustee.

As the Fund Convertible Debentures trade in the “book entry” system and no individual certificates are issued, no new certificates for Fund Convertible Debentures will be issued following the completion of the Arrangement and beneficial holders of Fund Convertible Debentures do not need to take any action.

The Arrangement will not result in a “change of control” as defined in the Fund Debenture Indenture.

Effect on Holders of JEEC Convertible Debentures

The following disclosure assumes that the JEEC Shareholders, voting as a separate class, approve the Arrangement. If the JEEC Shareholders, voting as a separate class, do not approve the Arrangement, there will be no change to the JEEC Convertible Debentures.

Holders of JEEC Convertible Debentures who convert their JEEC Convertible Debentures prior to the Effective Time will receive, in exchange for the Exchangeable Shares issued on conversion, the same consideration under the Arrangement as JEEC Shareholders based upon the number of Exchangeable Shares so issued.

From and after the Effective Time, New Just Energy will, in accordance with the provisions of the JEEC Debenture Indenture, expressly assume, by supplemental indenture executed and delivered to the JEEC Debenture Trustee in form satisfactory to the JEEC Debenture Trustee, all of the covenants and obligations of JEEC under the JEEC Debenture Indenture and the outstanding JEEC Convertible Debentures, whereupon New Just Energy will succeed to and be substituted for JEEC under the JEEC Debenture Indenture.

Following completion of the Arrangement (and assumption by New Just Energy of the JEEC Convertible Debentures in accordance with the JEEC Debenture Indenture), the conversion terms of the JEEC Convertible Debentures will be adjusted in accordance with the JEEC Debenture Indenture to reflect the exchange of Exchangeable Shares for New Just Energy Shares under the Arrangement. Holders of JEEC Convertible Debentures who do not convert their JEEC Convertible Debentures prior to the Effective Time will thereafter be entitled to receive, upon conversion of such JEEC Convertible Debentures (as assumed by New Just Energy in accordance with the JEEC Debenture Indenture), in lieu of each Exchangeable Share that would have been issuable on conversion prior to the Effective Time, one (1) New Just Energy Share.

The adjusted conversion terms will be confirmed in the supplemental indenture to be entered into between New Just Energy and the JEEC Debenture Trustee.

As the JEEC Convertible Debentures trade in the “book entry” system and no individual certificates are issued, no new certificates for JEEC Convertible Debentures will be issued following the completion of the Arrangement and beneficial holders of JEEC Convertible Debentures do not need to take any action.

The Arrangement will not result in a “change of control” as defined in the JEEC Debenture Indenture.

Effect on the Fund Incentive Plans

As at May 23, 2010, an aggregate of 2,859,861 Units are issuable in accordance with outstanding Fund Incentive Rights. Pursuant to the Arrangement: (i) each of the Fund Incentive Plans will be amended such that, among other things, all references therein to Units shall be changed to New Just Energy Shares; and (ii) the outstanding Fund Incentive Rights at the Effective Time will be exchanged for New Just Energy Incentive Rights entitling the holders thereof to acquire New Just Energy Shares in the same number and on the same terms as they were entitled to acquire Units pursuant to the Fund Incentive Rights.

Effect on DRIP

It is anticipated that New Just Energy will continue the Fund’s distribution reinvestment plan such that eligible shareholders of New Just Energy will be permitted to reinvest the dividends received on their New Just Energy Shares in the same manner and on the same terms as distributions on the Units are currently permitted to be reinvested.

Details of the Arrangement

Arrangement Steps

The Plan of Arrangement, a copy of which is attached as Exhibit A to Schedule C of this Information Circular, sets out the transactions that will occur pursuant to the Arrangement. At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality, except as otherwise expressly provided.

Amendment of Fund Declaration of Trust

(a)	the Fund Declaration of Trust shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated therein;

Amendment of CT Declaration of Trust

(b)	the CT Declaration of Trust shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated therein;

Dissenting Securityholders

(c)	the Units held by Dissenting Securityholders shall be deemed to have been transferred to the Fund (free and clear of any and all liens, claims and encumbrances) and shall be immediately cancelled and cease to be outstanding, and such Dissenting Securityholders shall cease to be Unitholders or to have any rights as Unitholders, other than the right to be paid the fair value of their Units in accordance with Article 4 of the Plan of Arrangement;

(d)	if the Arrangement Resolution is approved by the JEEC Shareholders, voting together as a separate class, the Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to JEEC (free and clear of any and all liens, claims and encumbrances) and shall be immediately cancelled and cease to be outstanding, and such Dissenting Securityholders shall cease to be JEEC Shareholders or to have any rights as JEEC Shareholders, other than the right to be paid the fair value of their Exchangeable Shares in accordance with Article 4 of the Plan of Arrangement;

Removal of AcquisitionCo Share Transfer and Issue Restrictions

(e)	the articles of AcquisitionCo shall be amended to eliminate the restrictions on share transfers and the limitations on share issuances and shareholders;

Exchange of Units

(f)	all of the issued and outstanding Units (for greater certainty, other than those Units (if any) previously transferred to the Fund by Dissenting Securityholders and immediately cancelled by the Fund pursuant to paragraph (c)) shall be transferred by Unitholders to, and acquired by, AcquisitionCo (free and clear of any and all liens, claims and encumbrances);

(g)	in exchange for each one (1.0) Unit acquired by AcquisitionCo pursuant to paragraph (f), AcquisitionCo shall issue one (1.0) AcquisitionCo Share to the Unitholder who transferred such Unit to AcquisitionCo;

Exchange of Class A Shares

(h)	all of the issued and outstanding Class A Shares shall be transferred by the holder(s) thereof to, and acquired by, AcquisitionCo (free and clear of any and all liens, claims and encumbrances);

(i)	in exchange for each one (1.0) Class A Share acquired by AcquisitionCo pursuant to paragraph (h), AcquisitionCo shall issue one (1.0) AcquisitionCo Share to the holder who transferred such Class A Share to AcquisitionCo;

Exchange of Exchangeable Shares

(j)	if the Arrangement Resolution is approved by the JEEC Shareholders, voting together as a separate class, all of the issued and outstanding Exchangeable Shares (for greater certainty, other than those Exchangeable Shares (if any) previously transferred to JEEC by Dissenting Securityholders and immediately cancelled by JEEC pursuant to paragraph (d)) shall be transferred by JEEC Shareholders to, and acquired by, AcquisitionCo (free and clear of any and all liens, claims and encumbrances);

(k)	in exchange for each one (1.0) Exchangeable Share acquired by AcquisitionCo pursuant to paragraph (j), AcquisitionCo shall transfer one (1.0) AcquisitionCo Share to the JEEC Shareholder who transferred such Exchangeable Share to AcquisitionCo;

Termination of Special Voting Right

(l)	The Special Voting Right shall be cancelled and cease to be outstanding

Exchange of Rights Under Incentive Plans

(l)	each of the issued and outstanding Fund Options shall be exchanged for a AcquisitionCo Option under an agreement with AcquisitionCo to acquire the same number of AcquisitionCo Shares as the number of Units subject to the Fund Option, at the same price and on the same terms as provided in the Fund Option;

(m)	each of the issued and outstanding Fund UARs shall be exchanged for a AcquisitionCo RSG under an agreement with AcquisitionCo to receive the same number of AcquisitionCo Shares as the number of Units subject to the Fund UARs on the same terms as provided in the Fund UARs;

(n)	each of the issued and outstanding Fund DUGs shall be exchanged for a AcquisitionCo DSG under an agreement with AcquisitionCo to receive the same number of AcquisitionCo Shares as the number of Units subject to the Fund DUGs on the same terms as provided in the Fund DUGs;

(o)	each of the issued and outstanding rights to acquire Units under the Fund EPS Plan shall be exchanged for equivalent AcquisitionCo EPS Rights under an agreement with AcquisitionCo to acquire the same number of AcquisitionCo Shares as the number of Units subject to the rights under the Fund EPS Plan; on the same terms as provided in the rights under the Fund EPS Plan;

(p)	each of the issued and outstanding rights to acquire Units under the Fund EUP Plan shall be exchanged for equivalent AcquisitionCo EUP Rights under an agreement with AcquisitionCo to acquire the same number of AcquisitionCo Shares as the number of Units subject to the rights under the Fund EUP Plan on the same terms as provided in the rights under the Fund EUP Plan;

Transfer of CT Preferred Units

(q)	JEC shall sell, transfer, assign and convey the CT Preferred Units to the Fund and as consideration for the CT Preferred Units, the Fund shall issue to JEC the Fund Note;

CT Distribution

(r)	CT shall declare a distribution to the Fund of an amount equal to any remaining taxable income not declared payable or paid to the Fund prior to the Effective Time.

Wind-Up and Termination of CT

(s)	CT shall be liquidated and dissolved (as a result of which CT shall cease to exist), and all of the assets and liabilities of CT shall be distributed to and assumed by the Fund;

Repurchase of Initial AcquisitionCo Shares

(t)	AcquisitionCo shall repurchase the 100 AcquisitionCo Shares held by the Fund for $1.00 per share and such AcquisitionCo Shares shall be cancelled;

Fund Distribution

(u)	the Fund shall declare a distribution to AcquisitionCo of an amount equal to any remaining taxable income not declared payable or paid to Unitholders prior to the Effective Time.

Wind-Up and Termination of the Fund

(v)	the Fund shall be liquidated and dissolved (as a result of which the Fund shall cease to exist), and all of the assets and liabilities of the Fund shall be distributed to and assumed by AcquisitionCo, including, without limitation, all liabilities in respect of any declared but unpaid distributions payable by the Fund;

Amalgamation of AcquisitionCo and Certain Subsidiaries

(w)	AcquisitionCo, and, provided that it has been continued as a corporation under the CBCA prior to the Effective Time, OESC ExchangeCo, and, if the Arrangement Resolution is approved by the JEEC Shareholders, voting together as a separate class, JEEC and UEGL ExchangeCo, shall be amalgamated and continued as one corporation, New Just Energy, in accordance with the following:

(i)	the stated capital of all of the shares of OESC ExchangeCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the stated capital of all of the shares of JEEC shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(iii)	the stated capital of all of the shares of UEGL ExchangeCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(iv)	the articles of New Just Energy shall be the same as the articles of AcquisitionCo prior to the Amalgamation, and the name of New Just Energy shall be “Just Energy Group Inc.”;

(v)	all of the shares of OESC ExchangeCo (which, as a result of the transactions in paragraph (v) above, shall be held by New Just Energy) shall be cancelled without any repayment of capital in respect thereof;

(vi)	all of the shares of JEEC (which, as a result of the transactions in paragraph (d) and paragraph (j) shall either have been cancelled or be held by New Just Energy) shall be cancelled without any repayment of capital in respect thereof;

(vii)	all of the shares of UEGL ExchangeCo (which, as a result of the transactions in paragraph (v) above, shall be held by New Just Energy) shall be cancelled without any repayment of capital in respect thereof;

(viii)	the property of each of AcquisitionCo (prior to the Amalgamation), OESC ExchangeCo, JEEC and UEGL ExchangeCo shall continue to be the property of New Just Energy following the Amalgamation;

(ix)	following the Amalgamation, New Just Energy shall continue to be liable for the obligations of each of AcquisitionCo (prior to the Amalgamation), OESC ExchangeCo, JEEC and UEGL ExchangeCo including, without limitation, obligations of AcquisitionCo in respect of the AcquisitionCo Options, AcquisitionCo RSGs, AcquisitionCo DSGs, AcquisitionCo EPS Rights and AcquisitionCo EUP Rights;

(x)	any existing cause of action, claim or liability to prosecution of any of AcquisitionCo, OESC ExchangeCo, JEEC or UEGL ExchangeCo shall be unaffected;

(xi)	any civil, criminal or administrative action or proceeding pending by or against any of AcquisitionCo (prior to the Amalgamation), OESC ExchangeCo, JEEC or UEGL ExchangeCo may be continued to be prosecuted by or against New Just Energy following the Amalgamation;

(xii)	a conviction against, or ruling, order or judgment in favour of or against, any of AcquisitionCo (prior to the Amalgamation), OESC ExchangeCo, JEEC or UEGL ExchangeCo may be enforced by or against New Just Energy following the Amalgamation;

(xiii)	the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of New Just Energy and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of New Just Energy;

(xiv)	the by-laws of AcquisitionCo prior to the Amalgamation shall be the by-laws of New Just Energy following the Amalgamation;

(xv)	the first directors of New Just Energy shall be the directors of AcquisitionCo prior to the Amalgamation, and each director of any of OESC ExchangeCo, JEEC and UEGL ExchangeCo immediately prior to the amalgamation shall be deemed to have ceased to hold office as a director;

(xvi)	the first officers of New Just Energy shall be the officers of AcquisitionCo prior to the Amalgamation, and each officer of any of OESC ExchangeCo, JEEC and UEGL ExchangeCo immediately prior to the amalgamation shall be deemed to have ceased to hold office as an officer; and

(xvii)	the registered office of New Just Energy shall be the registered office of AcquisitionCo prior to the Amalgamation;

Transfer of Class A Shares

(x)	New Just Energy shall sell, transfer, assign and convey the Class A Shares to JEC and as consideration for the Class A Shares, JEC shall issue to New Just Energy one (1) common share in the capital of JEC; and

Cancellation of Class A Shares

(y)	The Class A Shares acquired by JEC pursuant to paragraph (x) shall be cancelled and shall cease to be outstanding.

Pre-Arrangement Structure

The following diagram sets forth the simplified organizational structure of the Fund immediately prior to completion of the Arrangement.

Notes:

(1)	The Fund owns all of the voting and equity securities of JEC, except for the 5,263,728 outstanding Class A Shares, each of which is non-voting and exchangeable for one Unit.

(2)	The Fund owns all of the voting and equity securities of JEEC, except for the 4,305,257 outstanding Exchangeable Shares, each of which is non-voting and exchangeable for one Unit.

(3)	The Canadian subsidiaries are corporations, trusts, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Fund: AcquisitionCo (Canada), ESIF Commercial Trust I (Ontario); OESC Exchangeco II Inc. (Ontario); Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Alberta Energy Savings L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Ontario Energy Commodities Inc. (Ontario); Just Energy Trading L.P. (Ontario); UEGL ExchangeCo Corp. (Canada); Just Energy Alberta Corp. (Alberta); Just Energy B.C. Corp. (British Columbia); La corporation d’économie d’énergie du Québec (Québec); Momentis Canada Corp. (Ontario); GEO Capital Ventures Corp. (Ontario), Hudson Energy Canada Corp. (Canada) and Just Energy Finance Canada ULC (Nova Scotia).

(4)	The U.S. subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Fund: Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP; Just Energy, LLC; Just Energy Pennsylvania Corp.; Commerce Energy, Inc.; Just Energy Marketing Corp.; Just Energy Michigan Corp.; Just Energy Maryland Corp.; Momentis U.S. Corp.; Just Energy Connecticut Corp.; Hudson Energy Corp.; Hudson Parent Holdings, LLC; HE Holdings LLC; Drag Marketing LLC; Hudson Energy Services LLC; Hudson Energy JV LLC; Just Energy Limited; and Just Energy Finance LLC. All U.S. subsidiaries are incorporated or formed, as applicable, under the laws of the State of Delaware except Just Energy LLC (Texas), Just Energy Texas LP (Texas) and Commerce Energy, Inc. (California).

(5)

The Canadian subsidiaries are NHS (Ontario) and Universal Energy Corporation (Canada), each of which is wholly-owned by JEEC. JEEC also holds 66 2/3% of the issued and outstanding shares in the capital of TGF.

(6)	The U.S. subsidiaries are corporations directly or indirectly wholly-owned by JEEC: Universal Gas & Electric Corporation; UG & E Holdings Inc.; Wholesale Energy New York Inc.; Wholesale Energy Illinois Inc.; National Home Services U.S. Corp.; and UG & E Texas Inc. All U.S. subsidiaries are incorporated under the laws of the State of Delaware.

Post-Arrangement Structure

The following diagram sets forth the simplified organizational structure of New Just Energy immediately after completion of the Arrangement assuming the JEEC Shareholders, voting as a separate class, approve the Arrangement and therefore participate herein.

Notes:

(1)

The Canadian subsidiaries are corporations, trusts, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Fund: Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Alberta Energy Savings L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Ontario Energy Commodities Inc. (Ontario); Just Energy Trading L.P. (Ontario); Just Energy Alberta Corp. (Alberta); Just Energy B.C. Corp. (British Columbia); La corporation d’économie d’énergie du Québec (Québec); Momentis Canada Corp. (Ontario); GEO Capital Ventures Corp. (Ontario); Just Energy Finance Canada ULC (Nova Scotia); National Energy Corporation (Ontario); Hudson Energy Canada Corp. (Canada); and Universal Energy Corporation (Canada). New Just Energy will also hold 66 2/3% of the issued and outstanding shares in the capital of Terra Grain Fuels Inc.

(2)	The U.S. subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Fund: Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP; Just Energy, LLC; Just Energy Pennsylvania Corp.; Commerce Energy, Inc.; Just Energy Marketing Corp.; Just Energy Michigan Corp.; Just Energy Maryland Corp.; Momentis U.S. Corp.; Just Energy Connecticut Corp.; Hudson Energy Corp.; Hudson Parent Holdings, LLC; HE Holdings LLC; Drag Marketing LLC; Hudson Energy Services LLC; Hudson Energy JV LLC; National Home Services U.S. Corp.; Just Energy Limited; Just Energy Finance LLC; Universal Gas & Electric Corporation; UG & E Holdings Inc.; Wholesale Energy New York Inc.; Wholesale Energy Illinois Inc.; and UG & E Texas Inc. All U.S. subsidiaries are incorporated or formed, as applicable, under the laws of the State of Delaware except Just Energy LLC (Texas), Just Energy Texas LP (Texas) and Commerce Energy, Inc. (California).

Upon the completion of the Arrangement, based upon the number of issued and outstanding Fund Securities as at May 23, 2010 and assuming that no Dissent Rights are exercised and JEEC Shareholders, voting as a separate class, approve the Arrangement, an aggregate of approximately 134,426,441 New Just Energy Shares will be issued and outstanding, all of which will be held by the Fund Securityholders.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants of and from each of the Fund Entities and various conditions precedent.

The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Schedule C to this Information Circular and reference is made thereto for the full text thereof.

Conditions Precedent to the Arrangement

The respective obligations of the parties to consummate the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions, any of which may be waived by the mutual consent of the Fund Entities without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than June 15, 2010 or such later date as the Fund Entities may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Fund Securityholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the JEEC Shareholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements, provided that this condition shall be for the benefit of JEEC only;

(d)	the Final Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than July 31, 2010 or such later date as the Fund Entities may agree;

(e)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Fund Entities, acting reasonably, shall have been accepted for filing by the Director together with the Final Order in accordance with subsection 192(6) of the CBCA;

(f)	no material action or proceeding shall be pending or threatened by any person and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(g)	all necessary or advisable material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, consents and approvals from the Fund’s principal lenders and suppliers;

(h)	there shall not, as of the Effective Date, be holders of Fund Securities that hold, in aggregate, in excess of 2.5% of all outstanding Fund Securities, that have validly exercised and not withdrawn their rights of dissent under the CBCA and the Interim Order;

(i)	the TSX shall have conditionally approved the listing or the substitutional listing of the New Just Energy Shares (including the New Just Energy Shares issuable on the conversion of the Debentures and pursuant to the equity incentive plans to be adopted or assumed by New Just Energy in replacement of the Fund Incentive Plans) to be issued pursuant to the Arrangement and of the Debentures to be assumed by New Just Energy pursuant to the Arrangement; and

(j)	the board of directors of JEC shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Unitholders.

The foregoing conditions are for the mutual benefit of the Fund Entities and may be asserted by any of the Fund Entities regardless of the circumstances and may be waived by such Fund Entities in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Fund Entities may have.

Termination and Amendment

The Arrangement Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties thereto without further notice to or authorization on the part of the Fund Securityholders; provided that any such amendment that changes the consideration to be received by the Fund Securityholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

The Arrangement Agreement may be terminated: (i) by the mutual agreement of the parties; (ii) if the Arrangement shall not have become effective on or before January 1, 2011 or such later date as may be agreed to by the parties thereto; and (iii) if any of the conditions precedent to the Arrangement have not been satisfied or otherwise waived by the parties.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Fund Securityholders, voting together as a single class in the manner required by the Interim Order;

(b)	in order for the Arrangement to be effective on JEEC and the Exchangeable Shares, the Arrangement Resolution must also be approved by the JEEC Shareholders voting as a separate class in the manner required by the Interim Order;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order;

(d)	all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived; and

(e)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the Act, must be sent to the Director.

Approvals

Fund Securityholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than 66 2/3% of the votes cast by the Fund Securityholders voting together as a single class either in person or by proxy at the Meeting. In addition, in order to be effective upon JEEC, UEGL ExchangeCo and the JEEC Shareholders, the Arrangement must also be approved by at least 66 2/3% of the votes cast by JEEC Shareholders voting as a separate class.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Fund Securityholders, authorizes the Board, without further notice to or approval of the Fund Securityholders, subject to the terms of the Arrangement, to amend the Plan of Arrangement, decide not to proceed with the Arrangement or to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act. The full text of the Arrangement Resolution is attached as Schedule A to this Information Circular.

Court Approvals

Interim Order

On May 27, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Schedule B to this Information Circular.

Final Order

The CBCA provides that an arrangement requires Court approval. If the Arrangement Resolution is approved by the Fund Securityholders, voting together as a single class, at the Meeting, and provided that the Board has not determined to not proceed with the Arrangement, the Fund, JEEC and AcquisitionCo will make an application to the Court for the Final Order at the Calgary Court Centre, 601—5th Street, S.W., Calgary, Alberta, Canada, on June 30, 2010 at 3:30 p.m. (Toronto time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular. At the application the Court will be requested to consider the fairness of the Arrangement.

Any Fund Securityholder or other interested party desiring to support or oppose the Petition with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Just Energy, AcquisitionCo and JEEC on or before 4:00 p.m. (Toronto time) on June 22, 2010, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Just Energy is required to be effected by service upon the solicitors for Just Energy: Burnet, Duckworth & Palmer LLP, Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Shannon Wray.

The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance pursuant to the Arrangement of the New Just Energy Shares and New Just Energy Incentive Rights issuable to Fund Securityholders and holders of Fund Incentive Rights, respectively.

Just Energy has been advised by its counsel that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Fund Securityholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Just Energy may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it.

Stock Exchange Listing Approvals

It is a condition to completion of the Arrangement that the TSX shall have conditionally approved: (i) the substitutional listing of the New Just Energy Shares; (ii) the substitutional listing of the Fund Convertible Debentures and JEEC Convertible Debentures to be assumed by New Just Energy; and (iii) the additional listing of the New Just Energy Shares (the “Underlying Shares”) issuable pursuant to the New Just Energy Incentive Rights and upon conversion of the Fund Convertible Debentures and the JEEC Convertible Debentures to be assumed by New Just Energy. The TSX has conditionally approved the substitutional listing of the New Just Energy Shares, the Fund Convertible Debentures, the JEEC Convertible Debentures, and the additional listing of the Underlying Shares subject to New Just Energy fulfilling the requirements of the TSX. Following the Arrangement, the New Just Energy Shares, the Fund Convertible Debentures and the JEEC Convertible Debentures will be listed on the TSX under the trading symbols “JE”, “JE.DB” and “JE.DB.A”, respectively.

Other Approvals

In addition to the approval of the Court and approval of the Arrangement Resolution by Fund Securityholders, voting together as a single class, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals, if any, be obtained.

Third Party Approvals

Certain of the transactions contemplated by the Arrangement require the consent of third parties, including the consent of the Fund’s lenders and certain suppliers.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions to be satisfied at that point in time are satisfied or waived, the Fund and JEEC intend to apply for the Final Order approving the Arrangement on June 30, 2010. If the Final Order is obtained on June 30, 2010 in form and substance satisfactory to the Fund, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Fund expects the Effective Date will be on or about January 1, 2011. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the sending to the Director of the Articles of Arrangement and a copy of the Final Order.

Procedure for Exchange of Securities

Exchange of Units

As the Units trade in the “book entry” system and no certificates are issued to unregistered Unitholders, no new certificates for New Just Energy Shares will be issued to former beneficial holders of Units following the completion of the Arrangement and beneficial holders of Units do not need to take any action.

Exchange of Exchangeable Shares

Assuming the Arrangement is approved by the JEEC Shareholders voting as a separate class, in order to receive their New Just Energy Shares on the completion of the Arrangement, each JEEC Shareholder must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal together with the certificates representing such holder’s Exchangeable Shares. The form of Letter of Transmittal will be sent to JEEC Shareholders closer to the Effective Date. JEEC Shareholders whose Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Exchangeable Shares.

The use of the mail to transmit certificates representing Exchangeable Shares and the Letter of Transmittal is at each holder’s risk. The Fund recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used.

If the Letter of Transmittal is executed by a person other than the registered holder(s) of the Exchangeable Shares being deposited or if the certificates representing New Just Energy Shares issued in exchange for the Exchangeable Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered holder(s) as shown on the register of JEEC Shareholders maintained by JEEC’s registrar and transfer agent, the signature on the Letter of Transmittal must be medallion guaranteed by an Eligible Institution (as such term is defined in the Letter of Transmittal). If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Exchangeable Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) representing Exchangeable Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

From and after the Effective Time (assuming the JEEC Shareholders approve the Arrangement), certificates formerly representing Exchangeable Shares exchanged pursuant to the Plan of Arrangement shall represent only the right to receive New Just Energy Shares to which the holders are entitled pursuant to the Arrangement.

JEEC Shareholders will not receive New Just Energy Shares or any dividends which may be declared thereon after the Effective Date until they submit the certificates for their Exchangeable Shares to the Depositary along with a duly completed Letter of Transmittal. Each certificate formerly representing Exchangeable Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or before the day prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive New Just Energy Shares or any distributions or dividends which may have been declared thereon.

Right to Dissent

The following description of the right to dissent and appraisal to which Unitholders and JEEC Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholders’ Units and/or Exchangeable Shares and is qualified in its entirety by reference to the full text of the Interim Order, which is attached to this Information Circular as Schedule B, Section 190 of the CBCA, which is attached to this Information Circular as Schedule E and the Plan of Arrangement which is attached as Exhibit A to Schedule C of this Information Circular. A Unitholder or JEEC Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the Interim Order and the provisions of Section 190 of the CBCA. Failure to strictly comply with the Interim Order and the provisions of Section 190 of the CBCA and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, the registered Unitholders and, provided the JEEC Shareholders approve the Arrangement, the registered JEEC Shareholders have the right to dissent with respect to the Arrangement Resolution if such holder’s written objection to the Arrangement Resolution is received by the Fund c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Shannon Wray by 4:00 p.m. (Toronto time) on the second business day immediately preceding the date of the Meeting or any adjournment thereof; the Dissenting Securityholder has not voted his or her Units or Exchangeable Shares, either by proxy or in person, in favour of the Arrangement Resolution; the Dissenting Securityholder exercises the Dissent Rights in respect of all of the Units and Exchangeable Shares held by the holder; and the exercise of such Dissent Rights otherwise complies with the requirements of Section 190 of the CBCA, as modified by the Interim Order. A Dissenting Securityholder will be deemed to have transferred the Units and Exchangeable Shares held by such Dissenting Securityholder to the Fund and JEEC, respectively, such Units and Exchangeable Shares will be cancelled and such Dissenting Securityholder will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of the Units and Exchangeable Shares held by such Dissenting Securityholder determined as of the close of business on the Business Day before the day the Arrangement Resolution is adopted.

A Dissenting Securityholder may dissent only with respect to all of the Units and Exchangeable Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder’s name. Only registered Unitholders and JEEC Shareholders may dissent. All Units are registered in the name of CDS & Co. and are held through the beneficial holders’ brokers and intermediaries. A non-registered Unitholder or JEEC Shareholder who wishes to exercise Dissent Rights should immediately contact the broker or intermediary with whom he or she deals in respect of his or her Units or Exchangeable Shares, as the case may be, and instruct the broker or intermediary to exercise the right of dissent on such Unitholder’s or JEEC Shareholder’s behalf.

A Dissenting Securityholder who wishes to dissent must send a written objection to the Arrangement Resolution, which written objection must be received by the Fund and JEEC c/o their counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Shannon Wray by 4:00 p.m. (Toronto time) on the second Business Day immediately preceding the date of the Meeting or any adjournment thereof. The filing of a written objection does not deprive a Dissenting Securityholder of the right to vote; however, the CBCA provides, in effect, that a Dissenting Securityholder who has submitted a written objection to the Arrangement Resolution and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Securityholder with respect to the Units and Exchangeable Shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and the Fund will not assume, that a vote against the Arrangement Resolution constitutes a written objection to the Arrangement Resolution. There is no right of partial dissent and, accordingly, a Dissenting Securityholder may only exercise the right to dissent with respect to all of the Units and Exchangeable Shares held by it on behalf of any one beneficial owner and registered in the name of the Dissenting Securityholder.

The Fund is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Securityholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Dissenting Securityholder who voted for the Arrangement Resolution or who has withdrawn its written objection to the Arrangement Resolution.

A Dissenting Securityholder must, within 20 days after the Dissenting Securityholder receives notice that the Arrangement Resolution has been adopted or, if the Dissenting Securityholder does not receive such notice, within 20 days after the Dissenting Securityholder learns that the Arrangement Resolution has been passed, send to the Fund or JEEC, as the case may be, a written notice (a “Payment Demand”) containing the Dissenting Securityholder’s name and address, the number of Units and Exchangeable Shares in respect of which the Dissenting Securityholder dissented and a demand for payment of the fair value of such securities. Within 30 days after a Payment Demand, the Dissenting Securityholder must send to Computershare Investor Services Inc., at the address given above, the certificates representing the Units and/or Exchangeable Shares, as the case may be, that are the subject of the Payment Demand. A Dissenting Securityholder who fails to send the certificates representing the Units and Exchangeable Shares that are the subject of the Payment Demand forfeits its right to make a claim under Section 190 of the CBCA. Computershare will endorse on the certificates received from a Dissenting Securityholder a notice that the holder is a Dissenting Securityholder and will forthwith return the certificates to the Dissenting Securityholder.

On filing a Payment Demand, a Dissenting Securityholder ceases to have any rights as a New Just Energy Shareholder or a Unitholder or JEEC Shareholder, other than the right to be paid the fair value of the Units and/or Exchangeable Shares, as the case may be, in respect of which the Dissenting Shareholder dissented as determined under Section 190 of the CBCA, except where:

(a)	the Dissenting Securityholder withdraws its Payment Demand before the Fund or JEEC, as the case may be, makes an offer (as hereinafter described) to such securityholder;

(b)	the Fund or JEEC, as the case may be, fails to make an offer and the Dissenting Securityholder withdraws its Payment Demand; or

(c)	the board of directors of JEC or JEEC, as applicable, revokes the Arrangement Resolution.

Upon the occurrence of any of the events in paragraphs (a), (b) and (c), a Dissenting Securityholder’s rights as a Unitholder and/or JEEC Shareholder, as the case may be, will be reinstated.

The Fund and JEEC are required, not later than seven days after the later of the Effective Date or the date on which it received the Payment Demand of a Dissenting Securityholder, to send to each Dissenting Securityholder who has sent it a Payment Demand, a written offer to pay (“Offer to Pay”) for its Units and Exchangeable Shares, as the case may be, in respect of which the Dissenting Securityholder dissented in an amount considered by the board of directors of JEC or JEEC, as applicable, to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay with respect to Units and Exchangeable Shares must be on the same terms. The Fund and JEEC must pay for the Units and Exchangeable Shares, respectively, of a Dissenting Securityholder within 10 days after an Offer to Pay has been accepted by a Dissenting Securityholder, but any such Offer to Pay lapses if it does not receive an acceptance thereof within 30 days after the Offer to Pay has been made. If the Fund or JEEC fails to make an Offer to Pay for the Units and Exchangeable Shares, respectively, that are the subject of the Payment Demand, or if a Dissenting Securityholder fails to accept an Offer to Pay that has been made, the Fund or JEEC, as the case may be, may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Units and/or Exchangeable Shares of Dissenting Securityholders. If the Fund or JEEC fails to apply to a court, a Dissenting Securityholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Securityholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Securityholders whose Units and Exchangeable Shares in respect of which they dissent have not received a cash payment from the Fund or JEEC, as the case may be, will be joined as parties and bound by the decision of the court, and the Fund or JEEC, as applicable, will be required to notify each affected Dissenting Securityholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any other person is a Dissenting Securityholder who should be joined as a party, and the court will then fix a fair value for the Units and/or Exchangeable Shares of all Dissenting Securityholders. The final order of a court will be rendered against the Fund or JEEC, as the case may be, in favour of each Dissenting Securityholder and for the amount of the fair value of the Units and/or Exchangeable Shares in respect of which Dissent Rights are being exercised as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder from the Effective Date until the date of payment.

The above is only a summary of the dissent provisions of the CBCA, the Interim Order and the Plan of Arrangement, which are technical and complex. It is suggested that any Dissenting Securityholder wishing to avail itself of its rights under those provisions seek its own legal advice as failure to comply strictly with the provisions of the CBCA, the Interim Order and the Plan of Arrangement may prejudice its right of dissent. For a general summary of certain Canadian federal income tax implications applicable to a Dissenting Securityholder, see “Holders Resident in Canada – Dissenting Securityholders” and “Non-Resident Holders – Dissenting Securityholders”, in each case under “Certain Canadian Federal Income Tax Considerations”.

At the option of the Fund, the Arrangement Agreement can be terminated if, as at the Effective Date, Fund Securityholders holding more than 2.5% of the outstanding Fund Securities have exercised Dissent Rights in relation to the Arrangement.

All of the Class A Shares are held by Ms. Rebecca MacDonald, the Executive Chair of JEC. Ms. MacDonald has indicated she intends to vote her Fund Securities in favour of the Arrangement and as such rights of dissent have not been granted with respect to the Class A Shares.

Securities Law Matters

Canada

The New Just Energy Shares to be issued to Fund Securityholders pursuant to the Arrangement will be issued in reliance upon the exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Arrangement, the New Just Energy Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Canadian Securities Laws.

Judicial Developments

The Arrangement will be implemented pursuant to section 192 of the CBCA which provides that, where it is impractical for a corporation to effect a fundamental change in the nature of an arrangement under any other provisions of the CBCA, a corporation may apply to the court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the CBCA, an application will be made by JEEC, AcquisitionCo and the Fund for approval of the Arrangement. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of the Fund, any recent significant decisions which would apply in this instance. Fund Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The offer and sale of the New Just Energy Shares and New Just Energy Incentive Rights issuable to Fund Securityholders and holders of Fund Incentive Rights, respectively, in exchange for their Fund Securities and Fund Incentive Rights, pursuant to the Arrangement have not been and will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. Section 3(a)(10) exempts the issuance of securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of such issuance and exchange are approved by any court of competent jurisdiction, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 27, 2010 and, subject to the approval of the Arrangement by Fund Securityholders, a hearing on the Arrangement will be held on June 30, 2010 by the Court.

Subject to any applicable contractual terms applicable thereto, the New Just Energy Shares and New Just Energy Incentive Rights issuable to Fund Securityholders and holders of Fund Incentive Rights, respectively, will be freely tradable under U.S. federal securities laws, except by persons who are “affiliates” of New Just Energy after the Arrangement or within 90 days prior to the completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such New Just Energy Shares or New Just Energy Rights by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may immediately resell such New Just Energy Shares and New Just Energy Rights outside the United States without registration under the 1933 Act pursuant to Regulation S. If available, such affiliates (and former affiliates) may also resell such New Just Energy Shares pursuant to Rule 144 under the 1933 Act.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of New Just Energy Shares and New Just Energy Incentive Rights to be received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Fund Securityholders and holders of Fund Incentive Rights are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable in respect of the Arrangement and the acquisition, holding and disposition of New Just Energy Shares, to holders thereof (“Holders”) who, for purposes of the Tax Act and at all material times, hold their Fund Securities, as the case may be, and will hold their New Just Energy Shares as capital property and deal at arm’s length with and are not affiliated with the Fund, JEEC, JEC or New Just Energy.

Fund Securities, AcquisitionCo Shares and New Just Energy Shares generally will be considered to be capital property to a Holder unless such Holder holds such securities in the course of carrying on a business of buying and selling securities or such Holder has acquired the Fund Securities, AcquisitionCo Shares or New Just

Energy Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Holders who are resident of Canada and who might not otherwise be considered to hold their Fund Securities, AcquisitionCo Shares or New Just Energy Shares as capital property may, in certain circumstances, be entitled to make the irrevocable election provided in Subsection 39(4) of the Tax Act to have the Fund Securities, AcquisitionCo Shares and New Just Energy Shares and every other “Canadian security” within the meaning of the Tax Act, owned by the particular Holder in the taxation year of the election and in all subsequent taxation years treated as capital property. Holders contemplating making such an election should consult their own tax advisors.

This summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of Section 142.2 of the Tax Act; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; or (iv) to whom the “functional currency” reporting rules in Section 261 of the Tax Act apply. All such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act, counsel’s understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) in force as of the date hereof and specific proposals (the “Proposed Amendments”) to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof. This summary does not take into account, or anticipate any changes in law, whether by legislative, regulatory or judicial action or decision and does not take into account any provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed as, legal, business or tax advice, or representations to any particular Holder. Accordingly, Holders should consult with their own tax advisors for advice with respect to the tax consequences to them in their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada.

Dissenting Securityholders

Pursuant to the Arrangement a Dissenting Securityholder will be deemed to have transferred such Dissenting Securityholder’s Units to the Fund or such Dissenting Securityholder’s Exchangeable Shares to JEEC, as the case may be, for proceeds of disposition equal to the amount payable to such Dissenting Securityholder (except to the extent such amount represents interest) and will cease to have any rights as a Unitholder or JEEC Shareholder, as the case may be, other than the right to be paid the fair value of their Units or Exchangeable Shares.

Unitholders

A Holder of Units that exercises Dissent Rights will realize a capital gain (or loss) equal to the amount by which the payment received from the Fund, net of any reasonable costs of disposition, exceeds (or is less than) the Holder’s adjusted cost base of the Units. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Interest awarded to a Holder of Units that exercises Dissent Rights will generally be included in computing the income of such holder in the year in which it is received.

JEEC Shareholders

Subject to the potential application of subsection 55(2) of the Tax Act to JEEC Shareholders that exercise Dissent Rights that are corporations as discussed below, a JEEC Shareholder that exercises Dissent Rights and receives from JEEC a payment in an amount equal to the fair value of the such Holder’s shares will be deemed to receive, in respect of each Exchangeable Share, a taxable dividend equal to the amount by which the fair value of such share exceeds the paid-up capital (“PUC”) of the share. If the PUC of an Exchangeable Share exceeds (or is less than) the adjusted cost base of such share to the Holder thereof, such Holder will also realize a capital gain (or capital loss) equal to the difference. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Subject to the potential application of certain rules in the Tax Act, including the anti-avoidance rule in subsection 55(2) of the Tax Act discussed below, dividends deemed to be received by a JEEC Shareholder that is a taxable Canadian corporation would be included in computing its income, but would normally be deductible in computing the corporation’s taxable income. A “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on such deemed dividends to the extent such dividends are deductible in computing taxable income for the year.

A JEEC Shareholder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including such deemed dividends (but only to the extent that such deemed dividends are deductible in computing its taxable income).

Where a JEEC Shareholder that is a corporation is deemed to receive a dividend under the circumstances described above and such dividend is deductible in computing such shareholder’s taxable income, all or part of the dividend may be treated as proceeds of disposition of the Exchangeable Shares, and not as a dividend, for the purpose of computing the shareholder’s capital gain on the disposition of such shares, pursuant to subsection 55(2) of the Tax Act. Accordingly, corporations that are considering dissenting to the Arrangement should consult their own tax advisors for specific advice in this regard.

JEEC Shareholders who exercise Dissent Rights who are individuals (including trusts) must include the dividends deemed to be received by them in computing their income for the taxation year in which the Arrangement occurs, and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation as defined in the Tax Act.

Interest awarded to a JEEC Shareholder that exercises Dissent Rights will generally be included in computing the income of such shareholder in the year in which it is received.

The income tax treatment of capital gains and capital losses is described below under “Taxation of Capital Gains and Capital Losses”.

Holders who are considering exercising Dissent Rights are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them.

Exchange of Fund Securities

Unitholders

Pursuant to the Arrangement, Unitholders (other than Unitholders that exercise their Dissent Rights) will transfer each Unit to AcquisitionCo solely in exchange for one AcquisitionCo Share. A Unitholder who exchanges Units for AcquisitionCo Shares will be deemed to have disposed of each such Unit for proceeds of disposition equal to the adjusted cost base of such Unit to the Unitholder immediately before the exchange and therefore the exchange of Units will generally not result in a capital gain (or capital loss) to the Unitholder. The initial cost of the AcquisitionCo Share received by a Unitholder will be equal to the aggregate adjusted cost base to such Unitholder of the Units immediately before the exchange.

JEEC Shareholders and the Class A Shareholder

Pursuant to the Arrangement, JEEC Shareholders (other than a JEEC Shareholder that exercise Dissent Rights) and the Class A Shareholder will transfer each Exchangeable Share or Class A Share, as the case may be, to AcquisitionCo solely in exchange for one AcquisitionCo Share. JEEC Shareholders and the Class A Shareholder who do not choose to recognize a capital gain or capital loss on the exchange for the taxation year that includes the Arrangement will be deemed to have disposed of their Exchangeable Shares of Class A Shares, as the case may be, for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and to have acquired the AcquisitionCo Shares received on the exchange at a cost equal to the aggregate adjusted cost base of the exchanged Exchangeable Shares or Class A Shares.

Amalgamation

If the Amalgamation is completed, holders of AcquisitionCo Shares will be deemed to have disposed of each AcquisitionCo Share for one New Just Energy Share. Such holders will be deemed to have disposed of such AcquisitionCo Shares for proceeds of disposition equal to the aggregate adjusted cost base of such AcquisitionCo Shares immediately before the Amalgamation and to have acquired New Just Energy Shares at an aggregate cost equal to such proceeds of disposition. Accordingly, Holders should not realize a capital gain (or capital loss) on the exchange of AcquisitionCo Shares pursuant to the Amalgamation.

The aggregate cost of the New Just Energy Shares deemed to be acquired by a Holder pursuant to the Amalgamation will be equal to the aggregate adjusted cost base of the AcquisitionCo Shares deemed to have been disposed of by the Holder pursuant to the Amalgamation.

Dividends on New Just Energy Shares

In the case of a New Just Energy Shareholder who is an individual (other than certain trusts), dividends received or deemed to be received on the New Just Energy Shares will be included in computing such holder’s income and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an “eligible dividend” in accordance with the provisions of the Tax Act.

Dividends received or deemed to be received on the New Just Energy Shares by a corporation generally will be included in the corporation’s gross income for the taxation year in which such dividends are received and generally will be deductible in computing the corporation’s taxable income. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the New Just Energy Shares to the extent such dividends are deductible in computing taxable income for the year.

Dispositions of New Just Energy Shares

A disposition or a deemed disposition of New Just Energy Shares by a New Just Energy Shareholder generally will result in such holder realizing a capital gain (or a capital loss) in the year of the disposition, net of any reasonable costs of disposition, equal to the amount by which the proceeds of disposition of the New Just Energy Shares are greater (or less) than the aggregate of the holder’s adjusted cost base of the New Just Energy Shares. The adjusted cost base of a New Just Energy Share generally will be the average of the cost of all New Just Energy Share held by the holder as capital property. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, 50% of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year must be included in the Holder’s income for the year, and 50% of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year must be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may, generally, be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a corporation on the disposition of a New Just Energy Share, an Exchangeable Share or a Class A Share may be reduced by the amount of dividends received or deemed to be received by the corporation on such shares (or on shares for which the shares have been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Just Energy Shares, Exchangeable Shares or Class A Shares, directly or indirectly, through a partnership or a trust. Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

In the case of a Holder that is an individual or in the case of certain trusts, taxable capital gains, if any, may increase such person’s liability for minimum tax depending upon their particular circumstances. Holders to whom the alternative minimum tax rules may be relevant should consult their own tax advisors.

Eligibility for Investment

Subject to the provisions of a particular plan, provided that the New Just Energy Shares are listed on a designated stock exchange (which includes the TSX) at the time of acquisition, or New Just Energy continues to qualify as a “public corporation” for the purposes of the Tax Act at the time of acquisition, New Just Energy Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts. However, the holder of a tax-free savings account that governs a trust which holds Common Shares will be subject to a penalty tax if the holder has a significant interest (within the meaning of the Tax Act) in New Just Energy or a corporation, partnership or trust with which New Just Energy does not deal at arm’s length for the purposes of the Tax Act. Persons who intend to hold New Just Energy Shares in their tax-free savings accounts should consult their own tax advisors regarding their particular circumstances.

Non-Resident Holders

This portion of the summary applies to a Holder who, for purposes of the Tax Act and any relevant tax treaty, is not and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, Units, Exchangeable Shares, AcquisitionCo Shares or New Just Energy Shares in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

All Holders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their own tax advisors with respect to tax consequences of the Arrangement to them, including any associated filing requirements, in such jurisdictions.

Dissenting Securityholders

Pursuant to the Arrangement a Dissenting Securityholder will be deemed to have transferred such Dissenting Securityholder’s Units to the Fund or such Dissenting Securityholder’s Exchangeable Shares to JEEC, as the case may be, for proceeds of disposition equal to the amount payable to such Dissenting Securityholder (except to the extent such amount represents interest) and will cease to have any rights as a Unitholder or JEEC Shareholder, as the case may be, other than the right to be paid the fair value of their Units or Exchangeable Shares.

Unitholders

A deemed transfer of Units to the Fund pursuant to a right of dissent will not give rise to any capital gains subject to tax under the Tax Act provided that the Units are not “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act. See “Taxable Canadian Property” below. A Non-Resident Holder of Units that exercises Dissent Rights will not be subject to withholding tax on the payment of any interest. Non-Resident Holders of Units that are considering exercising Dissent Rights are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them.

JEEC Shareholders

A Non-Resident Holder of Exchangeable Shares that exercises Dissent Rights and who receives from JEEC a payment in an amount equal to the fair value of such holder’s Exchangeable Shares will be deemed to receive a taxable dividend computed in the same manner as described above for JEEC Shareholders resident in Canada. Such dividend will be subject to Canadian withholding tax at the rate of 25%, subject to the reduction of such rate under an applicable income tax convention. A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Exchangeable Shares pursuant to the exercise of their dissent rights unless such Exchangeable Shares are considered to be “taxable Canadian property” to a Non-Resident Holder and such person is not entitled to relief under an applicable tax treaty or convention between Canada and the country in which the Non-Resident is resident. See “Taxable Canadian Property” below.

Exchange of Units and Exchangeable Shares

A Non-Resident Holder who exchanges a Unit or Exchangeable Share pursuant to the Arrangement will generally be subject to Canadian taxation on the same basis as a resident Canadian Holder as described above under “Holders Resident in Canada” unless the Unit or Exchangeable Share disposed of constituted “taxable Canadian property” within the meaning of the Tax Act to such Non-Resident Holder at the time of disposition and such person is not entitled to relief under an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. See “Taxable Canadian Property” below.

Amalgamation

If the Amalgamation is completed, each Non-Resident Holder will be deemed to have disposed of each AcquisitionCo Share for one New Just Energy Share and will generally be subject to Canadian taxation on the same basis as a resident Canadian Holder as described above under “Holders Resident in Canada—Amalgamation” unless the AcquisitionCo Share deemed to have been disposed of constituted “taxable Canadian property” within the meaning of the Tax Act to such Non-Resident Holder at the time of such deemed disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. See “Taxable Canadian Property” below.

Dividends on New Just Energy Shares

Dividends paid or deemed to be paid to a Non-Resident on New Just Energy Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of New Just Energy Shares

A Non-Resident Holder generally should not be liable for Canadian federal income tax on a disposition or deemed disposition of New Just Energy Shares unless the Non-Resident Holder’s New Just Energy Shares constitute “taxable Canadian property” to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention between Canada and the country in which the Non-Resident Unitholder is resident. See “Taxable Canadian Property” below.

Taxable Canadian Property

Units

Under the current provisions of the Tax Act, Units generally should not be considered to be “taxable Canadian property” to a Non-Resident Holder at a particular time unless: (i) at any time during the 60 month period immediately preceding the disposition of the Units, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, have owned more than 25% of the issued Units; or (ii) the Fund is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Exchangeable Shares and New Just Energy Shares

Generally, under the current provisions of the Tax Act, New Just Energy Shares and Exchangeable Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that: (i) such shares are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the TSX) at that time, (ii) at any time during the 60 month period ending at that time the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of JEEC or New Just Energy, as the case may be, and (iii) the Exchangeable Shares or New Just Energy Shares, as the case may be, are not otherwise deemed under the Tax Act to be taxable Canadian property.

Where the Units or Exchangeable Shares, as the case may be, held by a Non-Resident Holder are taxable Canadian property to the Non-Resident Holder, the New Just Energy Shares received pursuant to the Arrangement will generally be deemed to be taxable Canadian property to the Non-Resident Holder. Provided certain Proposed Amendments are enacted in their current form, this deeming rule generally should cease to apply after 60 months following the disposition of the Units.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a limited discussion of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) of Units arising from the Arrangement and the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement. This summary does not address the U.S. federal income tax consequences of the Arrangement to the Class A Shareholder and JEEC Shareholders. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement and the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. The Fund has not requested, nor does it intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), each as applicable and in effect and available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is an owner of Units participating in the Arrangement or exercising Dissent Rights that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is an owner of Units participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Units of any Fund notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Units, including Fund Incentive Rights; and

•	any transaction, other than the Arrangement, in which Units or New Just Energy Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Units (or after the Arrangement, New Just Energy Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Units (or after the Arrangement, New Just Energy Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Units (or after the Arrangement, New Just Energy Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); and (i) U.S. Holders that own, or will own after the Effective Time, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Units (or after the Arrangement, New Just Energy Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units (or after the Arrangement, New Just Energy Shares) in connection with carrying on a business in Canada; (d) persons whose Units (or after the Arrangement, New Just Energy Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the Arrangement and the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Units (or after the Arrangement, New Just Energy Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of New Just Energy Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement.

Other Tax Consequences Not Addressed

This summary does not address the state, local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement and the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax, estate and gift, and foreign tax consequences of the Arrangement and the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement.

In addition, this summary does not address the tax consequences of the Arrangement to the Fund or any affiliate of the Fund.

Classification of the Fund as a Foreign Corporation

Although the Fund is organized as an unincorporated trust under Canadian law, it should be classified as a foreign corporation for United States federal income tax purposes under current Treasury Regulations.

Accordingly, Units should be treated as shares of stock of a foreign corporation for United States federal income tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification, including references to “dividends” and “earnings and profits.” In the event that the Fund is not treated as a corporation for U.S. federal income tax purposes, the tax consequences will be materially different.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Pursuant to the Plan of Arrangement (the “Plan”), the U.S. Holders will exchange Units and receive AcquisitionCo Shares (the “Exchange”). Under the Plan, the Fund and related entities will engage in certain restructuring transactions, including the wind up of the Fund and the transfer of all of its assets to AcquisitionCo, which will become New Just Energy (the “Arrangement Transactions”). This summary assumes that the Exchange and Arrangement Transactions will constitute a single integrated transaction for U.S. federal income tax purposes.

There is no legal authority directly addressing the U.S. federal income tax treatment of a transaction such as the Arrangement. However, the Arrangement should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”). The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of an exchange of Units for New Just Energy Shares pursuant to the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder in the Arrangement;

(b)	the tax basis of a U.S. Holder in the New Just Energy Shares acquired in the Arrangement will be equal to such U.S. Holder’s tax basis in the Units exchanged;

(c)	the holding period of a U.S. Holder for the New Just Energy Shares acquired in the Arrangement will include such U.S. Holder’s holding period for the Units; and

(d)	U.S. Holders who exchange Units for New Just Energy Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement Transaction.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement occurring in connection with the Arrangement Transaction would be treated as a taxable transaction to U.S. Holders with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the New Just Energy Shares received in the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Units exchanged;

(b)	the tax basis of a U.S. Holder in the New Just Energy Shares received in the Arrangement would be equal to the fair market value of such New Just Energy Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the New Just Energy Shares received in the Arrangement will begin on the day after the date of receipt.

Any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Units generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for such Units (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Units surrendered. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of New Just Energy Shares

Distributions With Respect to New Just Energy Shares

Subject to the PFIC rules, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the New Just Energy Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of New Just Energy, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of New Just Energy, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the New Just Energy Shares, and (b) thereafter, as gain from the sale or exchange of such Shares. (See more detailed discussion below under the heading “Dispositions of New Just Energy Shares”). However, New Just Energy may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by New Just Energy with respect to New Just Energy Shares will constitute ordinary dividend income. Dividends paid on the New Just Energy Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

Subject to certain limitations, any distributions by the Fund that are treated as dividends and are paid to a non-corporate U.S. Holder, including an individual, may be eligible for treatment as qualified dividends and may be taxable at long term capital gains rates for taxable years beginning prior to January 1, 2011. For tax years beginning on or after January 1, 2011, a dividend paid by New Just Energy will likely be taxed at the U.S. Holder’s ordinary income tax rate.

Dispositions of New Just Energy Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of New Just Energy Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the New Just Energy Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the New Just Energy Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain United States persons who are individuals that hold certain foreign financial assets (which may include the New Just Energy Shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the New Just Energy Shares.

Passive Foreign Investment Company Rules

If the Fund or New Just Energy is or becomes a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any tax year in which a U.S. Holder held Units or New Just Energy Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of New Just Energy Shares received pursuant to the Arrangement.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) at least 50 percent of the quarterly average of the fair market value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest.

If the Fund is classified as a PFIC for any tax year during which a U.S. Holder held or holds Units (and certain elections have not been effectively made by the U.S. Holder), the Arrangement may be treated as taxable to the U.S. Holder even if the Arrangement otherwise would qualify as a Reorganization. If the PFIC rules cause gain to be recognized on account of the Arrangement, the gain would be subject to the ordinary income treatment and interest charge regime imposed under the PFIC rules.

Special, and generally unfavourable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime. In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

The Fund believes that it has never been a PFIC and, based on current business plans, current operations, and financial projections, that it will not become a PFIC prior to the Arrangement.

Based on current business plans, current operations and financial projections, the Fund does not expect New Just Energy to be classified as a PFIC for its current taxable year or in the foreseeable future.

However, the determination of whether or not the Fund or New Just Energy is a PFIC for any tax year is made on an annual basis and is based on the types of income the Fund or New Just Energy earns and the types and value of the Fund’s or New Just Energy’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Fund or New Just Energy will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Fund or New Just Energy concerning its PFIC status or that the Fund or New Just Energy will not be, a PFIC for any taxable year. Moreover, neither an opinion from counsel nor a ruling from the IRS will be requested or received regarding whether the Fund is or will become a PFIC.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of New Just Energy Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.

Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the New Just Energy Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the Arrangement, or on the sale, exchange or other taxable disposition of New Just Energy Shares, or any Canadian dollars received as a result of Shareholders exercising Dissent Rights under the Arrangement, generally will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent sale or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their New Just Energy Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of New Just Energy Shares should consult with their own tax advisors regarding the requirements of filing information returns and any applicable U.S. federal income tax elections.

Payments made before December 31, 2010 within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, New Just Energy Shares generally may be subject to information reporting and backup withholding at a 28% rate if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Payments made after December 31, 2010 to U.S. Holders subject to the withholding requirement will likely be taxed at a 31% rate. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to them.

INFORMATION CONCERNING THE FUND AND JEEC

General

Just Energy Income Fund is an open-ended limited purpose trust governed by the Fund Declaration of Trust and by the laws of the Province of Ontario. The Fund is administered by JEC, which is managed by the Board. The Fund was established to hold, directly and indirectly, securities of operating subsidiaries and other affiliates and to distribute the income of such entities.

The business of the Fund’s subsidiaries involves the sale of natural gas and/or electricity to residential and small to mid-sized commercial customers of approximately 3.0 million RCEs, under long-term, fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, the Fund’s customers offset their exposure to changes in the price of these essential commodities. The Fund, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed-price at which it is able to sell the commodities to its customers and the fixed-price at which it purchases the associated volumes from its suppliers.

In the Province of Ontario, the Fund also sells and rents high efficiency and tankless water heaters through its subsidiary NHS. In addition, the Fund’s two-thirds-owned subsidiary TGF owns and operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan.

The Fund also offers green products through its JustGreen program formerly known as the Green Energy Option or GEO. JustGreen is a program giving customers the option to have all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass and/or their gas consumption offset by carbon credits, thus allowing the customer to reduce or eliminate the carbon footprint of their homes or businesses.

Just Energy has a head office staff of more than 900 employees. Sales are undertaken through a sales team of more than 1400 independent sales contractors who sell largely door to door. Approximately 66% of the Fund’s customers are residential customers, with the balance being commercial, and approximately 65% of the Fund’s customers are located in Canada, with the remainder in the United States. The Fund’s customer base is comprised of approximately 1.23 million natural gas RCEs and 1.76 million electricity RCEs.

The Fund’s operating subsidiaries currently carry on business in Canada in the provinces of Ontario, Manitoba, Québec, British Columbia and Alberta and in the United States in the states of Illinois, New York, Indiana, Michigan, Ohio, New Jersey, California, Maryland, Pennsylvania, Massachusetts and Texas. As and to the extent that natural gas and electricity utility deregulation extends into new jurisdictions in the United States, the Fund intends to expand into new markets to meet customer demand for fixed-price natural gas and electricity.

JEEC was incorporated by the Fund for the purpose of participating in the Universal Acquisition and was amalgamated with Universal in connection therewith. All of the voting securities of JEEC are held by the Fund.

The head office of each of the Fund and JEC is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6. Effective June 1, 2009, the Fund changed its name to “Just Energy Income Fund” and subsequently changed the names of many of its subsidiaries, including the Fund’s administrator, JEC, to reflect the “Just Energy” name.

For further information regarding the Fund, its subsidiaries and their respective business activities, see “Recent Developments” and the AIF and the other documents incorporated by reference herein.

Documents Incorporated by Reference

Information in respect of the Fund has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Fund at Suite 2630, First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E1, Telephone (905) 795-4206. In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com.

The following documents of the Fund, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Fund is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

1.	the AIF;

2.	the Financial Statements;

3.	the MD&A;

4.	the business acquisition report of the Fund dated May 19, 2010 in respect of the Hudson Acquisition (the “Hudson BAR”);

5.	the material change report of the Fund dated May 14, 2010 related to the closing of the Hudson Acquisition;

6.	the material change report of the Fund dated April 27, 2010 related to the Hudson Acquisition and the Offering;

7.	the material change report of the Fund dated July 8, 2009 related to the closing of the Universal Acquisition (the “Universal MCR”); and

8.	the material change report of the Fund dated May 1, 2009 related to the Fund entering into a definitive arrangement agreement in respect of the Universal Acquisition.

Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements (together with the auditors’ report thereon), management’s discussion and analysis, business acquisition reports and information circulars filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Distribution History

The Fund

The Unitholders of record on a distribution record date are entitled to receive distributions paid by the Fund in respect of that month. Cash distributions are made on the last business day of the calendar month to the Unitholders of record on the 15th day of such month.

In 2010, the Fund has declared regular distributions of $0.10333 per Unit for the months of January through May. In addition, on January 31, 2010, the Fund paid a special distribution of $0.20 per Unit to Unitholders of record at the close of business on December 31, 2009. For the year ended December 31, 2009, the Fund declared aggregate distributions of $1.44 per Unit (including the special distribution).

JEEC

JEEC Shareholders are entitled to receive dividends in an amount equal to 66 2/3% of the amount of any distributions made by the Fund to Unitholders. Accordingly, in 2010 JEEC declared regular dividends of $0.06889 per Exchangeable Share for the months of January through May and a special dividend of $0.13333 per Exchangeable Share to JEEC Shareholders of record at the close of business on December 31, 2009. For the period from July 1, 2009 to December 31, 2009, JEEC declared aggregate dividends of $0.54667 per Exchangeable Share (including the special dividend).

The distributions and dividends anticipated to be paid to Unitholders and JEEC Shareholders, respectively, during the remainder of 2010 will not be affected by the proposed Arrangement and it is expected that they will be paid in the usual manner. Following completion of the Arrangement the Fund anticipates a monthly dividend in the amount of $0.10333 per New Just Energy Share ($1.24 per annum) will be paid to New Just Energy Shareholders. See “Information Concerning New Just Energy – Dividend Policy”.

The historical distribution and dividend payments made by the Fund and JEEC, respectively, may not be reflective of future dividend payments of New Just Energy and future dividends are not assured or guaranteed. The amount of future cash dividends on the New Just Energy Shares will be subject to the discretion of the New Just Energy board and may vary depending on a variety of factors including, among other things, profitability, fluctuations in working capital and capital expenditures. See “Information Concerning New Just Energy—Risk Factors”.

Price Range and Trading Volume of Securities

The Units are listed and posted for trading on the TSX under the trading symbol JE.UN. The following table sets forth trading information for the Units for the periods indicated as reported by the TSX:

Period	High($)	Low ($)	Volume
2010
January	14.50	13.65	4,928,604
February	14.49	13.64	7,191,702
March	14.38	13.95	7,610,196
April	14.24	13.32	11,715,138
May (1 to 21)	13.39	11.79	8,640,636

2009
April	12.75	10.36	4,987,212
May	12.60	11.00	6,921,103
June	11.62	10.16	8,334,612
July	12.55	10.80	5,729,743
August	13.05	12.39	6,962,854
September	14.40	12.34	11,931,121
October	14.02	12.95	4,914,869

	$000000.00	$000000.00	$000000.00
Period	High ($)	Low ($)	Volume
November	13.80	12.58	7,798,136
December	14.50	12.90	7,075,545

On May 21, 2010, the closing price of the Units on the TSX was $12.25.

JEEC Exchangeable Shares

The JEEC Exchangeable Shares, each of which is exchangeable for one Unit at any time at the option of the holder for no additional consideration, began trading on the TSX under the trading symbol JEX on July 6, 2009. The following table sets forth trading information for the JEEC Exchangeable Shares for the periods indicated as reported by the TSX:

	$000000.00	$000000.00	$000000.00
Period	High ($)	Low ($)	Volume
2010
January	14.85	13.51	26,014
February	14.45	13.66	12,306
March	15.62	13.36	54,510
April	14.35	13.35	32,095
May (1 to 21)	13.36	11.80	17,962

2009
July (6-31)	12.43	10.51	149,565
August	13.01	12.26	99,068
September	14.31	12.40	300,778
October	14.25	13.00	168,173
November	13.63	12.60	259,691
December	14.35	12.86	218,348

Fund Convertible Debentures

The Fund Convertible Debentures began trading on the TSX under the trading symbol JE.DB on May 5, 2010. For the period from May 5, 2010 to May 21, 2010, inclusive, 9,253,000 Fund Convertible Debentures were traded on the TSX with a high trading price of $96.50 and a low trading price of $93.05.

JEEC Debentures

JEEC assumed the JEEC Debentures from Universal, and the Fund unconditionally and irrevocably guaranteed the payment and performance of all obligations of JEEC under the JEEC Debentures, on July 1, 2009 in connection with the Universal Acquisition. The JEEC Debentures began trading on the TSX under the symbol JEX.DB on July 6, 2009 following the Universal Acquisition. Prior thereto, the JEEC Debentures traded on the TSX under the symbol UEG.DB. The following table sets forth trading information for the JEEC Debentures for the periods indicated as reported by the TSX:

	$000000.00	$000000.00	$000000.00
Period	High ($)	Low ($)	Volume
2010
January	100.5	98.0	4,507,000
February	102.0	99.5	424,000
March	102.9	100.8	1,430,000
April	102.0	98.0	1,848,000
May (1 to 21)	100.0	97.0	2,053,000

2009
July	90.5	85.0	937,000
August	95.0	90.0	1,365,000
September	95.0	92.0	6,292,000

Period	High ($)	Low ($)	Volume
October	96.5	93.5	7,922,000
November	98.3	95.6	1,923,000
December	100.0	96.8	2,868,000

Prior Sales

The Fund or JEEC, as the case may be, issued the following Units and securities convertible into Units during the 12 month period prior to the date hereof:

1.	14,590 Units were issued on May 21, 2009 pursuant to the exercise of 14,590 UARs by current and former employees of JEC.

2.	11,500 UARs were granted on June 26, 2009.

3.	21,271,804 JEEC Exchangeable Shares were issued on July 1, 2009 in connection with the Universal Acquisition, of which 4,348,314 JEEC Exchangeable Shares were immediately exchanged for 4,348,314 Units. Since July 1, 2009 and up to and including March 31, 2010, an additional 12,235,317 JEEC Exchangeable Shares have been exchanged for 12,235,317 Units.

4.	12,070 UARs were granted on August 6, 2009.

5.	23,389 Units were issued on September 9, 2009 pursuant to the exchange of 23,389 UARs by current and former employees of JEC.

6.	3,000 UARs were granted on September 17, 2009.

7.	13,000 UARs were granted on November 6, 2009.

8.	1,712 Units were issued on December 2, 2009 pursuant to the exercise of 1,712 deferred unit grants.

9.	1,503 Units were issued on December 2, 2009 pursuant to the exchange of 1,503 UARs by current and former employees of JEC.

10.	20,000 UARs were granted on December 2, 2009.

11. 7,884 Units were issued on March 15, 2010 pursuant to the exchange of 7,884 UARs by current and former employees of JEC.

12.	1,245,643 UARs were granted on March 31, 2010.

13.	$330 million aggregate principal amount of Fund Convertible Debentures were issued on May 5, 2010.

Risk Factors

An investment in securities of the Fund is subject to certain risks. Fund Securityholders should carefully consider the risk factors described below and elsewhere in this Information Circular, as well as those set forth under the heading “Risk Factors” in the AIF and the risk factors set forth in the MD&A and the other documents incorporated by reference herein.

Possible Failure to Realize Anticipated Benefits of the Hudson Acquisition

The Fund completed the Hudson Acquisition to strengthen the position of the Fund in its marketing of natural gas and electricity to small and mid-size commercial customers and to create the opportunity to realize certain other benefits, including, among other things, information technology infrastructure access to potential new customers across North America. Achieving the benefits of the Hudson Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Fund’s ability to realize the anticipated growth and development opportunities from combining Hudson’s business and operations with those of the Fund’s operating subsidiaries. The integration of Hudson will require the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Fund’s ability to achieve the anticipated benefits of the Hudson Acquisition. Failure to successfully integrate Hudson’s operations with those of the Fund’s subsidiaries could have a material adverse effect on the business of the Fund’s subsidiaries and on the Fund’s results of operations, liquidity and financial condition.

Reliance on Key Personnel

The loss of the services of one or more of these key individuals could have a material adverse effect on the Fund’s operations and business prospects.

The success of Hudson has historically been substantially dependent on the services of its management team and Just Energy management believes that the continued success of Hudson following its acquisition by the Fund and the ability of the Fund to achieve the anticipated benefits of the Hudson Acquisition will be substantially dependent on the continued services of a number of members of Hudson’s senior management. There can be no assurance that the services of any key members of Hudson’s management team will continue to be available to the Fund following the closing of the Hudson Acquisition. The loss of the services of any of these key individuals could adversely affect the Fund’s ability to achieve the anticipated benefits of the Hudson Acquisition.

Potential Undisclosed Liabilities Associated with the Hudson Acquisition

In connection with the Hudson Acquisition, there may be liabilities that the Fund failed to discover or was unable to quantify in its due diligence, which it conducted prior to the execution of the Hudson Acquisition Agreement, and the Fund may not be indemnified for some or all of these liabilities. In addition, investors will not have a direct statutory right or any other rights against the vendors of Hudson or any of their shareholders, as applicable, in connection with such liabilities. The sole remedy of the Fund against certain of the vendors will be the Fund exercising its rights under the Hudson acquisition agreement to claim indemnification in respect of a breach of the representations and warranties in such agreement. There can be no assurance that it will be able to obtain the full amount of any claim made by it against those vendors for indemnification.

Protection of Intellectual Property

The Fund relies primarily on a combination of copyright, trademark and trade secrets laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Fund believes its Sales Portal software is key to its competitive advantage and the Fund’s subsidiaries intend to utilize the Sales Portal to grow their businesses. Despite the Fund’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy and may succeed in copying aspects of the Sales Portal or to obtain and use information that the Fund regards as proprietary. Furthermore, there can be no assurance that others will not independently develop a product that is similar to the Sales Portal.

Just Energy is not aware that the Sales Portal infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Fund with respect to the Sales Portal. Defense of such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Just Energy to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Just Energy or at all, either of which could have a material adverse effect upon the business of the Fund’s subsidiaries, and upon the Fund’s results of operations, liquidity and financial condition.

Market for Debentures

No assurance can be given that an active or liquid trading market for the Debentures will develop or be sustained. If an active or liquid market for the Debentures fails to develop or be sustained, the price at which the Debentures trade may be adversely affected.

The market price of the Debentures will be based on a number of factors, including: (i) the prevailing interest rates being paid by companies similar to the Fund; (ii) the overall condition of the financial and credit markets; (iii) interest rate volatility; (iv) the markets for similar securities; (v) the financial condition, results of operation and prospects of the Fund; (vi) the publication of earnings estimates or other research reports and speculation in the press or investment community; (vii) the market price and volatility of the Units; (viii) changes in the industry in which the Fund operates and competition affecting the Fund; and (ix) general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures.

Prior Ranking Indebtedness

The Debentures are subordinate to all senior indebtedness of the Fund and to any indebtedness of trade creditors of the Fund. The Debentures are also be effectively subordinate to claims of creditors of the Fund’s subsidiaries. Therefore, if the Fund becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Fund’s assets will be available to pay its obligations with respect to the Debentures only after it has paid all of its senior and secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding.

Absence of Covenant Protection

The indentures governing the Debentures do not restrict the Fund from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. Nor do the indentures prohibit or limit the ability of the Fund to make distributions, except where an event of default has occurred and such default has not been cured or waived. The indentures do not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Fund.

Possible Dilutive Effects on Holders of Units

The Fund may determine to redeem outstanding Debentures for Units or repay outstanding principal amounts of the Debentures at maturity by issuing additional Units. Accordingly, holders of Units may suffer dilution.

Credit Risk and Earnings Coverage Ratios

The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on the financial health of the Fund and its creditworthiness.

Redemption Prior to Maturity

Subject to certain conditions, the Fund may redeem all or part of the Debentures at a price equal to the principal amount thereof plus accrued and unpaid interest. Holders of Debentures should understand that this redemption option may be exercised if the Fund is able to refinance at a lower interest rate or it is otherwise in the interests of the Fund to redeem the Debentures.

Change of Control

The Fund is required to make an offer to holders of the Debentures to purchase all or a portion of their Debentures for cash in the event of certain transactions that would constitute a change of control. The Fund cannot assure holders of Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Debentures in cash. The Fund’s ability to purchase the Debentures in such an event may be limited by law, by the indentures governing the Debentures, by the terms of other present or future agreements relating to the Fund’s credit facilities and other indebtedness and agreements that the Fund may enter into in the future which may replace, supplement or amend the Fund’s future debt. The Fund’s future credit agreements or other agreements may contain provisions that could prohibit the purchase by the Fund of the Debentures without the consent of the lenders or other parties thereunder. If the Fund’s obligation to offer to purchase the Debentures arises at a time when the Fund is prohibited from purchasing or redeeming the Debentures, the Fund could seek the consent of lenders to purchase the Debentures or could attempt to refinance the borrowings that contain this prohibition. If the Fund does not obtain a consent or refinance these borrowings, the Fund could remain prohibited from purchasing the Debentures. The Fund’s failure to purchase the Debentures would constitute an Event of Default under the Debenture Indenture, which might constitute a default under the terms of the Fund’s other indebtedness at that time.

Conversion Following Certain Transactions

Pursuant to the Debenture Indentures, in the event of certain transactions each Debenture will become convertible into the securities, cash or property receivable by a Unitholder in accordance with such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Fund were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on the Fund’s future prospects and other factors.

Volatility of Market Price of Units and Exchangeable Shares

The market price of the Units may be volatile. The volatility may affect the ability of holders of Debentures to sell the Debentures at an advantageous price and may result in greater volatility in the market price of the Debentures than would otherwise be expected for non-convertible securities. Market price fluctuations in the Units may be due to the Fund’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Fund or its competitors, along with a variety of additional factors. In addition, the market price for securities in the stock markets has recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Debentures and the Units.

Change in Tax Laws

The Debenture Indentures do not contain a requirement that the Fund increase the amount of interest or other payments to holders of Debentures in the event that the Fund is required to withhold amounts in respect of income or similar taxes on payment of interest or other amounts on the Debentures. At present, no amount is required to be withheld from such payments to holders of Debentures resident in Canada or in the United States who deal at arm’s length with the Fund, but no assurance can be given that applicable income tax laws or treaties will not be changed in a manner that may require the Fund to withhold amounts in respect of tax payable on such amounts.

No assurance can be given that Canadian federal income tax laws respecting the taxation of income trusts and other flow-through entities will not be further changed in a manner that adversely affects the Fund and the Unitholders or holders of Debentures.

Withholding Tax

Effective January 1, 2008, the Tax Act was amended to generally eliminate withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at arm’s length. However, Canadian withholding tax continues to apply to payments of “participating debt interest”. For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an “excess”). The deeming rule does not apply in respect of certain “excluded obligations”, although it is not clear whether a particular convertible debenture would qualify as an “excluded obligation”. If a convertible debenture is not an “excluded obligation”, issues that arise are whether any excess would be considered to exist, whether any such excess which is deemed to be interest is “participating debt interest”, and if the excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

The CRA has stated that no excess, and therefore no participating debt interest, would in general arise on the conversion of a “traditional convertible debenture” and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm’s length for purposes of the Tax Act). The CRA has published guidance on what it believes to be a “traditional convertible debenture” for these purposes. The Debentures should generally meet the criteria set forth in CRA’s published guidance; however, the published guidance contemplates debentures issued by a public corporation which are convertible into common shares. Counsel is not aware of any reason why such published guidance should not be applied to convertible debentures issued by a publicly-traded trust, such as the Fund. Nevertheless, there is a risk that amounts paid or payable by the Fund to a Holder of Debentures on account of interest or any “excess” amount may be subject to Canadian withholding tax at 25% (subject to any reduction in accordance with a relevant tax treaty).

Consolidated Capitalization

Other than as disclosed elsewhere herein and in the documents incorporated by reference herein, there has not been any material change in the unit/share and loan capital of the Fund or JEEC, on a consolidated basis, since March 31, 2010.

Additional Information

Additional information relating to the Fund is available on SEDAR at www.sedar.com. Financial information in respect of the Fund and its affairs is provided in the Financial Statements and the MD&A, which are available on SEDAR at www.sedar.com.

INFORMATION CONCERNING NEW JUST ENERGY

Notice to Reader

Unless otherwise noted, the disclosure under this heading has been prepared assuming that the Arrangement (including the Amalgamation) has been effected. New Just Energy will be the publicly listed corporation resulting from the reorganization of the Fund’s income trust structure into a dividend-paying public corporation pursuant to the Arrangement.

References in the disclosure under this heading to “New Just Energy” as at any date or for any period of time that is prior to the Effective Date refer to AcquisitionCo as it exists prior to the Arrangement and the Amalgamation.

General

New Just Energy is a wholly-owned subsidiary of the Fund and was incorporated pursuant to the CBCA on May 21, 2010 for the purposes of participating in the Arrangement, including issuing the New Just Energy Shares required for implementing the Arrangement. As of the date hereof, the only business conducted by New Just Energy has been the entering into of the Arrangement Agreement. New Just Energy’s principal and head office is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario, L5T 2E6.

As a result of the Arrangement, New Just Energy will become a reporting issuer in all of the provinces and territories of Canada and will become subject to the informational reporting requirements of Canadian securities laws. The TSX has conditionally approved: (i) the substitutional listing of the New Just Energy Shares issuable pursuant to the Arrangement; (ii) the substitutional listing of the Fund Convertible Debentures and the JEEC Convertible Debentures to be assumed by New Just Energy in connection with the Arrangement; and (iii) the additional listing of the New Just Energy Shares issuable pursuant to the New Just Energy Incentive Rights and upon conversion of the Fund Convertible Debentures and the JEEC Convertible Debentures to be assumed by New Just Energy, subject to New Just Energy fulfilling the requirements of the TSX. Following completion of the Arrangement, the New Just Energy Shares, the Fund Convertible Debentures and the JEEC Convertible Debentures will be listed on the TSX under the trading symbols “JE”, “JE.DB” and “JE.DB.A”, respectively.

As a result of the steps of the Arrangement, Unitholders, the Class A Shareholder and, assuming the JEEC Shareholders, voting as a separate class, approve the Arrangement, JEEC Shareholders will receive New Just Energy Shares for their Fund Securities on a one-for-one basis. See “The Arrangement – Effect on the Fund Securityholders”.

The following diagram sets forth the simplified organizational structure of New Just Energy immediately following completion of the Arrangement. Except as disclosed in the notes to the following diagram, following completion of the Arrangement, all of the subsidiaries of New Just Energy will be 100% owned, directly or indirectly, by New Just Energy. As at the date hereof, New Just Energy does not have any subsidiaries.

Notes:

(1)

The Canadian subsidiaries are corporations, trusts, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Fund: Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Alberta Energy Savings L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Ontario Energy Commodities Inc. (Ontario); Just Energy Trading L.P. (Ontario); Just Energy Alberta Corp. (Alberta); Just Energy B.C. Corp. (British Columbia); La corporation d’économie d’énergie du Québec (Québec); Momentis Canada Corp. (Ontario); GEO Capital Ventures Corp. (Ontario); Just Energy Finance Canada ULC (Nova Scotia); National Energy Corporation (Ontario); Hudson Energy Canada Corp. (Canada); and Universal Energy Corporation (Canada). New Just Energy will also hold 66 2/3% of the issued and outstanding shares in the capital of TGF.

(2)	The U.S. subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Fund: Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP; Just Energy, LLC; Just Energy Pennsylvania Corp.; Commerce Energy, Inc.; Just Energy Marketing Corp.; Just Energy Michigan Corp.; Just Energy Maryland Corp.; Momentis U.S. Corp.; Just Energy Connecticut Corp.; Hudson Energy Corp.; Hudson Parent Holdings, LLC; HE Holdings LLC; Drag Marketing LLC; Hudson Energy Services LLC; Hudson Energy JV LLC; National Home Services U.S. Corp.; Just Energy Limited; Just Energy Finance LLC; Universal Gas & Electric Corporation; UG & E Holdings Inc.; Wholesale Energy New York Inc.; Wholesale Energy Illinois Inc.; and UG & E Texas Inc. All U.S. subsidiaries are incorporated or formed, as applicable, under the laws of the State of Delaware except Just Energy LLC (Texas), Just Energy Texas LP (Texas) and Commerce Energy, Inc. (California).

Development and Description of the Business

Following completion of the Arrangement, New Just Energy will carry on the business currently carried on by the Fund and its subsidiaries. For a detailed description of the Fund’s business and its historical development, see “Information Concerning the Fund and JEEC” in this Information Circular, “General Development of the Fund” and “Business of Just Energy” in the AIF, and the Universal MCR and the Hudson BAR.

Management’s Discussion and Analysis

As at the date of this Information Circular, New Just Energy has not conducted any business or operations, other than, as AcquisitionCo, to execute the Arrangement Agreement and to issue 100 AcquisitionCo Shares to the Fund in connection with its organization. If the Arrangement is completed, New Just Energy’s financial position, risks and outlook will be substantially the same as those outlined in the MD&A, which is incorporated by reference in this Information Circular and has been filed on SEDAR at www.sedar.com. Readers are encouraged to review the MD&A. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of New Just Energy after giving effect to the Arrangement included as Schedule D to this Information Circular.

It is anticipated that New Just Energy will account for the Arrangement as a continuity of interests. Since the Arrangement does not contemplate a change of control for accounting purposes, the financial statements of New Just Energy will reflect the assets and liabilities of the Fund at the respective carrying amounts.

New Just Energy, as AcquisitionCo, has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. New Just Energy’s directors and officers are covered by directors’ and officers’ liability insurance. No amount has been recorded with respect to the indemnification agreements in AcquisitionCo’s audited balance sheet. See the audited balance sheet of New Just Energy included in Schedule D to this Information Circular

Readers are encouraged to review the MD&A together with the unaudited pro forma consolidated financial statements of New Just Energy after giving effect to the Arrangement included in Schedule D to this Information Circular.

Description of Capital Structure

The authorized capital of New Just Energy consists of an unlimited number of New Just Energy Shares and 50,000,000 preferred shares, issuable in series. The following is a summary of the rights, privileges, restrictions and conditions attaching to the share capital of New Just Energy.

New Just Energy Shares

Each New Just Energy Share entitles the holder to receive notice of, to attend, and to one vote at, all meetings of the shareholders of New Just Energy, except meetings of holders of another class of shares. The holders of New Just Energy Shares will be, at the discretion of the New Just Energy Board and subject to the preferences accorded to any shares of New Just Energy ranking senior to the New Just Energy Shares from time to time with respect to the payment of dividends, entitled to receive any dividends declared by the New Just Energy Board on the New Just Energy Shares. The holders of New Just Energy Shares will also be entitled, subject to the preferences accorded to holders of any shares of New Just Energy ranking senior to the New Just Energy Shares from time to time, to share equally, share for share, in any distribution of the assets of New Just Energy upon the liquidation, dissolution, bankruptcy or winding-up of New Just Energy or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Preferred Shares of New Just Energy

Each series of preferred shares of New Just Energy shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the New Just Energy Board prior to the issuance thereof. Holders of preferred shares, except as required by law, will not be entitled to vote at meetings of holders of New Just Energy Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of New Just Energy, whether voluntary or involuntary, each series of preferred shares are entitled to preference over the New Just Energy Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over New Just Energy Shares and any other shares ranking junior to the preferred shares as may be determined by the New Just Energy Board at the time of creation of such series.

The preferred shares of New Just Energy are intended to provide future financing flexibility and are not intended to be used to block any takeover bid for New Just Energy. New Just Energy represents that it will not, without prior shareholder approval, issue any preferred shares for any anti-takeover purpose.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of each of the Fund and New Just Energy as at March 31, 2010 before giving effect to the Arrangement, and of New Just Energy after giving effect to the Arrangement on a pro forma basis. See also the audited balance sheet and the unaudited pro forma balance sheet of New Just Energy included in Schedule D to this Information Circular.

Designation	Fund as at March 31, 2010 before giving effect to the Arrangement	New Just Energy as at March 31, 2010 before giving effect to the Arrangement(1)	New Just Energy as at March 31, 2010 after giving effect to the Arrangement(2)(3)
(dollar amounts are in thousands)
Long Term Debt(4)	$294,666	Nil	$294,666
Units	$593,075 (124,325,307 units)	Nil	Nil
Exchangeable Shares	$52,883 (4,688,172 shares)	Nil	Nil
Class A Shares	$13,160 (5,263,728 shares)	Nil	Nil
Fund Convertible Debentures(5)	$ 330 million	Nil	$ 330 million
JEEC Convertible Debentures(5)	$ 90 million	Nil	$ 90 million
New Just Energy Shares	Nil	$0.1 (100 shares)	$659,118 (134,277,207 shares)
Preferred Shares of New Just Energy	Nil	Nil	Nil
Fund Incentive Rights(6)	2,859,861	Nil	Nil
New Just Energy Incentive Rights(6)	Nil	Nil	2,859,861

Notes:

(1)	Assumes that New Just Energy was incorporated and organized as of March 31, 2010.

(2)	Assumes that (i) that New Just Energy was incorporated and organized as of March 31, 2010; (ii) the same number of Fund Securities and Fund Incentive Rights are outstanding on the Effective Date as were outstanding on March 31, 2010; and (iii) no Dissent Rights are exercised.

(3)	Assumes that the Arrangement is approved by the JEEC Shareholders voting as a separate class.

(4)	Long term debt includes current portion of long term debt. For a description of the Fund’s current credit facilities, see Note 8 to the Financial Statements and “Long Term Debt and Financing” in the MD&A, which are incorporated by reference herein. It is anticipated that the Fund’s credit facilities will be amended in connection with the Arrangement to, among other things, take into account the new corporate structure of the Fund

(5)	Assumes that the Fund Convertible Debentures were outstanding on March 31, 2010. The Fund Convertible Debentures and the JEEC Convertible Debentures bear interest at a rate of 6.0% per annum, payable semi-annually, and mature on June 30, 2017 and September 30, 2014, respectively. The Debentures will be assumed by New Just Energy as a result of the Arrangement and as such will be convertible into New Just Energy Shares . See “The Arrangement — Effect of the Arrangement — Effect on Holders of Fund Convertible Debentures” and “The Arrangement — Effect of the Arrangement — Effect on Holders of JEEC Convertible Debentures”.

(6)	As of May 23, 2010, an aggregate of 2,859,861 Units are issuable in accordance with outstanding Fund Incentive Rights. Pursuant to the Arrangement: (i) each of the Fund Incentive Plans will be amended such that, among other things, all references therein to Units shall be changed to New Just Energy Shares; and (ii) the outstanding Fund Incentive Rights at the Effective Time will be exchanged for New Just Energy Incentive Rights entitling the holders thereof to acquire New Just Energy Shares in the same number and on the same terms as they were entitled to acquire Units pursuant to the Fund Incentive Rights.

Dividend Policy

It is the Board’s current intention that, following the Arrangement, New Just Energy will, subject to applicable laws, establish a dividend policy of paying monthly dividends to the New Just Energy Shareholders, with the initial monthly dividend presently expected to be $0.10333 ($1.24 per annum) per New Just Energy Share. If the Arrangement is completed on January 1, 2011, as currently anticipated, the first dividend that New Just Energy Shareholders will be eligible to receive following the Arrangement is the dividend expected to be paid on January 31, 2011 to New Just Energy Shareholders of record on January 15, 2011.

The amount of cash dividends to be paid on the New Just Energy Shares, if any, will be subject to the discretion of the New Just Energy Board and may vary depending on a variety of factors, including the prevailing economic and competitive environment, New Just Energy’s results of operations and earnings, financial requirements for the operations of New Just Energy and its subsidiaries, the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends, contractual restrictions and financing agreement covenants, and other relevant factors and conditions existing from time to time. There can be no guarantee that New Just Energy will maintain its dividend policy. See “Risk Factors”.

New Just Energy has not declared or paid any dividends since its incorporation and will not declare any dividends prior to completion of the Arrangement.

Options and Other Rights to Purchase Securities

As of May 23, 2010, an aggregate of 2,859,861 Units are issuable in accordance with outstanding Fund Incentive Rights. Pursuant to the Arrangement: (i) each of the Fund Incentive Plans will be amended such that, among other things, all references therein to Units shall be changed to New Just Energy Shares; and (ii) the outstanding Fund Incentive Rights at the Effective Time will be exchanged for New Just Energy Incentive Rights entitling the holders thereof to acquire New Just Energy Shares in the same number and on the same terms as they were entitled to acquire Units pursuant to the Fund Incentive Rights. No adjustment will be made to the exercise or issue prices or vesting terms of such Fund Incentive Rights. All other terms and conditions of such awards will be substantially the same as they exist prior to the Effective Time, as adjusted to reflect the Arrangement. No accelerated vesting of Fund Incentive Rights will occur as a result of the Arrangement.

On completion of the Arrangement, New Just Energy Shares will also be reserved for issue upon the conversion of the Fund Convertible Debentures and the JEEC Convertible Debentures assumed by New Just Energy as a result of the Arrangement. See “ Effect on Holders of Fund Convertible Debentures” and “Effect on Holders of JEEC Convertible Debentures” under the heading “The Arrangement”.

Prior Sales

Other than 100 New Just Energy Shares issued upon incorporation of New Just Energy, New Just Energy has not issued any securities during the 12-month period prior to the date of this Information Circular and, as a condition to the completion of the Arrangement, will not issue any securities prior to the Effective Date.

Escrowed Securities

Other than 2,718,113 New Just Energy Shares to be issued under the Arrangement in exchange for Fund Securities escrowed in connection with the Universal Acquisition, no securities of any class of New Just Energy are anticipated to be held in escrow immediately upon completion of the Arrangement.

Principal Shareholders

To the knowledge of the Fund, no person or company will, following the Arrangement, beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of the voting rights attached to the outstanding New Just Energy Shares.

Directors and Executive Officers

Following the completion of the Arrangement, the New Just Energy Board and senior management of New Just Energy will be comprised of the existing directors and senior management of JEC, respectively. The directors of New Just Energy shall hold office until the next annual meeting of New Just Energy Shareholders or until their respective successors have been duly elected or appointed. See “General Business to be Acted Upon at the Meeting – Election of Directors of Just Energy Corp.” herein and “Directors and Senior Officers of OESC” in the AIF.

The current directors and executive officers of JEC (being the proposed directors and officers of New Just Energy) and their associates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,666,583 Fund Securities, representing approximately 5.0% of the issued and outstanding Fund Securities, and are expected to beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,666,583 New Just Energy Shares representing approximately 5.0% of the issued and outstanding New Just Energy Shares on the Effective Date (based upon the number of issued and outstanding Fund Securities as at May 23, 2010 and assuming no Dissent Rights are exercised and the Arrangement is approved by the JEEC Shareholders voting as a separate class).

Audit Committee and Corporate Governance

Following completion of the Arrangement, the New Just Energy Board will have four board committees: an Audit Committee, a Governance and Nominating Committee, a Risk Committee, and a Compensation, Human Resources, Environmental, and Health and Safety Committee. Each of such committees will be comprised of the same individuals serving as members of such committees of the JEC Board. New Just Energy’s corporate governance practices will be structured on a similar basis as those of the Fund. For a description of the Fund’s corporate governance practices, see “Corporate Governance”. Also see “Audit Committee Information” in the AIF.

Conflicts of Interest

There are potential conflicts of interest to which the proposed directors and officers of New Just Energy will be subject in connection with the operations of New Just Energy. In particular, certain of the proposed directors and officers of New Just Energy may be involved with other companies whose operations may, from time to time, be in direct competition with those of New Just Energy or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of New Just Energy. Conflicts, if any, will be subject to the procedures and remedies available under the CBCA. The CBCA provides that in the event a director or officer of a company is a party to, or is a director or officer of, or has a material interest in any person who is a party to, a material contract or material transaction with New Just Energy, whether made or proposed, the director or officer shall disclose his interest in such contract or transaction and, in the case of directors, shall refrain from voting on any matter in respect of such contract or transaction unless otherwise provided by the CBCA. As at the date of the Information Circular, the Board and management of JEC are not aware of any existing or potential material conflicts of interest between New Just Energy and any proposed director or officer of New Just Energy.

Compensation of Directors and Executive Officers

The compensation policies of New Just Energy, including the compensation of the directors and executive officers of New Just Energy, will be structured on substantially the same basis as the current compensation policies of the Fund. For further information regarding the compensation policies of the Fund, including the compensation of the directors and executive officers of JEC, see “Compensation of the Directors and Officers of JEC” herein.

Indebtedness of Directors and Executive Officers

There exists no indebtedness of the proposed directors and executive officers of New Just Energy, nor any of their associates, to New Just Energy or any of its subsidiaries (after giving effect to the Arrangement), nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New Just Energy. See “Indebtedness of Directors and Executive Officers”.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

See “Regulatory Matters and Bankruptcies and Insolvencies” in this Information Circular, and “Cease Trade Orders, Bankruptcies, Penalties or Sanctions” and “Personal Bankruptcies” under the heading “Directors and Senior Officers of OESC” in the AIF, which is incorporated by reference herein.

Risk Factors

Risk factors related to the business of the Fund and its subsidiaries will generally continue to apply to New Just Energy after the Effective Date and will not be affected by the Arrangement. In the event the Arrangement is completed, the business and operations of, and an investment in, New Just Energy will be subject to various risk factors set forth hereunder, under “Information Concerning the Fund and JEEC – Risk Factors”, and under the heading “Risk Factors” in the AIF, as well as the other risk factors set forth elsewhere herein and in the documents incorporated by reference. Prospective New Just Energy Shareholders should consider carefully such risk factors.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Achieving the anticipated benefits of the Arrangement will depend in part on New Just Energy’s ability to realize the anticipated growth opportunities from reorganizing the Fund into a corporate structure. The realization of the anticipated benefits of the Arrangement will require the dedication of substantial management effort, time and resources. There can be no assurance that management will be successful in refocusing the continuing entity into a growth-oriented entity.

Dividends

Future dividend payments by New Just Energy and the level thereof is uncertain, as New Just Energy’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by New Just Energy and its subsidiaries, financial requirements for New Just Energy’s operations and the execution of its growth strategy, fluctuations in working capital, debt service requirements and other factors beyond the control of New Just Energy. The market value of the New Just Energy Shares may deteriorate if New Just Energy is unable to meet its cash dividend targets in the future, and such deterioration may be material.

Interest of Management and Others in Material Transactions

To the knowledge of the Fund, none of the principal holders or proposed directors or officers of New Just Energy, or any associate or affiliate of any of the foregoing persons, will have any material interest, direct or indirect, in any transaction or any proposed transaction that is reasonably expected to materially affect New Just Energy or any of its affiliates, except as disclosed in this Information Circular, including the documents incorporated herein by reference.

Auditors, Transfer Agent and Registrar

Upon completion of the Arrangement, the auditors and transfer agent and registrar of New Just Energy will be the auditors and transfer agent and registrar of the Fund.

Legal Proceedings and Regulatory Actions

Other than as set forth in the MD&A, there are no legal proceedings or regulatory actions to which New Just Energy or the Fund is a party or in respect of which any of their respective assets are the subject matter which are material to New Just Energy, and the Fund is not aware of any such proceedings of a material nature that are contemplated.

Material Contracts

Neither New Just Energy nor the Fund is a party to any contracts entered into outside the ordinary course of business that will be material to New Just Energy or its subsidiaries, other than the Fund’s credit facilities and the Arrangement Agreement. It is anticipated that the Fund and New Just Energy will enter into a further amended credit facility in connection with the Arrangement that will, among other things, take into account the new corporate structure of the Fund. See Note 8 to the Financial Statements and “Long Term Debt and Financing” in the MD&A for a description of the Fund’s current credit facilities.

GENERAL BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of Consolidated Audited Financial Statements and Auditors’ Report

The consolidated audited financial statements of the Fund for the financial year ended March 31, 2010 and accompanying auditors report will be presented at the Meeting.

Election of Directors of Just Energy Corp.

JEC has a board of directors (the “Board”) which presently consists of nine members, all of whom are standing for re-election as a director of JEC. In accordance with the Fund Declaration of Trust, the Fund, as the sole voting shareholder of JEC, shall cause the election as directors of the nominees chosen by the Fund Securityholders, who will serve until the next annual meeting of the Fund Securityholders or until their successors are duly elected or appointed.

Biographical Summaries of Directors

Biographical summaries for each of the nine nominee directors are set forth below:

John A. Brussa

Mr. Brussa has been a director of JEC since 2001 and currently serves on two board committees. He is a senior partner with the law firm Burnet, Duckworth & Palmer LLP where he specializes in taxation and energy law with a special expertise relating to income, energy and royalty trusts. Accordingly, based on his experience in the energy sector, his contribution to the proceedings of the board and its committees is invaluable. As indicated in Schedule G of this Information Circular, Mr. Brussa serves as a director on other public boards and committees particularly in the oil and natural gas sectors. It is the view of other members of the JEC board that his experience and knowledge in these energy sectors and his regular attendance at board and committee meetings adds significant value to the board of JEC. He has a 100% attendance record for Board and Committee meetings.

B. Bruce Gibson

Bruce Gibson was appointed a director of JEC effective January 1, 2010. He has extensive private sector and public sector experience and currently serves as a Principal, Ryan Inc. (Austin office), responsible for providing transaction tax services and serves as a practice leader, Ryan Inc., Public Affairs, where he specializes in public affairs and providing legislative consulting services to clients in a variety of industries. Previously he served as Senior Vice President, Reliant Energy, national power company (1999 – 2003); Vice President, Houston Industries, a national power company (1994 – 1999) and, President and Chief Executive Officer, Texas Chamber of Commerce (1993 – 1994). In the public sector he served as Chief of Staff of the Texas Lieutenant Governor (1991 – 1993 and

2003 – 2007); as a member of the Texas House of Representatives, District 58 (1981 – 1991); and as Co – Chairman of the Texas’ House of Representatives Joint Committee on Deceptive Trade Practice Act (DTPA) Reform (1987) and Joint Committee on Judicial Reform (1989); and Vice Chairman of the Texas’ House of Representatives Business and Commerce Committee and Ways and Means Committee (1981 – 1986).

Mr. Gibson received the Honorary Order of the Coif at The University of Texas School of Law. He is a member of the Institute for Professionals in Taxation and received a Juris Doctor Degree from the University of Texas School of Law and a Bachelor of Arts Degree, History, from Texas Christian University (Graduating magna cum laude). Based on his public and private sector experience he is uniquely qualified to provide advice to the board and management of JEC as it develops and grows its business in the United States – especially in Texas. He serves as a member of the Audit Committee and the Governance and Nominating Committee and with Gordon Giffin (below) serves on the board of all of the Fund’s U.S. operating subsidiaries. He has a 100% attendance record for Board and committee meetings since joining the Board.

Ambassador Gordon D. Giffin

Mr. Giffin, is a senior partner in the Washington, D.C. and Atlanta, Georgia –based law firm, McKenna Long & Aldridge LLP. He has been a director of JEC since 2006 and currently serves on two board committees. – the Risk Committee and the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Giffin is a member of the Council of Foreign Relations, and is on the Board of Trustees for The Carter Center and on the Board of Counsellors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. As indicated in Schedule G of this Information Circular, Mr. Giffin serves on several boards of Canadian public companies and committees thereof in the financial, transportation and natural resource sectors and as such is in a unique position, based on his experience both as a director and lawyer, to contribute to a discussion of the issues required to be addressed by the board JEC. He regularly attends all board meetings and committee meetings on which he serves, including the board meetings of all of the Fund’s U.S. operating subsidiaries where he also serves as a director. He has a 93% attendance record for Board and committee meetings for the year ending March 31, 2010.

Senator Michael J.L. Kirby

Mr. Kirby is Chairman of The Mental Health Commission of Canada and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University and Simon Fraser University.

As indicated in Schedule G of this Information Circular, Mr. Kirby serves as a member of the board and committees of several public Canadian companies in several diverse business sectors which uniquely qualify him to serve as Chair of the Audit Committee and Chair of the Risk Committee of JEC. He is a dedicated and committed director reflected by a 100% attendance record at all JEC Board and committee meetings for the year ended March 31, 2010. Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology.

The Honourable R. Roy McMurtry

Mr. McMurtry has been a director of JEC since June, 2007. He currently serves as a member of the Compensation, Human Resources, Environmental, Health and Safety Committee and the Nominating and Corporate Governance Committee. Mr. McMurtry was Attorney General for the Province of Ontario from 1975 to 1985, the High Commissioner for Canada in Great Britain from 1985 to 1988 and was Chief Justice, Province of Ontario from February 1996 to May 31, 2007, and currently serves as Counsel, Gowling Lafleur Henderson L.L.P. Mr. McMurtry is also an Officer of the Order of Canada, a member of the Order of Ontario and has received a number of honorary degrees. He is also the Chancellor of York University. Mr. McMurtry’s experiences in public life and contribution to the judicial system in Canada uniquely qualifies Mr. McMurtry to contribute to the deliberations of a public company engaged in the marketing of energy contracts and related products to the public. He has a 81% attendance record for Board and committee meetings for the year ended March 31, 2010.

Senator Hugh D. Segal

Mr. Segal has been a director of JEC since 2001. Mr. Segal is a Canadian Senator. He is a director of several Canadian public companies as described in Schedule G of this Information Circular and is Senior Research Fellow at McMillan LLP, Director of the Canadian Defence and Foreign Affairs Institute in Calgary and a Member of the Atlantic Council. A former President of the Institute for Research on Public Policy (1999-2006), he serves on the Council of the International Institute for Strategic Studies in London, UK. Mr. Segal was the recipient of the Order of Canada in 2003, Honorary Doctorate from the Royal Military College in 2004 and made an Honorary Captain of the Canadian Navy in 2005. Mr. Segal earned his Bachelor of Arts (history) degree in 1972 from the University of Ottawa and studied international trade economics at the graduate level at the Norman Patterson School of International Affairs at Carleton University. In 2003, after serving as Chief of Staff to the Prime Minister, he was named Senior Fellow at the School of Policy Studies, Queen’s University, and is also an Adjunct Professor of public policy at Queen’s School of Business. His experience on several public company boards and committees and his expertise in social, economic, foreign policy and public administration qualify him well to serve as Lead Director and Vice Chairman of JEC and a member of all four JEC board committees. He regularly attended all JEC board, committee and strategy meetings and has a 96% attendance record for the year ended March 31, 2010.

Brian R.D. Smith, Q.C.

Mr. Smith has been a director of JEC since 2001. He served as Minister of Education, Minister of Energy and the Attorney General in the government of British Columbia between 1979 and 1988 and was Chair of Canadian National Railways between 1989 and 1994. He was the Chair of British Columbia Hydro from 1996 to 2001 and presently serves as the Federal Chief Treaty Negotiator and is an Energy Consultant associated with the law firm of Gowling Lafleur Henderson L.L.P. He is a member of the board and committees of several Canadian public companies as indicated in Schedule G of this Information Circular and based upon his involvement on other public company boards and committees is qualified to serve as Chair of the Compensation, Human Resources, Environmental, Health and Safety Committee and as a member of the Audit Committee of the Board and has a 100% attendance record.

Rebecca MacDonald

Ms. MacDonald was the principal founder of JEC and has been a director since 2000. She has been engaged in the deregulation of natural gas for 18 years. Before forming JEC in 1997 she was the President of EMI, another successful gas marketing company. She became an officer of the JEC in January 2000 and previously served as Chief Executive Officer. For the past four years she has been JEC’s Executive Chair. She is a past director of the Canadian Arthritic Foundation and is actively involved in a number of other charities. She founded the recently opened Rebecca MacDonald Centre for Arthritis Research at Toronto’s Mount Sinai Hospital. She was named Canada’s top woman CEO for 2003, 2004, 2005, 2006 and 2007 by Profit Magazine. She was also named Ontario Entrepreneur of the Year by Ernst and Young in 2003. On April 3, 2009 she received the International Horatio Alger Award – Canada. Ms. MacDonald has a 100% attendance record for Board meetings for the year ended March 31, 2010.

Kenneth Hartwick

Mr. Hartwick has been a director of JEC since 2008. Mr. Hartwick serves as President and Chief Executive Officer of JEC and its affiliated entities in Canada and the United States, and was previously JEC’s Chief Financial Officer. Before joining JEC he served as Chief Financial Officer of Hydro One from October 2001 to April 2004. Prior to joining Hydro One, Mr. Hartwick was Vice-President, Cap Gemini Ernst & Young (consulting business) (May to October 2000) and a partner of Ernst & Young LLP (auditors) from July 1994 to April 2000. Mr. Hartwick has a 100% attendance record for Board meetings for the year ended March 31, 2010. As indicated in Schedule G, he is also a director of another Canadian public company, where he serves as Chair of the Audit Committee and Chair of the Compensation Committee. He is also a member of the Ontario Energy Association.

Director Attendance Record

The Table below indicates the attendance record for all Board and committee meetings for each person who was a director of the Corporation during the year ended March 31, 2010.

Name of Director	Number of Board Meetings attended of which there were 7(1)(4)	Number of Audit Committee Meetings attended of which there were 7 (Kirby, Segal, Gibson and Smith)(3)	Number of Compensation, Human Resources, Environmental Health and Safety Committee Meetings attended of which there were 5 (Giffin, Smith, McMurtry and Brussa)(4)	Number of Nominating and Corporate Governance Committee Meetings attended of which there were 4 (Segal, Joyce, Gibson and McMurtry)	Number of Risk Committee Meetings attended of which there were 4 (Kirby, Giffin, Segal and Brussa)
John A. Brussa	7	—	5	—	4
B. Bruce Gibson(3)	1	2	—	1	—
Gordon D. Giffin	7	—	5	—	3
Ken Hartwick	7	—	—	—	—
Ron Joyce(2)	2	—	—	2	—
Michael J.L. Kirby	7	7	—	—	4
Rebecca MacDonald	7	—	—	—	—
Roy McMurtry	6	—	4	3	—
Hugh D. Segal	6	7	—	4	4
Brian R.D. Smith	7	7	5	—	—

Notes:

(1)	Includes meetings attended in person or by telephone conference call.

(2)	Ron Joyce resigned from the board on September 16, 2009.

(3)	Mr. Gibson was appointed a director of JEC on January 1, 2010 and has attended all board and committee meetings since such time.

(4)	The above table excludes a two day strategy session attended by all directors.

As a corporate governance initiative, the nominee directors are being elected on an individual, as opposed to a slate, basis. The Board of JEC has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Nominating and Corporate Governance Committee for consideration promptly following the Meeting. The Nominating and Corporate Governance Committee shall consider the resignation and shall recommend to the Board of JEC whether to accept it. The Board of JEC will consider the recommendation and determine whether to accept it within 90 days of the Meeting and a news release will be issued by the Fund announcing the Board’s determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

The JEC Shareholders’ Agreement provides that at all times a majority of the directors of JEC shall be persons who are not officers or employees of JEC or any affiliate or subsidiary thereof or persons who beneficially own, directly or indirectly, or who exercise control or direction over Units representing more than 10% of the outstanding Units on a fully diluted basis (including Class A Shares) or directors or officers of any such person or any affiliate or subsidiary thereof. For these purposes any person who beneficially owns or exercises control or direction over Class A Shares shall be considered to beneficially own or exercise control or direction over the number of Units which would be received on the exercise of shareholder exchange rights in respect of such shares beneficially owned by him or her or over which he or she exercises control or direction. If any vacancies occur in the slate of such nominees because any nominee is unable to serve or will not serve, discretionary authority conferred by the proxies appointing the Fund nominees will be exercised to grant approval to the Fund Trustee to cause the Administrator to vote for the election of any other person or persons nominated by the Fund Trustee. The names, jurisdiction of residence, principal occupations, year in which each became a director of JEC and the number of Fund Securities and Fund Incentive Rights beneficially owned or over which control or direction is exercised by the nominees for director, at March 31, 2010, are as follows:

Name, Jurisdiction of Residence and Year First Became a Director	Position with JEC	Principal Occupation	Fund Securities Beneficially Owned or Over which Control or Direction is Exercised(6)(7)	Fund Incentive Rights Beneficially Owned(6)(7)(8)
John A. Brussa(2)(4) Alberta, Canada 2001	Director	Partner, Burnet, Duckworth & Palmer LLP	77,000 Units	7,058 Fund DUGs

Ken Hartwick Ontario, Canada 2008	President, Chief Executive Officer and Director	President and Chief Executive Officer of JEC	23,282 Units	824,369 Fund UARs 100,000 Fund Options

B. Bruce Gibson(1)(2) Texas, U.S.A 2010	Director	Principal, Ryan Inc.	NIL	263 Fund DUGs

The Hon. Michael J.L. Kirby(1)(4) Ontario, Canada 2001	Director	Corporate Director	25,776 Units	7,375 Fund DUGs

The Hon. Gordon D. Giffin(2)(4) Georgia, U.S.A. 2006	Director	Senior Partner, McKenna, Long & Aldridge LLP	Nil	27,767 Fund DUGs 50,000 Fund Options

The Hon. R. Roy McMurtry(2)(3) Ontario, Canada 2007	Director	Counsel, Gowling Lafleur Henderson LLP	6,535 Units	3,748 Fund DUGs 50,000 Fund Options

Rebecca MacDonald Ontario, Canada 2001	Executive Chair and Director	Executive Chair of JEC	582,392 Units 5,263,728 Class A Shares	376,931 Fund UARs

The Hon. Hugh D. Segal(1)(2)(3)(4)(5) Ontario, Canada 2001	Lead Director and Vice Chair	Member of the Senate of Canada and Senior Fellow, School of Policy Studies, Queens University	11,760 Units	7,694 Fund DUGs

Brian R.D. Smith, Q.C.(1)(2)(4) British Columbia, Canada 2001	Director	Federal Chief Treaty Negotiator and Energy Consultant	9,097 Units	30,233 Fund DUGs

Notes:

(1)	Member of the Audit Committee. Mr. Kirby is the Chair.

(2)	Member of the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Smith is the Chair.

(3)	Member of the Nominating and Corporate Governance Committee. Mr. Segal is the Chair.

(4)	Member of the Risk Committee. Mr. Kirby is the Chair. Mr. Giffin is the Vice Chair.

(5)	Appointed lead director by the Board of Directors on January 17, 2005 and Vice Chair of the Board on May 20, 2010.

(6)	For the year ended March 31, 2010, the non-management directors of JEC were required to receive $15,000 of their annual base retainer in fully paid Fund DUGs (with one-quarter payable at the end of each quarter) and are entitled to elect to receive all or a portion of their remaining director’s fees in fully paid Fund DUGs (with one-quarter payable at the end of each quarter) of the Fund, pursuant to the Fund DDC Plan. The purpose of the Fund DDC Plan is to provide effective incentives for the independent directors to promote the business and success of the Fund by encouraging the ownership of Units. The Fund DUGs, which are credited to a director’s Fund DUG account at the end of each quarter (the “Grant Date”) and are based upon the weighted average trading price of the Units for the 10 trading days on the TSX preceding the end of each quarter, may not be exchanged for Units until the earlier of: (i) the termination of three years from the Grant Date, (ii) the day such director ceases to be a director of JEC and (iii) a change of control, providing that no Units may be issued after the expiry of 10 years from the Grant Date. If the ordinary resolution approving amendments to the Fund DDC Plan is approved, the directors will be entitled to elect to receive Units as well as Fund DUGs.

The price used to determine the number of notional Units granted to directors pursuant to the Fund DDC Plan for the year ended March 31, 2010 was: $10.77 for the quarter ended June 30, 2009; $13.67 for the quarter ended September 30, 2009; $14.23 for the quarter ended December 31, 2009 and $14.24 for the quarter ended March 31, 2010 based on the weighted average trading price of Units on the TSX for the 10 trading days preceding each quarter end of the Fund.

The total number of Units issuable pursuant to the Fund DDC Plan may not exceed 200,000. As at March 31, 2010, the non-management directors owned a total of 84,138 Fund DUGs. The number of Fund DUGs to which a director is entitled to receive is increased pursuant to a formula in the Fund DDC Plan reflecting the amount of the distributions (including special distributions) which a director would have received if he held Units in lieu of Fund DUGs. All Fund UARs held by the management directors are governed by their respective employment agreements, individual UAR agreements and the Fund UAR Plan, are subject to vesting and continued employment on the applicable vesting dates, and are exchangeable into Units on a one-for-one basis. Neither the Fund DUGs nor the Fund UARs carry the right to vote.

The Fund DDC Plan may not be amended without Fund Securityholders approval and the consent of the TSX. The maximum number of Fund DUGs currently available for issue under the Fund DDC Plan is 108,248.

(7)	Each director was required by November 9, 2009 to hold a minimum number of Units of the Fund (including Class A Shares, Fund UARs and Fund DUGs) equal to at least two times the director’s base retainer ($100,000). All of the directors of JEC are in compliance. This amount has been increased to three times their base retainer ($150,000) by March 31, 2011. Based on the TSX closing market price for Units of $14.28 on April 30, 2010, all directors are also compliant with this new threshold other than Bruce Gibson, who became a director on January 1, 2010 and has three years to comply with the policy. See “Ownership of Securities by Outside Directors”.

(8)	See “Compensation of the Directors and Officers of JEC – Unit Option Plan” for a description of the Fund Options.

The information as to Fund Securities and Fund Incentive Rights beneficially owned or controlled or directed, directly or indirectly, not being within the knowledge of the Fund, has been furnished by the respective nominees as of March 31, 2010.

Appointment of Auditors of the Fund

The Fund’s Audit Committee, in keeping with the Fund’s adherence to good corporate governance practices and its continuing interest in cost improvement and service, and based on the recommendations of financial management, recommended to the Board of Directors that the Fund entertain competitive proposals from alternate auditors for the year ended March 31, 2011. Following the receipt of proposals from several auditing firms, the Audit Committee unanimously recommended to the Board of Directors that Ernst & Young LLP (“E&Y”) be proposed as the Fund’s auditors at the Meeting. This recommendation reflects the Committee’s positive view of E&Y’s professional qualifications, auditing capabilities, tax expertise, commitment to service, industry knowledge and fee structure.

The Board of Directors therefore proposes that E&Y be appointed as auditors of the Fund until the next annual meeting at such remuneration as may be approved by the Board of Directors. E&Y in Canada is a member firm of Ernst & Young Global, which employs 144,000 people in 140 countries. The Canadian firm employs approximately 4,280 people, including 341 partners. Headquartered in Canada in Toronto, Ontario, E&Y has offices in 14 locations across Canada. They provide a full range of assurance, tax, advisory and transaction services to clients across a range of industries, including many energy companies. As of April 2010, E&Y audited more companies on the 2009 Forbes Global 2000 than any other firm and ranks second for those companies based in North America. The Fund’s current auditors, KPMG LLP, have not been asked to stand for reappointment.

There have been no “reportable events” between the Fund and KPMG LLP, within the meaning of National Instrument 51-102 (“NI 51-102”).

A copy of the reporting package (the “Reporting Package”) that has been filed with regulators as required by NI 51-102 is attached hereto as Schedule I. The Reporting Package consists of:

(a)	Notice of Change of Auditors;

(b)	Letter from Former Auditors – KPMG LLP; and

(c)	Letter from Successor Auditors E&Y LLP.

In order to be effective, the resolution appointing E&Y as auditors and authorizing the Directors to fix their remuneration as such, must receive the affirmative vote of a majority of the votes cast by Fund Securityholders in person or by proxy.

The Board of Directors of JEC recommends a vote “FOR” the resolution approving the appointment of Ernst & Young LLP as independent auditors for the Fund for the fiscal year ending March 31, 2011 and authorizing the Board of Directors of JEC to fix their remuneration as such.

For fiscal 2010, fees charged by KPMG LLP for audit and related services to the Fund and its subsidiaries were $1,234,400 (2009—$565,066). Additional fees for audit related services were $140,095 (2009—$445,644); and other fees were $14,700 (2009—$27,272). Total fees for fiscal 2010 were $1,389,195 (2009—$1,037,982). No other services were provided to the Fund and its subsidiaries by KPMG.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors and is satisfied that they are. All services provided by KPMG LLP were approved by the Audit Committee.

OTHER ITEMS OF SPECIAL BUSINESS TO BE ACTED UPON AT THE MEETING

Ordinary Resolution Increasing the number of Unit Appreciation Rights issuable under the Fund’s 2004 Unit Appreciation Rights Plan

General Background

At the Meeting, Fund Securityholders will be requested to consider an ordinary resolution approving an amendment to the Fund UAR Plan, which was originally approved by the holders of Units and Class A Shares on June 29, 2004. Certain amendments to the Fund UAR Plan were approved on June 28, 2007 and June 25, 2009 including amendments to increase the number of Fund UARs issuable under the Fund UAR Plan by an aggregate of 2,000,000. The Fund UAR Plan is described under the heading “Unit Appreciation Rights Plan” and is an integral component of the Fund’s compensation policy for a large number of senior level employees of the Fund and its affiliates, including the Named Executive Officers. See “Compensation Discussion and Analysis – Fund UARs”.

In lieu of paying all or a portion of the bonuses to which the Named Executive Officers are otherwise entitled to receive in cash at year end, their employment agreements require them to receive fully paid Fund UARs based on a current 20 day simple average TSX closing market price for Units of the Fund. The Fund UARs generally vest over a period of three years provided that on each applicable vesting date, the Fund UAR grantee continues to be a senior officer of JEC or one of its affiliates. Accordingly, the issue of Fund UARs in lieu of cash bonuses is a useful retention technique and aligns the interests of employees with those of Fund Securityholders. As authorized by the Fund UAR Plan, Fund UARs are also granted on a similar basis and for similar reasons to: (i) employees of the Fund and its affiliates below the level of the Named Executive Officers and (ii) other service providers. In addition, as described in greater detail under the heading “New Employment Agreements”, 900,000 fully paid long term retention Fund UARs were granted May 20, 2010 (effective March 31, 2010) to two Named Executive Officers and one additional JEC executive to encourage them to remain as senior executives of JEC through to March 31, 2015.

Proposed Amendment to the Fund UAR Plan

If approved, in addition to certain consequential amendments related to the Arrangement, the Fund UAR Plan will be amended to increase the number of Fund UARs which the Fund is authorized to issue from 3 million Fund UARs to 5 million Fund UARs (an increase of 2 million Fund UARs).

As at March 31, 2010, since the inception of the Fund UAR Plan the Fund has granted a total of 2,925,528 fully paid Fund UARs in lieu of cash bonuses in the aggregate amount of approximately $40,437,622. Subject to vesting (including continued employment on the applicable vesting date), fully paid Fund UARs are exchangeable into Units on a 1:1 basis.

The proposed amendment is also subject to the approval of the TSX, including the listing of the Units issuable in accordance with the Fund UARs.

The policies of the TSX require the amendment to the Fund UAR Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to Fund Securities beneficially owned by insiders to whom Fund UARs may be issued pursuant to the Fund UAR Plan and associates of such insiders. Fund UARs do not carry the right to vote but entitle the holders to distributions equal to all regular and special distributions paid to the holders of Units. If the TSX or the holders of Fund Securities represented at the Meeting in person or by proxy do not approve the ordinary resolution, the portion of all bonuses otherwise payable in Fund UARs will be payable in cash when the remaining 74,472 Fund UARs issuable under the Fund UAR Plan have been granted.

Ordinary Resolution

At the Meeting, Holders of Fund Securities (other than those excluded from voting) will be asked to consider and, if deemed advisable, pass the ordinary resolution approving the amendment to the Fund UAR Plan set forth in Schedule J attached to this Information Circular. In order to be approved, the resolution must receive the affirmative vote of a majority of the votes cast by Fund Securityholders represented in person or by proxy at the Meeting, excluding the votes of persons who are insiders of the Fund to whom Fund UARs may be issued pursuant to the Fund UAR Plan and the associates of such persons.

Directors’ Recommendation

The Directors recommend that holders of Fund Securities vote “FOR” the ordinary resolution approving the amendments to the Fund UAR Plan as set forth in Schedule J. Persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy “FOR” the ordinary resolution.

The proposed amended Fund UAR Plan will be available for review at the registered office of the Fund at Suite 2630, 100 King Street West, Toronto, ON, M5X 1E1.

Ordinary Resolution amending the Fund’s Directors’ Deferred Compensation Plan

General Background

At the Meeting, the Fund Securityholders will be requested to consider the ordinary resolution set forth in Schedule K approving certain consequential amendments to the Fund DDC Plan related to the Arrangement and certain amendments to permit the Fund to issue Units to directors in lieu of all or a portion of their cash compensation (the “Amendment”). The current Fund DDC Plan is described in note (6) to the table on page 69 of this Information Circular and is an integral component of the Fund’s compensation policy for the non-management directors of JEC. See “Compensation of the Directors and Officers of JEC – Compensation of Outside Directors”.

Each outside Director is required to accept a minimum of $15,000 of his or her annual base retainer in Fund DUGs and may elect to take all or a portion of the balance of their remaining annual fees in Fund DUGs, in each case pursuant to the Fund DDC Plan. The proposed Amendment would permit Directors to elect to receive Fund DUGs and/or Units or a combination thereof in lieu of all or a portion of their annual retainer. The issue of Fund DUGs and/or Units in lieu of cash retainers aligns the interests of the outside Directors with those of Fund Securityholders, provides effective incentives for the non-management Directors to promote the business and success of the Fund by encouraging, indirectly, the ownership of Units, and assists the outside Directors in meeting the minimum Unit ownership requirements.

Proposed Approval of the Amendments

If approved, the Amendment will permit the Fund to issue Units as well as Fund DUGs to the outside directors in lieu of all or part of their annual director’s fees.

The proposed Amendment is subject to the approval of the TSX and also must be approved by a majority of the votes cast at the Meeting other than votes attaching to Fund Securities beneficially owned by Directors to whom Fund DUGs and/or Units may be granted pursuant to the Fund DDC Plan and associates of such insiders. If the TSX or the Fund Securityholders represented at the Meeting in person or by proxy do not approve the ordinary resolution, 100% of the outside directors’ fees will be paid in cash or Fund DUGs. As at March 31, 2010, a total of $1,047,574 of outside Directors’ fees have been paid in the form of 75,564 Fund DUGs since the Fund DDC Plan was implemented in 2004.

Ordinary Resolution

At the Meeting, Holders of Fund Securities (other than those excluded from voting) will be asked to consider and, if deemed advisable, pass the ordinary resolution approving the Amendment to the Fund DDC Plan set forth in Schedule K attached to this Information Circular. In order to be approved, the resolution must receive the affirmative vote of a majority of the votes cast by Fund Securityholders represented in person or by proxy at the Meeting, excluding the votes of persons who are outside directors of JEC to whom Units and Fund DUGs may be issued pursuant to the Fund DDC Plan and the associates of such persons.

Directors’ Recommendation

The Directors recommend that holders of Fund Securities vote “FOR” the ordinary resolution approving the amendment to the Fund DDC Plan as set forth in Schedule K. Persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxy “FOR” the ordinary resolution.

The proposed Plan as amended will be available for review at the registered office of the Fund at Suite 2630, 100 King Street West, Toronto, ON, M5X 1E1.

COMPENSATION OF THE DIRECTORS AND OFFICERS OF JEC

Compensation of Outside Directors

Director Compensation Table

The following table indicates the compensation paid by JEC to outside directors for the years ended March 31, 2009 and 2010. The two management directors, Rebecca MacDonald and Ken Hartwick, do not receive any fees or benefits for serving as a director.

Name of Director	Year Ended March 31	Fees Earned (1)	Unit Based Awards (2)	Option Based Awards	All Other Compensation (4)	Total Compensation (7)
John A. Brussa	2010	$69,000	$15,000	NIL	NIL	$84,000
	2009	$70,000	$15,000	NIL	NIL	$85,000
B. Bruce Gibson(6)	2010	$18,000	$3,750	NIL	Nil(5)	$26,350
Gordon D. Giffin	2010	Nil(2)	$84,500	NIL	21,808(5)	$106,308
	2009	NIL(2)	$81,500	NIL	22,870	$104,370
Ronald V. Joyce	2010	$25,500	$7,500	NIL(3)	NIL	$33,000
	2009	37,731	$9,742	45,543	NIL	$93,016
Michael J. L. Kirby	2010	$92,000	$15,000	NIL	NIL	$107,000
	2009	$86,500	$15,000	NIL	NIL	$101,500
R. Roy McMurtry	2010	$63,000	$15,000	NIL	NIL	$78,000
	2009	$62,500	$15,000	NIL	NIL	$77,500
Hugh D. Segal	2010	$139,000	$15,000	NIL	NIL	$154,000
	2009	$130,000	$15,000	NIL	NIL	$145,000
Brian R.D. Smith	2010	$38,000	$60,000	NIL	NIL	$98,000
	2009	$39,000	$60,000	NIL	NIL	$99,000

Notes:

(1)	Amount reflects the cash portion of the fees earned by the director. The annual base retainer for outside directors is $50,000. In addition, each director who is not a member of management receives a $2,000 attendance fee for each board and committee meeting attended, $3,000 for each board strategy session attended and is reimbursed for out-of-pocket expenses for attending directors’, committee and strategy meetings. The Chair of the Audit Committee receives an additional annual fee of $10,000 (increased to $15,000 effective April 1, 2010) for serving as Chair and the other members of the Audit Committee receive an annual retainer of $5,000 each. The Chair of each of the Compensation, Human Resources, Environmental, Health and Safety Committee, the Risk Committee and the Nominating and Corporate Governance Committee receives an additional annual fee of $5,000 (increased to $10,000 for the Chair of the Risk Committee effective April 1, 2010). The Vice Chair of the Risk Committee receives an additional annual fee of $2,500. The lead director receives an additional annual fee of $50,000 (increased from $25,000 to $50,000 effective April 1, 2010) to reflect also his role as Vice Chair of the Board. All fees are payable quarterly in arrears.

(2)	Directors are required to receive a minimum of $15,000 of their annual base retainer in Fund DUGs and may elect to take all or a portion of the balance of their base retainer, attendance, Chair (including Lead Director), and Vice Chair fees in Fund DUGs, in each case, pursuant to the Fund DDC Plan. At March 31, 2010, the non-management directors owned a total of 84,138 Fund DUGs. The Fund DUGs are credited to a director’s Fund DUG account at the end of each quarter. The price used to determine the number of notional Units granted to directors pursuant to the Fund DDC Plan during the year ended March 31, 2010 was: $10.77 for the quarter ended June 30, 2009; $13.67 for the quarter ended September 30, 2009; $14.23 for the quarter ended December 31, 2009 and $14.24 for the quarter ended March 31, 2010, being the weighted average trading price of Units on the TSX for the 10 trading days preceding each quarter end of the Fund.

(3)	Mr. Joyce was elected a director on August 7, 2008 and was granted 50,000 Fund Options at an exercise price of $12.70 per Unit. All Fund Options granted to the outside directors are exercisable for an equivalent number of Units for a period of five years from the grant date and vest as to one third thereof on the first, second and third anniversary of the grant date. See “Unit Option Plan”. On February 6, 2009, the Board of Directors adopted as a policy of the Fund that no further Fund Options be granted to directors. Mr. Joyce resigned as a director on September 16, 2009 and all of his Fund Options were cancelled.

(4)	There are no non-equity incentive plan, pension plan or other similar arrangements for non-management directors.

(5)	Each of Messrs. Giffin and Gibson receive an additional US $20,000 annual retainer for serving as directors of all of the Fund’s U.S. operating subsidiaries. Mr. Gibson was not appointed until April 1, 2010.

(6)	Mr. Gibson was appointed to the Board on January 1, 2010 to fill the vacancy created by the resignation of Mr. Joyce on September 16, 2009.

(7)	JEC has issued indemnities to each of its directors and officers as permitted under applicable legislation and has purchased a directors’ and officers’ liability insurance policy for the directors and officers of all direct and indirect subsidiaries of the Fund. The annual aggregate premium for such insurance was $150,498 including tax (for the policy period to May 21, 2010) and is paid in its entirety by JEC. The annual insurance coverage under the policy is limited to $25 million (per claim and in the aggregate each policy year) and is subject to a $100,000 self-insured retention for the corporate reimbursement section only. JEC does not maintain any programs pursuant to which it makes donations to charitable institutions in a director’s name.

The fees paid to directors and all other arrangements including indemnities, directors and officers insurance and Fund DUGs are approved by the Board of JEC based on the recommendations of the Nominating and Corporate Governance Committee and are as described in the above table and the notes thereto. In addition to the compensation paid to directors, the Board has adopted a policy regarding ownership requirements for outside directors which is described below.

Ownership of Securities by Outside Directors

Each outside director is required, as a policy of the Fund, to own at each quarter end a number of Fund Securities and/or Fund DUGs having a value based on the trading price of the Units on the TSX at such time equal to $100,000 (or two times the director’s annual base retainer). Except for Bruce Gibson, who was appointed a director on January 1, 2010 and therefore has three years to meet the minimum holding requirement, each director is compliant with the current minimum holding requirement, which has been increased to three times the base retainer (i.e. $150,000) by March 31, 2011.

The following Table indicates the total value of Fund Securities and Fund DUGs beneficially owned, directly or indirectly, by all non-management directors of JEC at March 31, 2010, based on the closing price of the Units on the TSX on March 31, 2010 of $ 14.28.

Name of Director	Units #	Total Market Value of Units (1) ($)	Fund DUGs #	Total Market Value of Fund DUGs (1) ($)	Total Market Value of Units and Fund DUGs (1) ($)
John A. Brussa	77,000	1,099,560	7,058	100,788	1,200,348
Gordon D. Giffin	NIL	NIL	27,767	396,512	396,512
B. Bruce Gibson	NIL	NIL	263	3,755	3,755
Michael J.L.Kirby	25,776	368,081	7,375	105,315	473,396
R. Roy McMurtry	6,535	95,320	3,748	53,521	148,841
Hugh D. Segal	11,760	167,932	7,694	109,870	277,803
Brian R.D. Smith	9,097	129,905	30,233	431,727	431,727

Notes:

(1)	The closing price of the Units on the TSX on March 31, 2010 was $14.28, which closing price is also ascribed to the value of the Fund DUGs as they are exchangeable for Units on a 1:1 basis.

(2)	Ownership requirements for the directors who are also NEO’s are described in note (16) to the Summary Compensation Table – NEOs on page 90 of this Information Circular.

Options and Unit Based Awards – Outside Directors

The following table indicates information with respect to all options and Unit based awards Units of the Fund held by the outside directors of JEC at March 31, 2010:

					Unit –based Awards -
Name of Director	Number of Units underlying unexercised options	Option exercise price $	Option expiration date	Value of unexercised in the money options $	Number of Fund DUGs that have not vested(1) #	Market or pay out value of Fund DUGs that have not vested(2) $
John A. Brussa	NIL	N/A	N/A	N/A	4,592	65,574
Gordon D. Giffin	50,000	17.47	June 29, 2011	NIL	23,674	338,065
Bruce Gibson	NIL	N/A	N/A	NIL	263	3,756
Michael J. L Kirby	NIL	N/A	N/A	N/A	4,652	66,431
R. Roy McMurtry	50,000	15.09	June 28, 2012	NIL	3,748	53,521
Hugh D. Segal	NIL	N/A	N/A	N/A	4,923	70,300
Brian Smith	NIL	N/A	N/A	N/A	19,538	279,003

Notes:

(1)	Reflects Fund DUGs credited to the account of each Director in lieu of cash retainer which have not vested. See note (7) on page 69 of this Information Circular.

(2)	Market value was determined based upon the closing price of the Units on the TSX on March 31, 2010 of $14.28.

(3)	Information respecting Directors who are also NEOs is included under “Compensation of the Directors and Officers of JEC – Incentive Plan Awards—NEOs”.

Option-Based Awards, DUG-Based Awards and Non–Equity Incentive Plan Compensation – Outside Directors

The following table indicates information with respect to all incentive plan awards for the outside directors for the year ended March 31, 2010.

Name of Director	Unit based awards –value vested during the year $	DUG based awards – value vested during the year(1) $	Non –equity incentive plan compensation – value earned during the year $
John A. Brussa	NIL	2,285	NIL
Gordon D. Giffin	NIL	58,448	NIL
B. Bruce Gibson	NIL	NIL	NIL
Michael J.L. Kirby	NIL	2,484	NIL
R. Roy McMurtry	NIL	NIL	NIL
Hugh D. Segal	NIL	2,713	NIL
Brian Smith	NIL	82,653	NIL

Notes:

(1)	Based upon the closing price of the Units on the TSX on March 31, 2010 of $14.28

(2)	Information respecting Directors who are also NEOs is included under “Compensation of the Directors and Officers of JEC – Incentive Plan Awards—NEOs”.

Compensation Discussion and Analysis

Compensation Objectives and Components—General

Compensation for the Chief Executive Office and the Chief Financial Officer of JEC, and each of the three most highly compensated executive officers of JEC other than the Chief Executive Officer and the Chief Financial Officer (collectively, the “Named Executive Officers” or “NEOs”) (set forth for the most recently completed financial year in the Summary Compensation Table on page 90 of this Information Circular), is established by the Compensation, Human Resources, Environmental, Health and Safety Committee (the “Committee”) and is principally reflected in each of their respective employment agreements, all of which have been approved by the Committee and the Board. The Committee’s compensation philosophy is guided by its objectives to obtain and retain qualified and experienced executives motivated to achieve the Fund’s business plans, strategies, goals and growth targets.

NEO compensation includes one or more of the following components: (i) a base salary; (ii) for certain NEOs, an annual discretionary performance bonus based on achieving operating performance targets or objectives, targeted growth levels, distributable cash, distributions, margins, renewals, attrition and other performance factors; (iii) for all NEOs—an annual non-discretionary incentive bonus based upon the achievement by the Fund of targeted levels of incremental adjusted distributable cash flow (as defined below) ; (iv) for all NEOs—the use of fully paid Fund UARs in lieu of cash bonus entitlements to further align the goals and interests of NEOs with Fund Securityholders and which serve as a useful retention tool; (v) commencing April 1, 2010 the use of fully paid long term retention Fund UARs vesting on an accelerated basis over a period of five years as described below under the heading “New Employment Agreements”; (vi) employee benefit plans; (vii) Unit ownership requirements; and (viii) Residuals (defined below).

While Fund Options are available to the Committee to provide a longer-term incentive for executives to enhance Fund Securityholder value, they have not been used as a component of NEO compensation in the past two years and, in the view of the Committee, Fund Options are not likely to be used for the foreseeable future as a component of NEO compensation. Each NEO’s performance and related salary level, annual discretionary performance bonuses, annual non-discretionary targeted incentive bonuses and the use of Fund UARs and Unit ownership requirements, are reviewed annually by the Committee in conjunction with the Executive Chair and the President and Chief Executive Officer of JEC. NEO compensation packages are subject to the approval of the Committee and the full Board.

All of the above compensation components and the decisions of the Committee about each component have an affect on the Committee’s decisions regarding the other components. For example, for the year ended March 31, 2010 the base salary for each of Messrs. Pritchett and Gahn is significantly less than the base salaries for Ms. MacDonald and Mr. Hartwick in view of the larger targeted non-discretionary bonus opportunities made available to Messrs. Pritchett and Gahn based on the achievement by the Fund of targeted levels of annual RCE and CCE growth for which they have significant responsibility.

All of the compensation components together are intended to meet the Committee’s compensation objectives to attract and retain qualified and experienced NEOs who are motivated to achieve the Fund’s business plans, strategies, goals and growth targets.

A more detailed description of the compensation components for the Fund’s NEO’s is as follows:

Compensation Components — Specific Criteria

Base Salary:

The base salary of each executive is intended to remunerate each NEO for discharging job responsibilities as set forth in their respective employment contracts and reflects, in the case of the Executive Chair and the President and Chief Executive Officer, their performance over time. Each of the NEOs has a detailed job description setting out the individual’s duties and responsibilities. Salary levels and adjustments take into account performance contributions in connection with their specific duties and responsibilities as outlined in their respective employment contracts and position descriptions.

The base salary levels are set out in each NEO’s employment contract, the terms of which are described below under the heading “NEO Employment Agreements” and all of which are approved by the Committee and the Board. While the President and Chief Executive Officer is requested to provide to the Committee his recommendations on salary increases for the other NEOs, the Committee and the Board make the final determination on the annual base salary increases for all NEOs. Base salaries for all NEOs are reviewable annually and recognize the NEO’s experience, responsibility, contribution and performance goals and are based on the Committee’s subjective assessment of market value. Base salaries also take into account the other components of an NEO’s total compensation package. Management determined that in the 2009 economic environment it was prudent that base salaries for all NEOs be maintained at the March 31, 2009 levels for the fiscal year of the Fund commencing April 1, 2009. For the same reasons, base salaries for virtually all other management employees were also frozen by the management group at the March 31, 2009 year end levels. Some salary levels have been increased for the year commencing April 1, 2010. See “New Employment Agreements”.

Annual Discretionary Performance Bonus:

An annual discretionary performance bonus may be granted by the Committee to the Executive Chair, the President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer and the Chief Financial Officer of JEC based on the general performance factors as described above. The annual performance bonus for Mr. Pritchett is not discretionary, but rather is based on the achievement of targeted growth of the Fund’s customer base.

Annual Incentive Bonus Component — Incremental Adjusted Distributable Cash Flow:

To align the interests of the NEOs with those of Fund Securityholders, who have an interest in the maintenance of and increases in the amount of cash distributions on Units, the Committee introduced in 2008 an annual incentive bonus which is based on the achievement of targeted levels of incremental adjusted distributable cash flow of the Fund, which is one of the principal drivers in determining the level of distributions payable by the Fund on its Units. “Incremental adjusted distributable cash flow” means the year over year percentage increase in adjusted distributable cash flow which is defined, with respect to a financial year of the Fund as an amount equal to the distributable cash for such financial year (i.e. seasonally adjusted gross margin, adjusted for cash items including general and administrative expenses, marketing expenses, capital tax, bad debts, other income/expenses and corporate taxes), plus all direct commissions paid to the Fund’s selling agents for such financial year less all distributable cash relating to any acquisition made, directly or indirectly, by the Fund of energy contracts or other assets but including all distributable cash relating to the renewal by the Fund of energy contracts purchased pursuant to any such acquisition, all as derived or determined from the year end audited consolidated financial statements of the Fund as approved by the Board of Directors. The employment agreements for Beth Summers, Rebecca MacDonald, Scott Gahn and Ken Hartwick provided that in determining “incremental adjusted distributable cash flow”, the results of the business carried on by TGF and NHS be included but were excluded for Darren Pritchett. The Committee has determined, for the financial year of the Fund commencing April 1, 2010, that with: (a) the expansion of the business into the United States; (b) the introduction of new products such as the sale and lease of tankless and high efficiency waterheaters, the sale of JustGreen products; (c) the acquisition of Hudson Energy effective May 1, 2010 and its focus on commercial sales and (d) the introduction and sale of energy contracts based on other sales channels such as multi-level marketing, it is both appropriate and timely to adjust the basis for calculating the annual long term non-discretionary incentive bonus criteria for several NEO’s. See below under “New Employment Agreements.

Fund Option Grants:

The Committee is responsible for awarding Fund Options to directors and employees pursuant to the Fund’s Fund Option Plan. Fund Option grants provide a longer-term incentive to pursue significant performance for the Fund and cash flow growth. At March 31, 2010 the President and Chief Executive Officer is the only NEO who holds Fund Options. As at March 31, 2010 the Fund has 961,666 remaining Fund Options available for grant under the Fund Plan. As discussed above, the Committee has no plans to grant additional Fund Options to the NEOs for the foreseeable future.

Fund UARs:

The Committee awards fully paid Fund UARs to the NEOs pursuant to their employment agreements and the Fund UAR Plan. See “Unit Appreciation Rights Plan”. The Committee has used and will continue to use fully paid Fund UARs, which normally vest over a three year period, to provide the Fund with a mechanism of capitalizing payments which senior executives of the Fund would otherwise receive in the form of cash as part of their annual discretionary performance bonus, annual non-discretionary targeted incentive bonuses and other compensation entitlements, thereby encouraging such persons to continue in the long-term service of the Fund and aligning the interests of all NEOs with Fund Securityholders. For three of the five current NEOs, at least 50% of all annual discretionary performance bonuses and 100% of all annual non-discretionary targeted incentive bonuses are payable in fully paid Fund UARs which, except for those granted based on an NEO’s election to receive Fund UARs in lieu of a cash entitlement (which vest immediately), vest on the first, second and third anniversary of the grant date, subject in all cases to continued employment with JEC or an affiliate thereof on each applicable vesting date and have a 10 year term. Fund UARs are exchangeable into Units on a 1:1 basis subject to vesting and continued employment on each applicable vesting date.

Retention and Incentive Fund UARs:

Because of the competitive nature of the Fund’s business and employee mobility in the Fund’s business sector, the Committee uses Fund UARs to encourage NEO retention and to incentivize NEO’s. 10,000 fully paid Fund UARs (vesting over three years subject to continuing employment on each applicable vesting date) were made available by the Committee to the Chief Financial Officer on the commencement of her employment on February 16, 2009. In addition, as described below under the heading “New Employment Agreements”, to encourage certain of the NEO’s to remain in the employment of JEC until March 31, 2015, the Fund granted 900,000 fully paid long term retention Fund UARs to three NEOs on May 20, 2010 (effective March 31, 2010) as described below.

Employee Benefit Plans:

On October 1, 2004 and effective April 1, 2004, the Fund established a long-term incentive plan (the “Plan”) for all permanent full time and part time employees (working more than 20 hours per week) of certain of its Canadian subsidiaries. The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”). For participants of the DPSP, the Fund contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, the Fund contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of Units, on a matching one for one basis. Except for the Executive Chair, all NEO’s participate in the DPSP and EPSP. See note (11) to the Summary Compensation Table on page 90 of this Information Circular. The Fund also established a complimentary plan for its U.S. employees during 2009.

Residuals:

As a significant sales incentive, JEC pays commissions and loyalty payments (“Residuals”) to its independent contractors based on the sales of energy contracts by independent contractors recruited, trained, motivated and supervised by them long after such contracts are sold. While not part of the NEO compensation packages, Darren Pritchett, who was formerly an independent national distributor and joined JEC as an executive during 2008, received Residuals prior to April 1, 2009. See note (12) to the Summary Compensation Table on page 90 of this Information Circular.

Unit Ownership:

Except for the Executive Chair, who owns approximately 3.9% of the outstanding Fund securities, each of the NEO’s is required to hold securities of the Fund (Fund UARs and Fund Securities) representing a minimum market value by certain specified dates, further aligning the interests of the NEOs with the interests of Fund Securityholders. See note (16) to the Summary Compensation Table on page 90 of this Information Circular.

NEO Employment Agreements

General:

The employment agreements for each NEO contain terms and conditions dealing with: (i) financial compensation; (ii) termination rights (see “Termination Events or Circumstances”), (iii) payments, benefits and obligations arising on termination (see “Termination Payments and Benefits”), and (iv) other conditions relating to Unit ownership, non-competition and non-solicitation (see “Employment Agreements—Other Terms, Conditions and Obligations”). Effective April 1, 2010, based upon the recommendation and approval of the Compensation, Human Resources, Environmental, Health and Safety Committee and the Board, new employment agreements were entered into with several senior executives of the Fund (including four of the five NEO’s) for the purpose of adjusting salary levels and the criteria for long term non-discretionary incentive payments and in some cases to encourage them to remain as executives of the Fund through March, 2015. See “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

Rebecca MacDonald – Executive Chair

1. Employment Agreement and Amendments

Ms. MacDonald’s employment agreement as Executive Chair was entered into on April 1, 2006 for a period of five years expiring on March 31, 2011. It has been amended three times: (a) on March 1, 2008 to: (i) change her position to Executive Chair and Co-Chief Executive Officer and (ii) provide for a revised non-discretionary incentive bonus entitlement matrix based on several targeted levels of incremental adjusted distributable cash flow of the Fund for the year ending March 31, 2009; (b) on June 25, 2008 to: (i) relinquish her role as Co-Chief Executive Officer and retain her role as Executive Chair and (ii) provide for a right of termination should irreconcilable differences arise with new management after a Change of Control event and (c) on July 1, 2009 to reflect the Universal acquisition. Ms. MacDonald entered into a new five year employment agreement with JEC effective April 1, 2010 to serve as Executive Chair until March 31, 2013 following which she will serve as Chair of the Board. See “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

2. Compensation Components

Pursuant to her employment agreement, as amended and approved by the Committee and the Board, Ms. MacDonald was entitled at March 31, 2010 to:

(a)	Base Salary: A base salary of $500,000 subject to an upward adjustment, if any, based on an annual review by the Committee. Ms. MacDonald’s base salary was increased to $600,000 for the year ending March 31, 2011 in view of: (i) the decision by the Committee to accept management’s recommendation to freeze base salaries in 2009 based on the 2009 economic environment, (ii) the factors set forth above which the Committee considered relevant and (iii) the total compensation received by Ms. MacDonald for the 2010 financial year.

(b)

Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 100% of base salary based on a subjective review by the Committee of: (i) criteria and factors considered relevant by the Committee including those set forth in her employment agreement (i.e., Unit value, board leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her Position Description as Executive Chair of the Board of Directors; and (iv) other factors, all as determined by the Committee. Based on the Committee’s subjective assessment of the criteria which the Committee was directed to take into account and considered relevant (see above), the Committee awarded Ms. MacDonald an annual discretionary performance bonus of 100% of base salary or

$500,000 payable as to: (i) $250,000 in cash and (ii) $250,000 in fully paid Fund UARs (17,606 Fund UARs) with a 10 year term, vesting as to 1/3 on each of March 31, 2010, 2011 and 2012 subject to continuing employment on each applicable vesting date.

(c)	Annual Targeted Non-Discretionary Incentive Bonus: An annual targeted non-discretionary incentive bonus based upon the achievement by the Fund of various levels of incremental adjusted distributable cash flow for the year ended March 31, 2010 as determined pursuant to the table below, payable as to 100% in fully paid Fund UARs with a 10 year term and vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Fund of a 6% incremental adjusted distributable cash flow as determined from the Fund’s audited consolidated financial statements for the year ended March 31, 2010, the Committee granted Ms. MacDonald an incentive bonus of $300,000 paid as to 100% in the form of 21,127 Fund UARs granted by the Committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2011, 2012 and 2013, subject to continued employment on each applicable vesting date.

Incremental Adjusted Distributable Cash Flow	Incentive Bonus Amount
3%	$150,000
6%	$300,000
9%	$600,000
12%	$900,000
15%	$1,200,000
18% and above	$1,500,000

(d)	Options: Subject to the Committee’s discretion. None awarded.

(e)	Fund UARs: Ms. MacDonald received a total of 38,733 fully paid Fund UARs as part of her discretionary and non-discretionary bonus entitlements.

Ken Hartwick — President and Chief Executive Officer

1. Employment Agreement and Amendments

Mr. Hartwick’s employment agreement as President was entered into on April 1, 2006 for a period of five years expiring on March 31, 2011. It has been amended three times: (a) on March 1, 2008 to: (i) change his position to President and Co-Chief Executive Officer and (ii) provide for a revised non-discretionary incentive bonus entitlement matrix based on the achievements of several targeted levels of incremental adjusted distributable cash flow of the Fund for the year ending March 31, 2009; (b) on August 7, 2008 to: (i) confirm his appointment as President and Chief Executive Officer effective June 25, 2008 and (ii) provide for a right of termination should irreconcilable differences arise with new management after a Change of Control event and (c) on July 1, 2009 to reflect the acquisition of Universal. Mr. Hartwick entered into a new five year employment contract as President and CEO effective April 1, 2010 ending March 31, 2015. See “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

2. Compensation Components

Pursuant to his employment agreement, as amended and approved by the Committee and the Board, Mr. Hartwick was entitled at March 31, 2010 to:

(a)	Base Salary: A base salary of $600,000 subject to an upward adjustment, if any, based on an annual review by the Committee. Mr. Hartwick’s base salary was increased to $700,000 for the year ending March 31, 2011 in view of: (i) the decision by the Committee to accept management’s recommendation to freeze base salaries for the 2009 financial year of the Fund in the context of the then current economic environment, (ii) the factors described above which the Committee considered relevant and (iii) the total compensation received by Mr. Hartwick for the 2010 financial year.

(b)	Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 100% of base salary based on a subjective review by the Committee of: (i) criteria and factors considered relevant by the Committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: (iii) his success in carrying out the special functions listed in his Position Description as President and as Chief Executive Officer; and (iv) other factors, all as determined by the Committee. Based on the Committee’s subjective assessment of the above-noted criteria which the Committee was directed to take into account and considered relevant (see above), the Committee awarded Mr. Hartwick an annual discretionary performance bonus of 100% of base salary or $600,000 payable as to: (i) $300,000 in cash (the “Cash Amount”) and (ii) $300,000 in fully paid Fund UARs (21,127 Fund UARs) with a 10 year term, vesting as to 1/3 on each of March 31, 2011, 2012 and 2013 subject to continuing employment on each applicable vesting date.

(c)	Annual Targeted Non-Discretionary Incentive Bonus: An annual targeted non-discretionary incentive bonus based upon the achievement by the Fund of various levels of incremental adjusted distributable cash flow for the year ended March 31, 2010 as determined in accordance with the matrix set forth below, payable as to 100% in fully paid Fund UARs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Fund of a 6% incremental adjusted distributable cash flow of the Fund as determined from the Fund’s audited consolidated financial statements for the year ended March 31, 2010, the Committee granted Mr. Hartwick an incentive bonus of $300,000 paid as to 100% in the form of 21,127 Fund UARs granted by the Committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2011, 2012 and 2013, subject to continued employment on each applicable vesting date.

Incremental Adjusted Distributable Cash Flow	Incentive Bonus Amount
3%	$150,000
6%	$300,000
9%	$600,000
12%	$900,000
15%	$1,200,000
18% and above	$1,500,000

(d)	Options: Subject to the Committee’s discretion. None awarded.

(e)	Fund UARs: Mr. Hartwick received a total of 42,254 fully paid Fund UARs as part of his discretionary and non discretionary bonus entitlements. See also “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

Beth Summers — Chief Financial Officer

1. Employment Agreement and Amendments

Ms. Summers’ employment agreement as Chief Financial Officer of JEC was entered into on February 16, 2009 for a period of five years and one and one half months expiring on March 31, 2014 and was amended on July 1, 2009 to reflect the Universal acquisition. Ms. Summers entered into a new five year employment contract as CFO effective April 1, 2010 ending March 31, 2015. See “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

2. Compensation Components

Pursuant to her employment agreement, (as amended), as approved by the Committee and the Board, Ms. Summers was entitled at March 31, 2010 to:

(a)	Base Salary: A base salary of $390,000 subject to an upward adjustment, if any, based on an annual review by the Committee. Ms. Summers’ base salary was increased to $420,000 for the year ending March 31, 2011 in view of: (i) her contribution to the business for the financial year of the Fund ended March 31, 2010, (ii) the factors described above which the Committee considered relevant and (iii) the fact that Ms. Summers commenced her employment six weeks prior to the Fund’s March 31, 2009 year end.

(b)	Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 50% of base salary (increased to 100% for the year commencing April 1, 2010), based on a subjective review by the Committee of: (i) criteria and factors considered relevant by the Committee including those set forth in her employment agreement and agreed upon between Ms. Summers and the President and Chief Executive Officer; (ii) her success in carrying out her duties and responsibilities as set forth in her employment agreement; (iii) her success in carrying out the special functions listed in her Position Description as Chief Financial Officer; and (iv) other relevant criteria all as determined by the Committee including her role in the Universal acquisition and the refinancing of the ethanol facility and waterheater business. The annual discretionary performance bonus is payable as to 50% in fully paid Fund UARs (with a 10 year term vesting over a three year period subject to continued employment) and 50% in cash (the “Cash Amount”) provided Ms. Summers may elect to receive all or any portion of the Cash Amount in fully paid Fund UARs (with a 10 year term vesting immediately). The Committee also rewarded Ms. Summers an annual discretionary performance bonus for the completion of the Fund’s year ended March 31, 2010 of $300,000 payable as to $195,000 in cash and $105,000 in fully paid Fund UARs (7,394 Fund UARs) with a 10 year term, vesting as to 1/3 on each of March 31, 2011, 2012 and 2013 subject to continuing employment on each applicable vesting date.

(c)	Annual Targeted Non-Discretionary Incentive Bonus: An annual targeted non-discretionary incentive bonus based upon the achievement of various levels of incremental adjusted distributable cash flow of the Fund for the year ended March 31, 2010 as determined in accordance with the matrix set out below, payable as to 100% in fully paid Fund UARs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Fund of a 6% incremental adjusted distributable cash flow of the Fund as determined from the Fund’s audited consolidated financial statements for the year ended March 31, 2010 the Committee granted Ms. Summers an annual targeted non-discretionary incentive bonus of $75,000 paid as to 100% in the form of Fund UARs (5,282 Fund UARs) granted by the Committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2011, 2112 and 2013 subject to continued employment on each applicable vesting date until the completion of the Fund’s year ended March 31, 2010.

Incremental Adjusted Distributable Cash Flow	Incentive Bonus Amount
3%	$50,000
6%	$75,000
9%	$15,000
12%	$225,000
15%	$300,000
18% and above	$500,000

(d)	Options: Subject to the Committee’s discretion. None awarded.

(e)	Fund UARs: Ms. Summers received a total of 12,676 fully paid Fund UARs as part of her discretionary and non discretionary bonus entitlement. See also “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

Darren Pritchett – Executive Vice President – Consumer Sales

1. Employment Agreement and Amendment

Mr. Pritchett’s employment agreement as Executive Vice President – Consumer Sales of JEC was entered into on April 1, 2008 for a period of five years expiring on March 31, 2013. It was amended: (a) on April 1, 2009 to provide for a revised annual targeted non-discretionary RCE bonus matrix based on the achievement by the Fund of targeted levels of RCE growth for the year ended March 31, 2010 (see 2(c) below), (b) on July 1, 2009 to reflect the Universal acquisition and (c) on April 1, 2010 to transition the criteria for his short term bonus opportunity from incremental adjusted distributable cash flow to specific growth and Fund performance factors.

2. Compensation Components

Pursuant to his employment agreement, as amended and approved by the Committee and the Board, Mr. Pritchett was entitled at March 31, 2010 to:

(a)	Base Salary: A base salary of $400,000 subject to an upward adjustment, if any, based on an annual review by the Committee. Mr. Pritchett’s base salary is to remain at $400,000 for the year ending March 31, 2011 in the context of the total potential compensation receivable by Mr. Pritchett for the financial year ended March 31, 2011 under (b) and (c) below.

(b)	Annual Targeted Non-Discretionary Incentive Bonus: An annual targeted non-discretionary incentive bonus based upon the achievement by the Fund of various levels of incremental adjusted distributable cash flow of the Fund for the year ended March 31, 2010 as determined by the matrix set out below, payable as to 100% in cash. Based on the achievement by the Fund of a 3% incremental adjusted distributable cash flow as determined from the Fund’s audited consolidated financial statements for the year ended March 31, 2010, (excluding the results from the waterheater and ethanol businesses), the Committee granted Mr. Pritchett an annual incentive bonus of $100,000 paid as to 100% in cash. The criteria will change for the year ended March 31, 2011. See “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

Incremental Adjusted Distributable Cash Flow	Incentive Bonus Amount
3%	$100,000
6%	$250,000
9%	$400,000
12%	$600,000
15%	$850,000
18% and above	$1,150,000

(c)	Annual Targeted Non-Discretionary RCE Bonus: An annual targeted non-discretionary RCE bonus based on the achievement by the Fund of various levels of targeted annual growth in the number of confirmed new RCEs for the year ended March 31, 2010 as determined by the matrix opposite. The bonus is payable as to 50% in fully paid Fund UARs (with a 10 year term vesting over a three year period subject to continued employment on each applicable vesting date) and 50% in cash. Based on the annual added number of confirmed new RCEs for the year ending March 31, 2010 the Committee awarded Mr. Pritchett an annual targeted non-discretionary RCE bonus of $2,289,594 in accordance with the matrix set forth below (381,599 RCEs at $6.00 per RCE), payable as to: (i) $1,144,797 in cash and (ii) $1,144,797 in fully paid Fund UARs (80,620 Fund UARs) with a 10 year term, vesting as to 1/3 on each of March 31, 2011, 2012 and 2013 subject to continuing employment on each applicable vesting date. The amounts and target levels are to remain the same for the year ending March 31, 2011. An amendment dated April 1, 2010 to Mr. Pritchett’s employment agreement was approved by the Committee. His annual targeted non-discretionary RCE bonus entitlement for the year ended March 31, 2011 is to be determined based upon the matrix below payable as to 50% in fully paid Fund UARs and 50% in cash.

Annual Added Number of Confirmed New RCEs	Bonus per RCE$

235,000 to 274,999	2.00
275,000 to 314,999	3.50
315,000 to 354,999	5.00
355,000 to 394,999	6.00
395,000 and above	7.00

(d)	Options: Subject to the Committee’s discretion. None awarded.

(e)	Residuals: Prior to joining JEC as an employee on April 1, 2008, Mr. Pritchett was associated with JEC as an independent contractor during the 1999-2004 period, earning commissions on the sale of energy contracts to customers. Prior to April 1, 2008, as a regional and national distributor-recruiting, training, motivating and supervising commission based independent contractor – he earned commissions and loyalty payments on the sales of energy contracts pursuant to several national distributorship agreements to customers by persons whom he managed. Mr. Pritchett received $649,602 related to Residuals during the year ended March 31, 2009, but received no Residuals for the year ended March 31, 2010.

Scott Gahn – Executive Vice President and Chief Operating Officer

1. Employment Agreement and Amendments

Mr. Gahn’s employment agreement with the Fund as CEO of Just Energy Texas 1 Corp. was entered into on May 17, 2007 for a period of approximately five years expiring on March 31, 2012. It has been amended three times: (a) on May 6, 2008 to change his compensation arrangement, (b) on April 1, 2009; (i) to change his position to Executive Vice President and Chief Operating Officer of JEC and to extend the term of his employment agreement to March 31, 2014 and (ii) provide for a revised non-discretionary incentive bonus entitlement matrix based on the achievement of several targeted levels of incremental adjusted distributable cash flow of the Fund for the year ending March 31, 2009; and (c) on July 1, 2009 to reflect the acquisition of Universal. Mr. Gahn entered into a new five year employment contract in his current role effective April 1, 2010 ending March 31, 2015. See “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

2. Compensation Components

Pursuant to his employment agreement, as amended and approved by the Committee and the Board, Mr. Gahn was entitled at March 31, 2010 to:

(a)	Base Salary: A base salary of $350,000 subject to an upward adjustment, if any, based on an annual review by the Committee. Mr. Gahn’s base salary was increased to $450,000 for the year ending March 31, 2011 in view of: (i) the decision by the Committee to accept management’s recommendation to freeze base salaries for the 2009 financial year of the Fund in the context of the then current economic environment, (ii) the factors described above which the Committee considered relevant and (iii) the total compensation received by Mr. Gahn for the 2010 financial year.

(b)	Annual Discretionary Performance Bonus: An annual discretionary performance bonus of up to 100% of base salary based on a subjective review by the Committee of: (i) criteria and factors considered relevant by the Committee including those set forth in his employment agreement (i.e., leadership, energy supply, RCE/CCE growth, distributable cash (excluding commissions paid to agents), gross margins, renewals/attrition, balancing and credit issues); (ii) his success in carrying out his duties and responsibilities as set forth in his employment agreement: and (iii) other factors, all as determined by the Committee. Based on the Committee’s subjective assessment of the above-noted criteria which the Committee was directed to take into account and considered relevant, the Committee awarded Mr. Gahn an annual discretionary performance bonus of 85% of base salary or $300,000 payable as to: (i) $150,000 in cash (the “Cash Amount”) and (ii) $150,000 in fully paid Fund UARs (10,730 Fund UARs) with a 10 year term, vesting as to 1/3 on each of March 31, 2011, 2012 and 2013 subject to continuing employment on each applicable vesting date.

(c)	Annual Targeted Non-Discretionary Incentive Bonus: An annual targeted non-discretionary incentive bonus based upon the achievement by the Fund of various levels of incremental adjusted distributable cash flow for the year ended March 31, 2010 as determined in accordance with the matrix set forth below, payable as to 100% in fully paid Fund UARs with a 10 year term vesting over a three year period, subject to continued employment on each applicable vesting date. Based on the achievement by the Fund of a 6% incremental adjusted distributable cash flow of the Fund as determined from the Fund’s audited consolidated financial statements for the year ended March 31, 2010, the Committee granted Mr. Gahn an incentive bonus of $150,000 paid as to 100% in the form of 10,730 Fund UARs granted by the Committee with a 10 year term vesting as to 1/3 thereof on each of March 31, 2011, 2012 and 2013, subject to continued employment on each applicable vesting date.

Incremental Adjusted Distributable Cash Flow	Incentive Bonus Amount
3%	$75,000
6%	$150,000
9%	$225,000
12%	$300,000
15% and above	$500,000

(d)	Options: Subject to the Committee’s discretion. None awarded.

(e)	Fund UARs: Mr. Gahn received a total of 21,460 fully paid Fund UARs as part of his discretionary and non discretionary bonus entitlements. See also “Compensation of the Directors and Officers of JEC—New Employment Agreements”.

New Employment Agreements

Based on the recommendations of the Compensation, Human Resources, Environmental, Health and Safety Committee, on May 20, 2010, the Board of Directors of JEC approved new or amended employment agreements for each of the five NEOs, being Rebecca MacDonald, Ken Hartwick, Beth Summers, Darren Pritchett and Scott Gahn.

Generally speaking, new agreements for each of the five NEOs were negotiated: (i) to reflect the expanding nature of the Fund’s business based on the Universal and Hudson acquisitions resulting in a greater concentration on commercial growth, the lease and sale of waterheaters, the sale of JustGreen products and the sale of energy contracts through other channels including multi–level marketing, independent business brokers and other sales portals, (ii) to extend several agreements ending in 2011 to March 31, 2015, (iii) to encourage the key executive group to remain with the Fund through the end of March, 2015 and (iv) to change the basis for executive compensation from non-discretionary long term bonuses based on incremental adjusted distributable cash to objective criteria described below to better align the compensation interests of the senior executive group with the growth drivers for the Fund’s businesses and therefore to align the interests of the executive team with those of Fund Securityholders. The material changes to the new employment agreements are referenced below.

Terms

Each of Rebecca MacDonald’s and Ken Hartwick’s agreements, which were to expire in March, 2011, and each of Beth Summers’ and Scott Gahn’s agreements, which were to expire on March 31, 2014, were extended to March 31, 2015. Darren Pritchett’s five year employment agreement ends March 31, 2013.

Positions

Each of the above executives will maintain their current positions throughout the term of their contracts except that Rebecca MacDonald will transition to Chair of the Board commencing April 1, 2013. The positions, duties and responsibilities of the five NEO’s are not changed in any material respect.

Compensation

Apart from some non-material increases in base salary and related discretionary short term performance bonus opportunities (described on pages 79 to 85), and the grant of long term retention Fund UARs (described below), the principal change in the compensation arrangements for the NEOs (other than Darren Pritchett) relate to the replacement of incremental adjusted distributable cash flow as the determinant of their long term non-discretionary incentive bonus payments—to year over year incremental growth over business plan (as approved by the Audit Committee) related to five specific growth criteria, all of which individually and in the aggregate relate to distributable cash. The five criteria relate to incremental growth over business plan for: (i) net RCE adds; (ii) growth in commercial volumes; (iii) growth in JustGreen product gross margins; (iv) multi-level marketing EBITDA growth; and (v) EBITDA growth in the waterheater business.

Each of the above five factors has a 20% weight and the amount of the targeted non-discretionary incentive bonus payments escalate with incremental year over year growth at 5%, 10% and 15% growth percentage levels over business plan as approved by the Audit Committee. The maximum payments at 5%, 10% and 15% growth over business plan are capped for each of Ken Hartwick and Rebecca MacDonald at $1 million, $2.5 million and $4 million, respectively; for Scott Gahn at $600,000, $1.5 million and $2.4 million, respectively, and for Beth Summers at $400,000, $1 million and $1.6 million, respectively.

To encourage Ken Hartwick, Scott Gahn and Beth Summers to remain through to the end of their employment contracts, each was granted respectively 500,000, 300,000 and 100,000 fully paid Fund UARs vesting on an incremental basis over five years as to: 5% of their respective UAR entitlements on March 31, 2011 and 2012; 10% of their respective UAR entitlements on March 31, 2013 and 2014 and 85% of their respective UAR entitlements on March 31, 2015 all subject to continuing employment on each vesting date, providing the Fund UARs which vest on March 31, 2015 may not be exchanged for Units and disposed of until March 31, 2018. All Fund UARs have a 10 year term and entitle the holder to distributions (like all Fund UARs) as if a UAR were a Unit.

Except that Darren Pritchett’s short term discretionary performance based bonus prior to April 1, 2010 on incremental adjusted distributable cash flow is now based on specific individual and Fund performance criteria, his long term non discretionary incentive bonus remains the same as described on page 83.

Other Terms

Except for consequential changes related to the above amendments, the other terms of the new employment agreement for each of the NEO’s remain as described under “Compensation of the Directors and Officers of JEC—NEO Employment Agreements”.

Unitholder Engagement—Say On Pay

The Board of Directors of JEC adopted a policy with respect to “Say on Pay”, Unitholder Engagement and other related matters on May 20, 2010 which is included at Schedule L. In carrying out the policy, the Fund will include in the information proxy circular for its annual meeting to be held in 2011 a resolution in the form described in Schedule L, requesting Unitholders to indicate whether they accept the Fund’s approach to executive compensation.

Termination, Change of Control and Other Benefits

Each of the NEO’s employment agreements contain termination and change of control provisions (as defined below) and other benefits arising on termination. Each NEO’s employment agreement provides for termination based on: (a) voluntary resignation, (b) constructive dismissal, (c) cause, (d) disability, (e) completion of term, and (f) change of control. In addition, the Executive Chair and President and Chief Executive Officer, may terminate each of their employment agreements based on the circumstances described in 1(g) below. The following information relates to the NEO employment agreements described above under “New Employment Agreements”.

1. Termination Events or Circumstances

While the payment and other benefits resulting from a termination vary based on the terms of each NEO’s employment agreement, the obligations and rights, whether exercisable by an NEO or by JEC, are generally the same, except as disclosed under the heading “Termination Benefits” in section 2 below.

Except as disclosed below, the termination provisions in each NEO’s employment agreement provide that the employment relationship will, commencing April 1, 2010, end in the following events or circumstances:

(a)	Voluntary Resignation. Exercisable by the NEO on 60 days prior written notice to JEC;

(b)	Constructive Dismissal. Exercisable by the NEO on notice to JEC within 60 days of the happening of a constructive dismissal event or circumstance which includes: (i) constructive dismissal as interpreted by applicable law; (ii) the breach by JEC of its obligations under the employment agreement in any material respect; or (iii) the bankruptcy or insolvency of JEC;

(c)	Cause. Exercisable forthwith upon notice to the NEO by JEC in the event of cause as interpreted by applicable common law;

(d)	Disability. Exercisable by the Board of Directors of JEC on notice to the NEO in the event of the inability of the NEO to perform the essential functions of his or her duties with reasonable accommodation;

(e)	On Completion of Term. Exercisable by the NEO, if 30 days prior to the expiry of the term of the employment agreement, JEC has not made an offer of employment in the form of an extension employment agreement containing terms and conditions no less favourable to NEO from a commercial standpoint as the terms and conditions of the NEO’s then current employment agreement;

(f)	Change of Control. Exercisable by the NEO on written notice to JEC within 60 days after the expiry of a period of 120 days after the occurrence of the change of control event which is deemed to have occurred under each employment agreement if: (a) any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, Units representing 50% or more of the outstanding Units; (b) assets of the Fund representing 50% or more of the net book value of the Fund, determined as of the date of the audited financial statements of the Fund then most recently published, are sold, liquidated or distributed; or (c) Unitholders approve, or the Fund consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are Unitholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity. The term “Change of Control” is defined to exclude a conversion of the type contemplated by the Plan of Arrangement.

(g)	Irreconcilable Differences. If, within the 120 day period referred to in section 1(f) above, in the Executive Chair’s or President and Chief Executive Officer’s sole discretion, the NEO concludes (the “Conclusion”) that irreconcilable differences exist with respect to the management, operations or direction of the business of JEC between the NEO and one or more senior executives of JEC who were not senior executives of JEC prior to the Change of Control event and were senior executives of the offeror or other merger or acquisition partner, then within 30 days of the termination of such 120 day period, such NEO may terminate his or her employment, provided a majority of the members of a committee consisting of persons who were the Lead Director and Chair of each Committee of the Board of JEC prior to such change of control event, agree with such conclusion.

2. Termination Payments and Benefits

The termination benefits, entitlements and obligations of each NEO and/or JEC with respect to the termination events or circumstances described in section 1 above are as set forth below:

(a)	Voluntary Resignation: Each NEO is entitled:

(i)	to be paid by JEC NEO’s pro-rated salary and accrued vacation pay to NEO’s departure date; and

(ii)	to exercise or exchange, within 90 days of the NEO’s departure date, NEO’s vested Options and vested Fund UARs, if any, pursuant to NEO’s Option and UAR Agreements and the Fund Option Plan and Fund UAR Plan, as applicable.

(b)	Constructive Dismissal: Each NEO is entitled:

(i)	to be paid by JEC an amount equal to the amounts described in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)	to be paid by JEC an amount equal to one year’s base salary, except in the case of Messrs. Pritchett and Gahn, who are entitled to be paid by JEC an amount equal to two and one-half years base salary and two years base salary, respectively;

(iii)	at JEC’s financial year end following the constructive dismissal event, to be paid by JEC an amount in cash equal to NEO’s annual targeted non-discretionary bonus based on specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of the Fund immediately preceding the constructive dismissal event for the fiscal year of the Fund during which the constructive dismissal event occurred. In addition, at JEC’s financial year end following the constructive dismissal event, each of Messrs. Pritchett and Gahn are entitled to be paid by JEC an amount in cash equal to their annual non-discretionary targeted CCE bonus (Gahn) and RCE bonus (Pritchett), which amount is pro rated to the end of the financial quarter of the Fund immediately preceding the constructive dismissal event for the fiscal year of the Fund during which the constructive dismissal event occurred;

(iv)	to the accelerated and immediate vesting of all unvested Fund Options and Fund UARs and the right within 90 days of departure date to exercise and/or exchange all vested Fund UARs and vested Fund Options; and

(v)	the term of the NEO’s non-competition obligation is reduced from three years to one year from the departure date.

(c)	Cause. Each NEO

(i)	is entitled to be paid by JEC the amounts in 2(a)(i) and to the rights in 2(a)(ii) above; and

(ii)	is not entitled to exchange or exercise any unvested Fund UARs or Fund Options.

(d)	Disability. Each NEO

(i)	is entitled to be paid by JEC the amounts in 2(a)(i) above and to the rights in 2(a)(ii) above;

(ii)	is entitled to continue as an employee after the departure date for the purpose solely of qualifying for long term disability, insurance or other similar benefits and a continuation of such benefits for one year from the departure date;

(iii)	is entitled to the continued vesting of all unvested Fund UARs notwithstanding NEO will not be an employee on each applicable vesting date and to exchange all Fund UARs for Units on a 1:1 basis prior to the expiry of the term thereof; and

(iv)	is entitled to exercise all Fund Options vested at the departure date.

(e)	Completion of Term. In the event a comparable offer of employment: (i) is made to NEO and NEO does not accept it at least 30 days prior to the expiry of the term of the then current employment agreement, then the NEO’s employment will terminate and NEO will be entitled to be paid by JEC the amounts in 2(a)(i) above and to the rights in 2 (a)(ii) above; or (ii) is not made to NEO, in which event, (x) NEO will be entitled to be paid by JEC the amounts in 2(a)(i) and to the rights in 2 (a)(ii) above and all unvested Fund Options and Fund UARs will continue to vest on the applicable vesting dates and be exercisable and exchangeable into Units prior to their termination date notwithstanding NEO is no longer an employee of JEC, and (y) each of the Executive Chair, President and Chief Executive Officer and Chief Financial Officer shall be entitled to be paid by JEC, in cash, a minimum of 50% of such NEO’s discretionary performance bonus opportunity and (z) the non-compete covenant is reduced from three to one year.

(f)	Change Control. Each NEO is entitled

(i)	to the automatic vesting of all unvested Fund UARs (other than the 900,000 long term retention Fund UARs granted to Messrs. Hartwick and Gahn and Ms. Summers) and Fund Options; and

(ii)	providing NEO continues employment for 120 days after the change of control event, to terminate the employment agreement and, if such option is exercised, to be paid by JEC the amounts in 2(a)(i) above and, at JEC’s financial year end following the change of control event, to be paid by JEC an amount in cash equal to NEO’s annual targeted non-discretionary bonus based on the specific growth criteria in NEO’s employment agreement, which amount is pro rated to the end of the financial quarter of the Fund immediately preceding the change of control event for the fiscal year of the Fund during which the change of control event occurred above.

(g)	Irreconcilable Differences: Each of the Executive Chair and President and Chief Executive Officer is entitled to be paid by JEC in addition to the benefits under 2(b) and 2(f) above, a lump sum equal two times the average of the total compensation package (i.e. base salary, annual discretionary performance bonus and annual non-discretionary targeted incentive bonus) paid to NEO with respect to the two financial years of the Fund ending: (A) immediately prior to the change of control event or (B) during the 120 day period referred to in (f)(iv) above, whichever is later.

3. Employment Agreements – Other Terms, Conditions and Obligations

The employment agreements for each of the NEOs contain other terms, conditions and obligations which relate to the financial compensation and the benefits/obligations arising on a termination of the employment relationship as follows:

(a)	Unit Ownership. To align the interests of each NEO with those of Fund Securityholders, each NEO is required to own securities of the Fund (Fund UARs and Units), by specified dates having a market value based on a multiple of their base salary. See note (16) to the Summary Compensation Table on page 90.

(b)	Non-Competition Covenant. During the course of the employment and for a period of three years after the termination of the employment relationship, each NEO is prohibited from competing directly or indirectly with the Fund except that the three year non-compete period is abridged from three to one year in certain circumstances including constructive dismissal and termination at the end of the term.

(c)	Non-Solicitation Covenant. During the course of the employment and for a period of three years after the termination of the employment relationship (howsoever caused), NEO may not solicit, contact or approach any supplier, customer or employee of the Fund for the purpose of soliciting business which is competitive to the Fund’s business.

4. Termination Benefits

Pursuant to the employment agreements between JEC and each NEO described above, JEC is required to make certain payments upon the termination thereof (whether related to voluntary resignation, constructive dismissal, cause, disability, change of control and on completion of term) and as regards the Executive Chair and the President and Chief Executive Officer, in the event of irreconcilable differences arising with new management subsequent to a change of control event. An estimate of the amount of the payments required to be made on constructive dismissal and irreconcilable differences assuming the triggering event giving rise to such payments occurred on March 31, 2010 is set out in the table below. The payments required to be made by JEC to NEOs on resignation, termination for cause, disability, on a change of control, and on completion of term, are not considered by the Fund to be material and are described above under “Termination Payments and Benefits”,

Name of NEOs at March 31, 2010	Constructive Dismissal	Irreconcilable Differences
Rebecca MacDonald	$800,000	$2,100,000
Ken Hartwick	$900,000	$2,400,000
Beth Summers	$465,000	NIL
Darren Pritchett	$500,000	NIL
Scott Gahn	$500,000	NIL

Note:

(1)	Amounts exclude the benefits based on the accelerated vesting of all unvested Fund UARs (including the long term retention Fund UARs in the case of constructive dismissal and irreconcilable differences) and Fund Options and are based upon the closing market price of the Units on March 31, 2010 of $14.28.

Summary Compensation Table — NEOs

The following table sets forth all compensation received by an NEO from the Fund and/or its affiliates for the periods indicated.

				Annual incentive plan awards
			Unit- based awards (11) $	Discretionary performance Bonuses		Performance based targeted bonuses
Name and principal position	Year ended March 31	Base Salary $		Cash $	Equity based awards ($)(7)(10)	$	Equity based awards ($)(7)(10)	Pension value (8) $	All other compensation (4)(5)(11)(12) $		Total Compensation $
Rebecca	2010	500,000	NIL	250,000	250,000	NIL	300,000	NIL	NIL		1,300,000
MacDonald, Executive Chair (1) (2) (6)	2009	500,000	NIL	250,000	250,000	NIL	900,000	NIL	NIL		1,900,000
Ken Hartwick,	2010	600,000	NIL	300,000	300,000	NIL	300,000	NIL	24,000		1,524,000
President and CEO (1) (2)	2009	600,000	NIL	300,000	300,000	NIL	900,000	NIL	22,731		2,122,731
Beth Summers,	2010	390,000	NIL	195,000	105,000	NIL	75,000	NIL	15,600		780,600
CFO (1) (2)(3)	2009	45,000	NIL	NIL	NIL	NIL	NIL	NIL	109,800		154,800
Darren Pritchett,	2010	400,000	NIL	NIL	NIL	1,244,797	1,144,797	NIL	16,000		2,911,594
EVP – Consumer Sales (1) (2)	2009	400,000	NIL	NIL	NIL	850,681	250,681	NIL	649,602	(14)	2,150,964

				Annual incentive plan awards
			Unit- based awards (11) $	Discretionary performance Bonuses		Performance based targeted bonuses
Name and principal position	Year ended March 31	Base Salary $		Cash $	Equity based awards ($)(7)(10)	$	Equity based awards ($)(7)(10)	Pension value (8) $	All other compensation (4)(5)(11)(12) $	Total Compensation $
Scott Gahn,	2010	381,640	NIL	152,370	152,370	NIL	152,370	NIL	15,266	854,016
COO(1) (2)	2009	394,590	NIL	262,121	10,550	NIL	300,000	NIL	15,784	983,045

Notes:

(1)	The amount of base salary for each Named Executive Officer disclosed in the above table reflects the amount actually received by each Named Executive Officer for the year ended March 31, 2010. The annual base salary for each Named Executive Officer in the above table for the year ended March 31, 2010 is as follows: Rebecca MacDonald ($500,000); Ken Hartwick ($600,000); Beth Summers ($390,000); Darren Pritchett ($400,000) and Scott Gahn (US$350,000).

(2)	Rebecca MacDonald became an officer of JEC on April 30, 2001. Prior thereto she held the same or similar positions with JEC or its predecessor. Effective April 1, 2006 she became Executive Chair of JEC and on March 1, 2008 she assumed the additional position as Co-Chief Executive Officer which she relinquished on June 25, 2008 to remain as Executive Chair. Ken Hartwick, C.A., became Chief Financial Officer on April 5, 2004, was appointed President of JEC on March 9, 2006 and assumed the additional position as Co-Chief Executive Officer on March 1, 2008. He also served as Chief Financial Officer from July 5, 2007 to December 31, 2007 and Interim Chief Financial Officer from February 5, 2009 to February 16, 2009. Mr. Hartwick became Chief Executive Officer and President on June 25, 2008. Beth Summers, C.A. joined JEC as Chief Financial Officer on February 16, 2009. Darren Pritchett joined JEC as an independent contractor in October 1997 and later became a regional and national distributor before joining JEC as Executive Vice President, Consumer Sales on April 1, 2008. Scott Gahn joined the Fund as CEO of Just Energy Texas 1 Corp. on May 17, 2007. On April 1, 2009, he became Executive Vice President and Chief Operating Officer of JEC. A detailed summary of the employment agreements for each of the Named Executive Officers are set forth above under “NEO Employment Agreements” and “New Employment Agreements”.

(3)	Beth Summers. C.A., commenced employment with JEC as Chief Financial Officer on February 16, 2009 (the “Commencement Date”) at which time she was granted 10,000 Fund UARs (which had a total value of $108,000 based upon the closing price of the Units on the TSX on February 17, 2009 of $10.80), vesting as to one-third on the first three anniversary dates (each a “Vesting Date”) of the Commencement Date subject to continuing employment on each applicable Vesting Date, with a 10 year term.

(4)	Does not include the regular and special distributions paid on Fund UARs which equal the regular and special distributions paid monthly on Units of the Fund.

(5)	The aggregate value of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for each of the Named Executive Officers for the year ended March 31, 2010.

(6)	Pursuant to the JEC Shareholders’ Agreement, as a member of management of JEC and the sole holder of Class A Shares (each Class A Share is exchangeable at the option of the holder into one Unit of the Fund), Ms. MacDonald is entitled to receive on a quarterly basis, a “special management incentive bonus” equal to the amount which she would have received had she been a holder of record on the record date for all distributions made on Units in respect of such quarter of the number of Units equivalent to the number of Class A Shares held by her. In view of the nature of the above payments (including the payment of the December 31, 2009 special distribution paid to all Unitholders and JEEC Shareholders) made to Ms. MacDonald, which in substance reflect the ownership of Units (based on the number of Class A Shares owned by Ms. MacDonald), the above table does not include the amounts paid to her pursuant to the special management incentive bonus and pursuant to the special distribution paid to holders of record of Fund Securities at December 31, 2009.

(7)	The non-cash portion of the annual incentive plan awards to which each of Ms. MacDonald ($550,000), Ms. Summers ($180,000), Messer’s. Hartwick ($600,000), Gahn (US$350,000) and Pritchett ($1,144,797) were entitled to receive at March 31, 2010 were granted to each of them as equity based awards on May 20, 2010 in the form of fully paid Fund UARs effective March 31, 2010 (the “Effective Grant Date”). Such fully paid Fund UARs (Ms. MacDonald – 38,733 Fund UARs; Ms. Summers – 12,676 Fund UARs; Messer’s. Hartwick – 42,254 Fund UARs; Gahn—21,460 Fund UARs; and Pritchett – 80,620 Fund UARs are for a term of 10 years, are exchangeable subject to vesting into units on a 1:1 basis and vest as to 1/3 thereof on each of the first three anniversary dates of the Effective Grant Date subject to continued employment as a senior officer of JEC or any affiliate thereof, in each case, on the applicable vesting date. The Fund’s UAR Plan is described under “Unit Appreciation Rights Plan”.

(8)	None of the NEOs are entitled to receive any pension or defined contribution or any other form of retirement allowance.

(9)	No options were granted to any NEO for the year ended March 31, 2010. See the table entitled “Incentive Plan Awards—NEOs” at page 93 of this Information Circular. Fund Options vest over three or five years from the grant date and expire five or ten years from the grant date. The Fund Option Plan is described under “Unit Option Plan”.

(10)	Each Named Executive Officer is required to take a certain percentage of their discretionary performance bonus entitlement and, if entitled thereto, 100% of their performance based targeted bonus in Fund UARs as described in more detail under “Compensation of the Directors and Officers of JEC—NEO Employment Agreements”.

(11)	This amount includes the interests of Messrs. Hartwick ($24,000), Pritchett ($16,000) and Ms. Summers ($15,600) in the Fund’s Deferred Profit Sharing Plan and the Employee’s Profit Sharing Plan (both of which are described in more detail under “Compensation of the Directors and Officers of JEC – Compensation Discussion and Analysis – Compensation Components – Specific Criteria – Employee Benefit Plans”) and the interest of Mr. Gahn in his 401(k) Plan ($15,266) as at March 31, 2010. Ms. MacDonald does not participate in the plans.

(12)	Of the $649,602 received by Darren Pritchett, $636,064 relates to Residuals to which he was entitled to receive for the year ended March 31, 2009. See section 2(e) on page 84 of this Information Circular.

(13)	The total market value of all Units, Fund UARs (vested and unvested) and Class A Shares (which are exchangeable into Units of the Fund on a 1:1 basis) held by the Named Executive Officers at March 31, 2010, based on the closing price of the Units on the TSX on March 31, 2010 of $14.28 is as follows:

Name of Holder	Units (1)	Class A Shares(2)	Fund UARs (4) (vested and unvested)	Total Value
Rebecca MacDonald	582,392($8,316,558)	5,263,728($75,166,036)	376,931($5,382,575)	$88,865,168
Ken Hartwick	23,282($332,467)	NIL	824,369($11,771,989)	$12,104,456
Beth Summers	1,267(($18,093)	NIL	122,676($1,751,813)	$1,769,906
Darren Pritchett	NIL	NIL	130,125($1,858,185)	$2,901,368
Scott Gahn	322,029($4,598,574)	NIL	342,012($4,883,931)	$9,482,505

(14)	Includes Units held indirectly over which control and direction is exercised.

(15)	Based on the closing price of the Units on the TSX on March 31, 2010 of $14.28.

(16)	Under their employment agreements each of Messrs. Hartwick, Pritchett and Gahn and Ms. Summers is required, at the end of each financial quarter of the Fund to own (after a date specified in each of their employment agreements (the “Specified Date”) a number of Units of the Fund (including fully paid Fund UARs whether or not vested) equal to a multiple of NEO’s base salary for the most recently completed financial preceding such Specified Date. Based on the fair market value of Units at the end of each quarter of the Fund. In the event of a sudden and significant decrease as the fair market value of Units after such Specified Date, the Committee will give the NEO a reasonable period of time to comply with the requirement having regard to all of the circumstances. Mr. Hartwick was required to own by March 31, 2010 Units and Fund UARs having a value equal to five times his base salary at March 31, 2010 or $3,000,000 of Units and Fund UARs and at the end of each financial quarter of the Fund thereafter. As the above Table indicates Mr. Hartwick was fully compliant at March 31, 2010 and continues to be compliant. Ms. Summers is required to own by March 31, 2011 Units and Fund UARs having a value equal to three times her base salary at March 31, 2010 or $1,170,000 and at the end of each quarter of the Fund thereafter. Ms. Summers was fully compliant at March 31, 2010. Mr. Pritchett is required to own by March 31, 2010 Units and Fund UARs having a value equal to two times his base salary at March 31, 2010 ($800,000) and at the end of each financial quarter of the Fund thereafter. Mr. Pritchett was fully compliant at March 31, 2010. Mr. Gahn is required to own by March 31, 2010 Units and Fund UARs having a value equal to three times his base salary at March 31, 2010 and at the end of each financial quarter of the Fund thereafter. Mr. Gahn was fully compliant at March 31, 2010.

(17)	Includes Fund UARs and long term retention Fund UARs granted May 20, 2010 (effective March 31, 2010).

Incentive Plan Awards—NEOs

Outstanding Unit-based awards and option based awards.

The following table provides information for all awards outstanding at March 31, 2010.

	Option based awards				Unit based awards
Name	Number of units underlying unexercised options	Option exercise price $	Option expiration date	Value of unexercised in-the- money options $	Number of units that have not vested (2) #	Market or payout value of unit based awards that have not vested(3) $
Rebecca MacDonald	NIL	N/A	N/A	N/A	120,495	1,720,669
Ken Hartwick(1)	100,000	15.63	May 28, 2010	NIL	645,409	9,216,441
Beth Summers	NIL	N/A	N/A	N/A	119,342	1,704,204
Darren Pritchett	NIL	N/A	N/A	N/A	114,367	1,633,161
Scott Gahn	NIL	N/A	N/A	N/A	330,919	4,725,523

Notes:

(1)	Cancelled on April 1, 2010.

(2)	Reflects number of unvested Fund UARs at March 31, 2010.

(3)	Reflects the market value based on the closing price of the Units on the TSX on March 31, 2010 of $14.28.

Incentive Plan Awards — value vested or earned during the year.

The following table provides information relating to the value vested or earned with respect to incentive plan awards for the year ending March 31, 2010.

Name	Option based awards –Value vested during the year ($)	UAR based awards –Value vested during the year (1) ($)	Non equity incentive plan compensation –Value earned during the year
Rebecca MacDonald	NIL	80,166	1,144,770
Ken Hartwick	NIL	87,174	1,244,845
Beth Summers	NIL	3,334	47,209
Darren Pritchett	NIL	15,758	225,024
Scott Gahn	NIL	10,426	148,883

Note:

(1)	Reflects the market value of the Fund UARs that vested during the year ended March 31, 2010 based on the closing price of the Units on the TSX on the vesting date.

Unit Option Plan

The officers, full-time employees and service providers of and to the Fund and JEC are eligible to participate in the Fund’s 2001 Unit Option Plan. On February 6, 2009, the board of directors adopted the policy that no further Fund Options would be granted to directors. Moreover, the Compensation, Human Resources, Environmental, Health and Safety Committee (“Committee”) has no present plans to award options to Named Executive Officers as part of its compensation arrangements. The purpose of the Fund Option Plan is to provide eligible participants with financial rewards that will encourage ownership of Units, enhance JEC’s and the Fund’s ability to attract, retain and motivate key personnel and service providers and reward recipients for significant performance and cash flow growth of the Fund. The Fund Option Plan is administered by the Committee. The Committee has the power to, among other things: (i) determine those directors, officers, employees and service providers eligible to be granted Fund Options; (ii) determine the number of Units covered by each Fund Option; (iii) determine the exercise price for each Fund Option; and (iv) determine the time or times when Fund Options will be granted and when they are exercisable and expire. The exercise price for any Fund Option granted may not be less than the closing market price of the Units on the Toronto Stock Exchange on the business day immediately preceding the day upon which the Fund Option is granted. Except as otherwise provided in individual Fund Option agreements approved by the Committee, Fund options granted under the Fund Option Plan are non-transferable, non-assignable and expire five or ten years from their grant date. At March 31, 2010, 961,666 options were available for grant under the Fund Option Plan (less than 1% of the outstanding Fund Securities).

Under the Fund Option Plan and applicable Fund Option and employment agreements for the Named Executive Officers, all Fund Options will automatically vest immediately: (i) prior to the occurrence of a “Change of Control” of the Fund as defined under the heading “Employment Agreements — Named Executive Officers”; (ii) upon dismissal without cause or constructive dismissal; and (iii) in certain cases, at the end of the term of an employment agreement if a further employment agreement on no less favourable terms from a commercial standpoint is not made available or offered to certain employees of JEC or an affiliate thereof. The maximum number of Fund Options currently available for issue under the Plan is 961,666. The Fund Option Plan may not be amended without Fund Securityholder approval and the consent of the TSX.

If before the expiry of a Fund Option, a participant’s employment is terminated by reason of death, such Fund Option may be exercised by the legal representatives of the estate of the participant at any time on or prior to the earlier of (i) the expiry date of such Fund Option and (ii) the first anniversary of the date of death of the participant.

Unit Appreciation Rights Plan

As described under “NEO Employment Agreements” and “Compensation Discussion and Analysis”, in lieu of granting options under the Fund Option Plan, a specified minimum percentage of the short-term discretionary bonuses and/or long-term incentive bonuses to which all of the Named Executive Officers and certain other employees of, and consultants to, JEC are entitled (individually an “UAR Grantee”), are payable in fully paid Fund UARs which vest at various dates (a “Vesting Date”), ranging from immediately on the grant date (the “Grant Date”) to 10 years from the Grant Date, providing that on applicable Vesting Dates the UAR Grantee continues to be an employee with or consultant to JEC or an affiliate thereof. The Fund UAR Plan is an umbrella plan which governs: (a) Fund UARs previously granted to a UAR Grantee under employment agreements referred to under the heading “NEO Employment Agreements” (b) the grant of fully paid Fund UARs to employees of and consultants to JEC and its affiliates; and (c) the 900,000 fully paid long term retention Fund UARs granted to certain NEOs described under “New Employment Agreement”. Fully paid UAR’s are, subject to vesting, exchangeable into fully paid Units on a cumulative basis for up to 10 years from the Grant Date on the basis of one Unit for each fully paid UAR. The number of fully paid Fund UARs to which an UAR Grantee is entitled is determined on the relevant Grant Date by dividing the specified percentage of the amount of the short-term discretionary bonus or long-term incentive bonus to which such Grantee is entitled and/or elects to receive, and which is payable in fully paid Fund UARs, by the simple or weighted average of the closing market price of the Units on the TSX for periods ranging between 10 and 30 days for Fund UARs granted prior to June 30, 2004, and, unless otherwise provided by the Committee and/or the Board of Directors, 20 days for all other Fund UARs, in each case, immediately prior to the Grant Date. In some cases, a fixed number of fully paid Fund UARs are granted to an employee in lieu of a cash bonus without reference to a simple average closing TSX price. Pending the exchange of fully paid Fund UARs for Units, the UAR Grantee is entitled to receive monthly cash payments from JEC equal to the monthly distributions (including special distributions) such Grantee would otherwise be entitled to receive if the Fund UARs were Units, less any applicable withholdings or other tax. All outstanding Fund UARs, whether or not vested, automatically vest on the happening of certain events including: death, a change of control, dismissal without cause or constructive dismissal and the inability, in certain circumstances, of JEC (or an affiliate thereof) and a NEO to settle upon a further employment arrangement at the end of term. Fund UARs do not carry the right to vote. The total number of Units which may be made available to any UAR Grantee under the Fund UAR Plan together with any Units reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such UAR Grantee may not exceed 5% of the issued and outstanding Units at the Grant Date.

The Fund UAR Plan is administered by the Committee which has broad powers respecting the granting, vesting, term and allocation of Fund UARs and to interpret the Fund UAR Plan. The aggregate number of Fund UARs which may be granted under the Fund UAR Plan is currently limited to two million which, when issued and vested, are exchangeable, on a one for one basis, into an equal number of fully paid and non-assessable Units.

The maximum number of Fund UARs currently issuable under the Fund UAR Plan is 74,472. Without the approval of Unitholders, the Fund UAR Plan may not be amended: (a) to increase the number of Fund UARs issuable under the Plan, (b) to expand the scope of an “Eligible Person” or (c) to extend the term of a UAR benefiting an insider of the Fund. Subject to the terms of an employment agreement and to a resolution of the Committee, all rights to exchange a UAR for Units expire upon a UAR Grantee ceasing to be an Eligible Person provided: (i) in the event of death a UAR may be exercised by the legal representatives of the estate of the UAR Grantee prior to the earlier of: (A) the expiry of such UAR and (B) the first anniversary of the date of death of such UAR Grantee, (ii) in the event the employment of a UAR Grantee is terminated for reasons other than for cause or death, such UAR may be exchanged at any time prior to the earlier of: (A) the expiry date of such UAR and (B) the day that is three months following the date of termination of employment of the UAR Grantee.

The Fund UAR Plan was introduced to replace the granting of options to senior executives of JEC and its affiliates and to provide a mechanism to ensure that all or a significant portion of the short-term discretionary performance bonuses and/or long-term incentive bonuses payable to senior officers (including the NEOs), are payable in fully paid Fund UARs in lieu of cash, thereby encouraging the UAR Grantee to continue in the long-term employment of the Fund, while aligning their interests to those of Fund Securityholders. The Fund is seeking approval to amend the Fund UAR Plan to increase the number of Fund UARs which are authorized to be issued thereunder from three million to five million. See “Other Items of Special Business to be Acted Upon at the Meeting - Ordinary Resolution Increasing the number of Unit Appreciation Rights issuable under the Fund’s 2004 Unit Appreciation Rights Plan”.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides additional information about the Fund’s equity compensation plans approved by Unitholders at March 31, 2010:

Plan Category(1)	# of Units Issuable upon the Exercise or Exchange of Outstanding	Weighted —Average Exercise Price of Outstanding:	# of Securities Available for Future Issuance under Plan (Excluding Units in Column (a))
Fund Option Plan	Fund Options 352,500	Fund Options 15.92	Units 961,666
Fund UAR Plan	Fund UARs 2,640,723	Fund UARs 13.72	Fund UARs 74,472
Fund DDC Plan	Fund DUGs 84,138	Fund DUGs $13.52	Fund DUGs 108,248

Note:

(1)	Each of the Fund Option Plan, the Fund UAR Plan and the Fund Directors’ DUC Plan were approved by Unitholders and each Plan is described in detail elsewhere in this Information Circular.

Fund Performance Graph

The following graph illustrates the Fund’s cumulative Unitholder return, as measured by the closing price of the Units at the end of the financial years March 31, 2005 to March 31, 2010 assuming an initial investment of $100 and reinvestment of distributions, compared to the TSX Total Return Index and the S&P TSX Income Trust Total Return Index:

	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
Fiscal Year	2005	2006	2007	2008	2009	2010
Just Energy Income Fund (1)	100	116	88	99	93	139
TSX Composite Total Return Index	100	128	143	149	101	143
TSX Capped Income Trust Return Index	100	135	123	137	90	146

Note:

(1)	The total return is calculated by assuming distributions are reinvested on the date the distributions were paid and the number of Units issued pursuant to the special in-kind distributions was set on December 31, 2007.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year of the Fund, none of the current or former directors, executive officers or employees of the Fund or any of its subsidiaries, or any of the proposed directors of JEC, nor any of their associates or affiliates, is now or has been indebted to the Fund, other than for routine indebtedness, nor is or has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund.

COMPENSATION OF THE FUND TRUSTEE AND THE ADMINISTRATOR

Compensation of Fund Trustee

Pursuant to the provisions of the Fund Declaration of Trust, the Fund Trustee receives an annual fee of $10,000 per year for its services as Fund Trustee to the Fund.

Administration of the Fund

On April 30, 2001, the Fund entered into an administration agreement (the “Administration Agreement”) with JEC, pursuant to which JEC agreed to provide or arrange for the provision of services required in the administration of the Fund. In consideration of its services, JEC receives an annual fee of $100 plus certain out of pocket expenses. JEC received a fee of $100 for the period from April 1, 2009 to March 31, 2010.

CORPORATE GOVERNANCE

The Canadian Securities Administrators issued National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”) and National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) which apply to reporting issuers after June 30, 2005. Although the Fund does not have a board of directors or similar governing body, given that the Fund owns all of the common shares of JEC and that pursuant to the Fund Declaration of Trust and the Voting and Exchange Trust Agreement the Fund Securityholders are given rights substantially equivalent to those which they would have if they were shareholders of JEC, it is appropriate to review the corporate governance practices of the Board of JEC. Schedule F which is attached to this Information Circular details the corporate governance practices of JEC with reference to NP 58-201 and Form 58-101F1. Schedule G indicates other directorships of reporting issuers and/or their subsidiaries held by those persons nominated as directors of JEC and the committees of such entities on which they serve and Schedule H sets forth the Mandate for the Board of Directors of JEC. The Fund is in substantial compliance with NP 58-201.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of directors or executive officers of JEC, any securityholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Units, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Fund or in any proposed transaction which has materially affected or would materially affect the Fund or any of its subsidiaries.

REGULATORY MATTERS AND BANKRUPTCIES AND INSOLVENCIES

Other than as set forth below, no nominee for director of JEC is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No nominee for director of JEC has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has any proposed director been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

John A. Brussa, a director of JEC, was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd). The plan of arrangement was completed in April 2002.

The Hon. Gordon D. Giffin, a director of JEC, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

VOTING SECURITIES

The Fund is an open-ended, limited purpose trust, established by the Fund Declaration of Trust for the purpose of investing in and holding, directly or indirectly, certain securities of JEC and Exchangeco and 100% of the securities of several affiliated entities and issuing Units to the public. The sole beneficiaries of the Fund are the Fund Securityholders.

As at May 23, 2010, the Record Date of the Meeting, there are 124,857,456 Units, 5,263,728 Class A Shares and 4,305,257 Exchangeable Shares issued and outstanding. Pursuant to the terms of the Fund Declaration of Trust, the JEC Shareholders’ Agreement and the Voting and Exchange Trust Agreement: (a) Unitholders of record are entitled to notice of and to attend at the Meeting in person or by proxy, and to one vote per Unit held on any ballot thereat; (b) the Class A Shareholder is entitled to notice of and to attend the Meeting in person or by proxy, and to participate in all votes of Unitholders as if she were the holder of the number of Units which she would receive if she exercised all of her shareholder exchange rights pursuant to the JEC Shareholders’ Agreement; and (c) JEEC Shareholders of record are entitled to instruct the Voting and Exchange Trust Agreement Trustee to, pursuant to the special voting right issued to the Voting and Exchange Trust Agreement Trustee in connection with the issuance of the Exchangeable Shares, cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned in respect of each matter, question or proposition to be voted on at the Meeting.

As at March 31, 2010, the officers and directors of JEC beneficially owned, or exercised control or direction over, directly or indirectly, in the aggregate, approximately 1,402,855 Units, nil Exchangeable Shares and 5,263,728 Class A Shares.

PRINCIPAL SECURITYHOLDERS

Except as disclosed below, to the best of the knowledge of the directors and senior officers of JEC, there is no person or company that beneficially owns, or exercises control or direction over, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Fund.

Ms. MacDonald, the Executive Chair of JEC, beneficially owns, or exercises control or direction over, directly or indirectly, all of the Class A Shares, which represent approximately 3.9% of the outstanding Fund Securities.

EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Fund, JEEC and New Just Energy. As at May 23, 2010, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Fund Securities. John Brussa, a partner of Burnet, Duckworth & Palmer LLP, is a member of the Board.

KPMG LLP, the current auditors of the Fund, have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

McGladrey & Pullen, LLP, the auditors of Hudson, have confirmed that they have performed their audit in accordance with United States generally accepted auditing standards and have complied with the rules on auditor independence of the American Institute of Certified Public Accountants.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

The directors and officers of JEC and their respective associates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,666,583 Fund Securities (comprised of approximately 1,402,855 Units and 5,263,728 Class A Shares), representing approximately 5.0% of the outstanding Fund Securities. The directors and officers of JEC are also entitled to receive an aggregate of 2,859,861 Units pursuant to Fund Incentive Rights.

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of the Fund, JEEC or their respective subsidiaries pursuant to employment, change of control or similar agreements.

Based upon the number of Fund Securities outstanding and held as at May 23, 2010, immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of JEC and their associates, as a group, would beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of approximately 6,666,583 New Just Energy Shares, representing approximately 5.0% of the outstanding New Just Energy Shares (assuming no Dissent Rights are exercised and that JEEC Shareholders approve the Arrangement), and 2,859,861 New Just Energy Incentive Rights, representing all of the outstanding New Just Energy Incentive Rights.

None of the principal holders of Fund Securities or any director or officer of JEC or JEEC or their respective subsidiaries, or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction in the last three years or any proposed transaction that materially affected, or is reasonably expected to materially affect, the Fund, JEEC or any of their respective affiliates, except as disclosed in this Information Circular or in the documents incorporated herein by reference.

Mark Silver, the President of NHS, a subsidiary of JEEC, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of 6,862,867 common shares of Universal at the time of the Universal Acquisition, representing approximately 18.9% of the then outstanding common shares of Universal. Pursuant to the Universal Acquisition, each of such common shares was exchanged for 0.58 of a Unit or Exchangeable Share.

ADDITIONAL INFORMATION

Additional information relating to the Fund is available on SEDAR at www.sedar.com. Financial information in respect of the Fund and its affairs is provided in the Fund’s annual audited comparative financial statements for the year ended March 31, 2010 and the related management’s discussion and analysis. Copies of the Fund’s financial statements and related management discussion and analysis are available upon request from the Corporate Secretary, Just Energy Income Fund, 100 King Street West, Suite 2630, P.O. Box 355, Toronto, Ontario, M5X 1E1.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of JEC to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of JEC who will be specifically remunerated therefor. All costs of the solicitation for the Meeting will be borne by the Fund.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Units and Class A Shares and a form of voting direction for holders of Exchangeable Shares.

The persons named in the enclosed form of proxy are directors and officers of JEC. A Unitholder desiring to appoint a person (who need not be a Unitholder) to represent such Unitholder at a Meeting, other than the persons designated in the accompanying form of proxy may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, mailing the completed proxy to the offices of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775 (Canada and the United States only) or (416) 263-9524 (international). The form of proxy must be received by Computershare at least 48 hours prior to the commencement of the Meeting. Failure to so deposit a form of proxy shall result in its invalidation.

Voting of Proxies for Non-Registered Unitholders

Only proxies deposited by registered Unitholders whose names appear on the records of the Fund as the registered holders of Units can be recognized and acted upon at the Meeting. All of the Units are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc). Accordingly, in order to be represented at the Meeting, a beneficial Unitholder must complete and sign the applicable instrument of proxy or other voting instruction form provided by its broker or other intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided. Failure to do so will result in such holders Units not being eligible to be voted at the Meeting. See “Advice to Beneficial Holders of Units and Exchangeable Shares”

Voting for JEEC Shareholders

Each holder of Exchangeable Shares is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of Exchangeable Shares held by such holder on the Record Date. The form of voting direction which accompanies this Information Circular is the means by which holders of Exchangeable Shares may authorize the voting of his or her voting rights associated with the Exchangeable Shares at the Meeting. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes. A holder of Exchangeable Shares may also instruct Computershare Trust Company of Canada to give him or her a proxy entitling him or her or a designee of the holder to vote personally at the Meeting the relevant number of votes or to grant to management of the Fund a proxy to vote those votes. The procedures for holders of Exchangeable Shares to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the accompanying voting direction. To be effective, the voting direction must be received by Computershare Trust Company of Canada by mail at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Fax: 1-866-249-7775 (Canada and the United States only) or (416) 263-9524 (international). The voting direction must be received by Computershare at least 48 hours prior to the commencement of the Meeting.

Revocation of Proxies

A Fund Securityholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such securityholder or by his attorney duly authorized in writing or, if the holder of Fund Securities is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Investor Services Inc. no less than 48 hours prior to the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The record date for determination of Fund Securityholders entitled to receive notice of and to vote at the Meeting is May 23, 2010. Only Fund Securityholders whose names have been entered in the applicable register of Units, Class A Shares or Exchangeable Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Fund Securities who acquire Fund Securities after the Record Date will not be entitled to vote or direct the Voting and Exchange Trust Agreement Trustee to vote, as applicable, such Fund Securities.

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Fund Securityholder or his or her attorney authorized in writing, or if the Fund Securityholder is a corporation, the form of proxy or voting direction should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy or voting direction signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Fund).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Units and Class A Shares in respect of which they are appointed in accordance with the direction of the securityholder appointing them. In the absence of such direction, the Units and Class A Shares will be voted FOR the approval of the matters outlined in the Notice of Meeting.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Fund knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Procedure and Votes Required

A quorum at the Meeting shall be two or more individuals present in person either holding personally or representing by proxy not less than 25% of the aggregate number of Fund Securities then outstanding. In the event a quorum is not present within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chair of the Meeting. No notice of the adjourned Meeting will be required and if at such adjourned Meeting a quorum is not present, the Fund Securityholders then present either personally or by proxy shall form a quorum for all purposes.

Pursuant to the Interim Order:

(a)	the Fund Securityholders will vote in respect of the Arrangement Resolution together as a single class of securities. Each Unit and Class A Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The special voting right held by Computershare Trust Company of Canada for the benefit of holders of Exchangeable Shares shall be entitled to a number of votes at the Meeting equal to the aggregate number of Exchangeable Shares held by such holders on the Record Date in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. Only Fund Securityholders whose names have been entered on the applicable register of Units, Class A Shares or Exchangeable Shares, as the case may be, on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Holders of Units, Class A Shares and Exchangeable Shares who acquire their Fund Securities after the Record Date will not be entitled to vote such Fund Securities at the Meeting;

(b)	the JEEC Shareholders will also vote in respect of the Arrangement Resolution as a separate class of securities. For the purposes of such vote, JEEC Shareholders will be deemed to have voted in the same manner as they instructed Computershare Trust Company of Canada to vote on the Arrangement Resolution pursuant to the special voting right;

(c)	the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the Fund Securityholders, either in person or by proxy, voting together as a single class, at the Meeting; and

(d)	in order for the Arrangement to be effective on the Exchangeable Shares, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by the JEEC Shareholders voting together as a separate class at the Meeting.

AUDITORS’ CONSENTS

We have read the notice of annual and special meeting of the securityholders of Just Energy Income Fund and management information circular of Just Energy Income Fund (the “Fund”) dated May 27, 2010 with respect to, among other things, the plan of arrangement involving the Fund, Just Energy Group Inc. (the “Company”), Just Energy Corp. (“JEC”), Just Energy Exchange Corp. (“JEEC”), OESC ExchangeCo II Inc., ESIF Commercial Trust I, UEGL ExchangeCo Corp., the holders of trust units of the Fund, the holder of the Class A preference shares of JEC and the holders of exchangeable shares, series 1 of JEEC and the holders of Unit options, Unit appreciation rights and deferred Unit grants of the Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned document of our report to the unitholders of the Fund on the consolidated balance sheets of the Fund as at March 31, 2010 and 2009 and the consolidated statement of operations, unitholders’ equity, comprehensive income and cash flows for the years then ended. Our report is dated May 19, 2010.

We further consent to the inclusion in the above-mentioned document of our report to the board of directors of the Company on the balance sheet of the Company as at May 27, 2010. Our report is dated May 27, 2010.

Toronto, Canada May 27, 2010	(Signed) KPMG LLP Chartered Accountants, Licensed Public Accountants

We have read the management information circular of Just Energy Income Fund (the “Fund”) dated May 27, 2010 relating to the plan of arrangement involving the Fund, Just Energy Group Inc., Just Energy Corp. (“ JEC”), Just Energy Exchange Corp. (“JEEC”), OESC ExchangeCo II Inc., ESIF Commercial Trust I, UEGL ExchangeCo Corp., the holders of trust units of the Fund, the holder of the Class A preference shares of JEC and the holders of exchangeable shares, series 1 of JEEC and the holders of Unit options, Unit appreciation rights and deferred Unit grants of the Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We have performed only limited procedures, including enquiries of Hudson Parent Holdings, LLC’s management with respect to events occurring between the date of our audit report and the date of this consent. We have not performed any procedures subsequent to the date of this consent.

We consent to the incorporation by reference in the above-mentioned information circular of our report to the Board of Directors of Hudson Parent Holdings, LLC and subsidiaries (“Hudson”) on the consolidated balance sheets of Hudson as of December 31, 2009 and 2008 and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended. Our report is dated April 8, 2010.

Chicago, Illinois May 27, 2010	(Signed) McGladrey & Pullen, LLP Certified Public Accountants

SCHEDULE A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.	the arrangement (“Arrangement”) under Section 192 of the Canada Business Corporations Act substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Schedule C to the management information circular (the “Information Circular”) of Just Energy Income Fund (the “Fund”) dated May 23, 2010 and all transactions contemplated thereby, be and are hereby authorized and approved;

2.	the arrangement agreement (“Arrangement Agreement”) dated May 27, 2010 among the Fund, Just Energy Corp. (“JEC”), Just Energy Group Inc. (“AcquisitionCo”) and Just Energy Exchange Corp. (“JEEC”), a copy of which is attached as Schedule C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.	each of the Fund, AcquisitionCo and JEEC be and is hereby authorized to apply for a Final Order of the Court of Queen’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended);

4.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of each of JEC, AcquisitionCo and JEEC may, without further notice to or approval of the holders of trust units of the Fund, the holder of the Class A preference shares of JEC or the holders of exchangeable shares, series 1 of JEEC, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

5.	any director or officer of JEC, for and on behalf of JEC and the Fund, and any director or officer of JEEC, for and on behalf of JEEC, is hereby authorized to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments (including, without limitation, amendments to the declaration of trust of the Fund, the constating documents of any subsidiary entities of the Fund (including JEC or JEEC) any agreements between or among the Fund and any of its subsidiary entities (including JEC or JEEC)) and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

SCHEDULE B

INTERIM ORDER

Action No. 1001-07756

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C, 1985 c. C-44 as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING JUST ENERGY INCOME FUND, JUST ENERGY EXCHANGE CORP., JUST ENERGY GROUP INC., JUST ENERGY CORP., OESC EXCHANGECO II INC., ESIF COMMERCIAL TRUST I, UEGL EXCHANGECO CORP., AND THE SECURITYHOLDERS OF JUST ENERGY INCOME FUND, JUST ENERGY CORP. AND JUST ENERGY EXCHANGE CORP.

BEFORE THE HONOURABLE JUSTICE J. STREKAF IN CHAMBERS	) ) )	AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON THE 27TH DAY OF MAY, 2010.

INTERIM ORDER

UPON the Petition of Just Energy Income Fund (the “Fund”), Just Energy Exchange Corp. (“ JEEC”) and Just Energy Group Inc. (“AcquisitionCo”);

AND UPON reading the Petition and the Affidavit of Ken Hartwick, of the Town of Milton in the Province of Ontario sworn May 26, 2010 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the Fund, JEEC and AcquisitionCo;

AND UPON noting that the Director (the “Director”) has been served with notice of this application as required by subsection 192(5) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) and that the Director does not need to appear or be heard on this application;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Management Information Circular of the Fund (the “Information Circular”) attached as Exhibit A to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the arrangement agreement dated May 26, 2010 (“Arrangement Agreement”), among the Fund, JEEC, AcquisitionCo and Just Energy Corp. (“JEC”) attached as Schedule C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an “arrangement” within the meaning of Section 192 of the CBCA and the Petitioners may proceed with the Arrangement, as described in the Affidavit.

2.	The Fund, JEEC and AcquisitionCo shall seek approval of the Arrangement by the holders (the “Fund Securityholders” or individually referred to as “Fund Securityholder”) of:

(a)	trust units (“Units”) of the Fund (“Unitholders”);

(b)	Class A preference shares (“Class A Shares”) of JEC; and

(c)	exchangeable shares, series 1 (“Exchangeable Shares”) of JEEC (“JEEC Shareholders”)

in the matter set forth below.

Meeting

3.

The Fund shall call and conduct an annual and special meeting (the “Meeting”) of the Fund Securityholders on or about June 29th, 2010. At the Meeting, the Fund Securityholders will consider and vote upon a special resolution (the “Arrangement

2

Resolution”) in respect of the Arrangement and related matters, and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.	A quorum at the Meeting shall be individuals present in person not being less than two (2) in number and holding or representing by proxy not less than twenty-five (25%) per cent of the Fund Securities entitled to be voted at the Meeting. If a quorum is present at the opening of the Meeting, the Fund Securityholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chair of the Meeting. No notice of the adjourned Meeting will be required and if at such adjourned Meeting a quorum is not present, the Fund Securityholders then present either personally or by proxy shall form a quorum for all purposes. .

5.	The record date for determination of the Fund Securityholders entitled to receive notice of and to vote at the Meeting will be the close of business on May 23, 2010 (the “Record Date”). Fund Securityholders of record at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. No person who became a Fund Securityholder after the Record Date shall be entitled to vote at the Meeting.

Conduct of the Meeting

6.	At the Meeting, the Fund Securityholders shall each be entitled to one vote in respect of the Arrangement Resolution. For certainty, pursuant to the special voting right of the Fund issued to Computershare Trust Company of Canada (“Computershare”), Computershare shall vote on behalf of the JEEC Shareholders in accordance with the instructions received by it from the JEEC Shareholders.

7.	The Chairperson of the Meeting shall be the Executive Chair of the Board of JEC or, failing her, any other officer or director of JEC, or failing them, any person to be chosen at the Meeting.

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8.	The only persons entitled to attend and speak at the Meeting shall be the Fund Securityholders or their authorized representatives, the trustee of the Fund, Computershare, the officers of the Fund, if any, the directors and officers of JEC, the administrator of the Fund, the Fund’s auditors, JEEC’s director’s and officers, the Director and authorized representatives of AcquisitionCo and any other person approved by the Trustee of the Fund, the chairperson of the meeting or by resolution passed by a majority of the votes cast by Fund Securityholders represented at the meeting

9.

The number of votes required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by the Fund Securityholders, voting together as a single class, either in person or by proxy, at the Meeting.

10.

In order for the Arrangement to be effective upon JEEC, the JEEC Shareholders and UEGL Exchangeco Corp., it must also be approved by not less than 66 2/ 3% of the votes casts by the JEEC Shareholders, voting as a separate class, as reflected by the vote of the Special Voting Right by Computershare in accordance with the instructions received by it from the JEEC Shareholders (the “JEEC Arrangement Resolution”).

11.	To be valid:

(a)	proxies for holders of Units and Class A Shares; and

(b)	voting directions for holders of Exchangeable Shares;

must be deposited with the Fund and Computershare, respectively, or their agents for these purposes in the manner described in the Information Circular.

12.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

13.	In all other respects, the Meeting, and any adjournments thereof, shall be called, held and conducted in accordance with the “Notice of Annual and Special Meeting” forming part of the Information Circular, the amended and restated declaration of trust of the Fund and the CBCA, subject to such modifications as may be set out in this Order or any other order of this Court.

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Dissent Rights

14.	Registered Unitholders and, provided that the JEEC Arrangement Resolution is approved by JEEC Shareholders, JEEC Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 190 of the CBCA with respect to the Arrangement Resolution and to be paid the fair value of their Units and Exchangeable Shares, respectively, provided that:

(a)

notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA is required to be sent to the Fund c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention Shannon Wray by 2 p.m. Calgary time (4 p.m. Toronto time) on the second business day immediately preceding the date of the Meeting, or any adjournment thereof;

(b)	a dissenting Fund Securityholder shall not have voted his or her Units or Exchangeable Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution or the JEEC Arrangement Resolution;

(c)	a dissenting Fund Securityholder may dissent only with respect to all of the Units and Exchangeable Shares held by such Fund Securityholder or on behalf of any one beneficial owner and registered in the dissenting Fund Securityholder’s name; and

(d)	dissenting Fund Securityholders exercising such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Order.

15.	The fair value of the Units and Exchangeable Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Fund Securityholders.

16.	Subject to further order of this Honourable Court, the rights available to the Fund Securityholders under the CBCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Fund Securityholders with respect to the Arrangement Resolution.

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17.	Notice to the Fund Securityholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their Units and Exchangeable Shares shall be given by including information with respect to this right in the Information Circular to be sent to the Fund Securityholders in accordance with paragraph 20 of this Order.

Notice

18.	An Information Circular, substantially in the form attached as Exhibit A to the Affidavit, with amendments thereto as counsel for the Fund, JEEC and AcquisitionCo may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, courier or delivery in person, at least 21 days prior to the date of the Meeting to Fund Securityholders at the addresses for such Fund Securityholders recorded in the records of the Fund, JEC and JEEC at the close of business on the Record Date, and to the trustee of the Fund, Computershare in its capacity as holder of the Special Voting Right, directors of JEC and JEEC, and auditors of the Fund. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

19.	An Information Circular as described above shall be provided to the Director by prepaid ordinary mail or courier at least 21 days prior to the Meeting.

20.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Fund Securityholders, the trustee of the Fund, Computershare, the directors of JEC and JEEC, and auditors of the Fund. and the Director of:

(a)	the Petition;

(b)	this Order;

(c)	the Notice of Annual and Special Meeting; and

(d)	the Notice of Petition;

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all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as the Fund, AcquisitionCo and JEEC may consider fit.

Amendments

21.	The Fund, JEEC and AcquisitionCo are authorized, subject to the terms of the Arrangement Agreement, to make such amendments, revisions and/or supplements to the Arrangement as they may determine and the Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement to be submitted to the Fund Securityholders at the Meeting and shall be the subject of the Arrangement Resolution and the JEEC Arrangement Resolution.

Final Application

22.	Subject to further Order of this Honourable Court and provided that the Fund Securityholders, voting together as a single class, have approved the Arrangement and the board of directors of JEC have not revoked that approval, the Fund, AcquisitionCo and, provided further that the JEEC Shareholders, voting as a separate class, have approved the Arrangement and the board of directors of JEEC have not revoked that approval, JEEC, may proceed with an application for approval of the Arrangement and the Final Order on June 30th, 2010 at 1:30 p.m. Calgary time (3:30 p.m. Toronto time) or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, (i) the Fund Securityholders, (ii) the Fund Arrangement Parties (as defined in the Arrangement); and (iii) the holders of Fund Incentive Rights; will be bound by the Arrangement in accordance with its terms; provided, for certainty, that if the Arrangement is not approved by the JEEC Shareholders, voting as a separate class, or if so approved such approval has been revoked by the board of directors of JEEC, JEEC, the Exchangeable Shareholders and UEGL Exchangeco Corp. shall not be bound by the Arrangement.

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23.	Any Fund Securityholder or any other interested party (collectively, “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Honourable Court and serve, upon the Fund, AcquisitionCo and JEEC, on or before 2:00 p.m. Calgary Time on June 22, 2010, a Notice of Intention to Appear including the Interested Party’s address for service indicating whether such Fund Securityholder or other interested party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Fund Securityholder or other interested party intends to advocate before this Honourable Court, and any evidence or materials which the Interested Party intends to present to the Honourable Court. Service of this notice on the Fund, AcquisitionCo and JEEC shall be effected by service upon the solicitors for the Fund, AcquisitionCo and JEEC, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Shannon Wray.

24.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Honourable Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 23 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

25.	Each of the Fund, AcquisitionCo and JEEC is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Honourable Court may direct.

“J. Strekaf”
J.C.Q.B.A.
ENTERED at Calgary, Alberta,
27th day of May, 2010.

“K. McAusland”
Clerk of the Court of Queen’s Bench

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ACTION NO. 1001-07756

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C, 1985 c. C-44 as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING JUST ENERGY INCOME FUND, JUST ENERGY EXCHANGE CORP., JUST ENERGY GROUP INC., JUST ENERGY CORP., OESC EXCHANGECO II INC., ESIF COMMERCIAL TRUST I, UEGL EXCHANGECO CORP., AND THE SECURITYHOLDERS OF JUST ENERGY INCOME FUND, JUST ENERGY CORP. AND JUST ENERGY EXCHANGE CORP.

INTERIM ORDER

BURNET, DUCKWORTH & PALMER LLP

1400, 350 – 7th Avenue S.W.

Calgary, AB T2P 3N9

Shannon Wray

Telephone: (403) 260-0245

File No.: 55679-36

SCHEDULE C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 26th day of May, 2010.

AMONG:

JUST ENERGY INCOME FUND, a trust organized under the laws of the Province of Ontario (the “Fund”)

- and -

JUST ENERGY EXCHANGE CORP., a body corporate amalgamated under the federal laws of Canada (“JEEC”)

- and -

JUST ENERGY GROUP INC., a body corporate incorporated under the federal laws of Canada (“AcquisitionCo”)

- and -

JUST ENERGY CORP., a body corporate amalgamated under the laws of the Province of Ontario (“JEC”)

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of Fund Securities;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the CBCA; and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

All capitalized terms which are used in this Agreement and not otherwise defined herein shall have the meanings given to such terms in the Plan of Arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof. In addition, the following terms used in this Agreement have the following meanings:

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Debentures” means, collectively, the 6.0% extendible convertible unsecured subordinated debentures of the Fund due June 30, 2017 and the 6.0% convertible unsecured subordinated debentures of JEEC due September 30, 2014;

“Fund Entities” means, together, the Fund, JEEC, AcquisitionCo and JEC;

“Information Circular” means the information circular and proxy statement to be prepared by the Fund and forwarded as part of the proxy solicitation materials to Fund Securityholders in respect of the Meeting;

“Meeting” means the annual and special meeting of Fund Securityholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

“Person” means an individual, partnership, association, body corporate, corporation, trust, unincorporated organization, government, regulatory authority, or other entity;

“Plan of Arrangement” means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof; and

“TSX” means the Toronto Stock Exchange.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, corporations, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6	Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place except that the Effective Date can fall on a date that is not a Business Day.

1.7	Entire Agreement

This Agreement, together with Exhibit A attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable in Ontario and shall be treated in all respects as an Ontario contract.

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1.9	Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

1.10	Statutory References

A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

As soon as reasonably practicable, the Fund Entities shall apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 192(4) of the CBCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Fund Arrangement Resolution and the JEEC Arrangement Resolution;

(b)	subject to obtaining all necessary approvals of the Fund Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)	structure the Arrangement such that the issuance of the AcquisitionCo Common Shares to be issued to Fund Securityholders pursuant to the Arrangement which, on the Amalgamation survive and continue as New Just Energy Common Shares qualify for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

(d)	subject to fulfillment of the conditions set forth herein, deliver to the Director Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out therein without any act or formality.

2.2	AcquisitionCo

The Fund has caused AcquisitionCo to be incorporated under the CBCA. Prior to the Effective Time, the Fund shall not permit AcquisitionCo to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement.

2.3	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

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ARTICLE 3

COVENANTS

3.1	Covenants of the Fund Entities

Each of the parties covenants and agrees that it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b)	use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	in the case of the Fund, solicit proxies to be voted at the Meeting in favour of the Fund Arrangement Resolution and the JEEC Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to Fund Securityholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	in the case of the Fund, convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(e)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f)	subject to the approval of the Fund Arrangement Resolution by the Fund Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(h)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Director pursuant to subsection 192(6) of the CBCA;

(i)	not, except in the ordinary course of business, as previously publicly announced prior to the date hereof or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws as the same exist at the date of this Agreement in a manner which might interfere with or be inconsistent with the transactions contemplated by this Agreement;

(k)	in the case of the Fund, cause AcquisitionCo to take all action necessary to give effect to the transaction contemplated by this Agreement and the Arrangement;

(l)	in the case of the Fund, cause OESC Exchangeco II Inc. to be continued as a corporation under the CBCA prior to the Effective Date;

(m)	reserve and authorize for issuance the AcquisitionCo Common Shares and the New Just Energy Common Shares issuable pursuant to the Arrangement;

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(n)	prior to the Effective Date, make application to substitutionally list the New Just Energy Common Shares issuable pursuant to the Arrangement and the Debentures to be assumed by New Just Energy pursuant to the Arrangement on the TSX together with the New Just Energy Common Shares that will be issuable on the conversion of the Debentures and pursuant to the equity incentive plans to be adopted or assumed by New Just Energy in replacement of the Fund Incentive Plans; and

(o)	at or prior to the Effective Time. enter into supplemental indentures in accordance with the applicable indentures governing the Debentures pursuant to which New Just Energy will assume the covenants and obligations of the Fund and JEEC, as applicable, in respect of the Debentures, which supplemental indentures will entitle the holders of the Debentures after the Effective Time to acquire New Just Energy Common Shares on conversion of the Debentures.

3.2	Amendments to the Declarations of Trust

The parties hereto agree that pursuant to the Arrangement, the Fund Declaration of Trust, and the CT Declaration of Trust if necessary, shall be amended in a manner satisfactory to the Fund Entities, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Fund Entities to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than June 15, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Fund Arrangement Resolution shall have been approved by the requisite number of votes cast by the Fund Securityholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c)	the JEEC Arrangement Resolution shall have been approved by the requisite number of votes cast by the JEEC Shareholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements, provided that this condition shall be for the benefit of JEEC only;

(d)	the Final Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than July 31, 2010 or such later date as the parties hereto may agree;

(e)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Fund Entities, acting reasonably, shall have been accepted for filing by the Director together with the Final Order in accordance with subsection 192(6) of the CBCA;

(f)	no material action or proceeding shall be pending or threatened by any Person and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

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(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g)	all necessary or advisable material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from the Fund’s principal lenders and suppliers;

(h)	there shall not, as of the Effective Date, be holders of Fund Securities that hold, in aggregate, in excess of 2.5% of all outstanding Fund Securities, that have validly exercised and not withdrawn their rights of dissent under the CBCA and the Interim Order;

(i)	the TSX shall have conditionally approved the listing or the substitutional listing of the New Just Energy Common Shares (including the New Just Energy Common Shares issuable on the conversion of the Debentures and pursuant to the equity incentive plans to be adopted or assumed by New Just Energy in replacement of the Fund Incentive Plans) to be issued pursuant to the Arrangement and of the Debentures to be assumed by New Just Energy pursuant to the Arrangement; and

(j)	the board of directors of JEC shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Fund Unitholders.

4.2 Notice and Effect of Failure to Comply with Conditions

If any of the conditions precedents set forth in sections 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement (provided that in the case of the condition in subsection 4.1(c) hereof, as to JEEC’s participation in the Arrangement only) provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other parties, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3 Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the Fund Securityholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

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6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

(b)	the Arrangement shall not have become effective on or before January 1, 2011 or such later date as may be agreed to by the parties hereto; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement. Notwithstanding the foregoing, any party shall be entitled to assign all of its respective right, title and interest under this Agreement to any collateral agent for and on behalf of the senior lenders to such party and/or any of its subsidiaries, solely as security for the obligations of such party in connection with the indebtedness owing to such senior lenders, but such assignment shall not relieve such party from any of its obligations under this Agreement. Subject to the foregoing, no third party shall have any rights hereunder unless expressly stated to the contrary.

7.3 Exclusivity

None of the covenants of the Fund or JEC contained herein shall prevent the board of directors of JEC from responding as required by law to any submission or proposal regarding any acquisition or disposition of assets or any proposal to amalgamate, merge or effect an arrangement or any acquisition proposal generally or make any disclosure to the Fund’s securityholders with respect thereto which in the judgment of the board of directors of JEC is required under applicable law.

7.4 Expenses

AcquisitionCo shall pay all expenses in connection with the preparation and execution of this Agreement and the completion of the transactions contemplated hereby or incidental hereto in the event of the successful implementation of the Arrangement pursuant to the terms of this Agreement.

7.5 Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

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7.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.8 Time of Essence

Time shall be of the essence.

7.9 Liability of the Fund

The parties hereto acknowledge that, except to the extent that JEC is entering into this Agreement in its own right, JEC is entering into this Agreement on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Fund Trustee, JEC, the directors or officers of JEC or any holder of Fund Units and that any recourse against the Fund, the Fund Trustee, JEC, the directors or officers of JEC or any holder of Fund Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the assets of the Fund in accordance with the Fund Declaration of Trust as amended from time to time.

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7.10 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

JUST    ENERGY    INCOME    FUND,    by     its    JUST ENERGY EXCHANGE CORP.

administrator, Just Energy Corp.

Per:	(signed) “Ken Hartwick”	Per:	(signed) “Ken Hartwick”
	Ken Hartwick		Ken Hartwick
	President and Chief Executive Officer		President and Chief Executive Officer

Per:	(signed) “Beth Summers”	Per:	(signed) “Beth Summers
	Beth Summers		Beth Summers
	Chief Financial Officer		Chief Financial Officer

JUST ENERGY GROUP INC.		JUST ENERGY CORP.

Per:	(signed) “Ken Hartwick”	Per:	(signed) “Ken Hartwick”
	Ken Hartwick		Ken Hartwick
	President and Chief Executive Officer		President and Chief Executive Officer

Per:	(signed) “Beth Summers	Per:	(signed) “Beth Summers
	Beth Summers		Beth Summers
	Chief Financial Officer		Chief Financial Officer

9

Exhibit A

Plan of Arrangement

Plan of Arrangement under Section 192

of the

Canada Business Corporations Act

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“AcquisitionCo” means Just Energy Group Inc., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Fund;

(b)	“AcquisitionCo Common Shares” means common shares in the capital of AcquisitionCo and, following the Amalgamation, means the New Just Energy Common Shares;

(c)	“AcquisitionCo DSGs” means deferred share grants in respect of AcquisitionCo Common Shares to be granted to holders of Fund Director DUGs under the Arrangement;

(d)	“AcquisitionCo EPS Rights” means rights to acquire AcquisitionCo Common Shares to be granted to holders of rights to acquire Fund Units under the Fund EPS Plan under the Arrangement;

(e)	“AcquisitionCo EUP Rights” means rights to acquire AcquisitionCo Common Shares to be granted to holders of rights to acquire Fund Units under the Fund EUP Plan under the Arrangement;

(f)	“AcquisitionCo Options” means options to acquire AcquisitionCo Common Shares to be granted to holders of Fund Options under the Arrangement;

(g)	“AcquisitionCo RSGs” means restricted share grants in respect of AcquisitionCo Common Shares to be granted to holders of Fund UARs under the Arrangement;

(h)	“Amalgamation” means the amalgamation pursuant to this Plan of Arrangement of AcquisitionCo and, provided that it has been continued as a corporation under the CBCA prior to the Effective Time, OESC ExchangeCo, and, if the JEEC Arrangement Resolution is approved, JEEC and UEGL ExchangeCo;

(i)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(j)	“Arrangement Agreement” means the arrangement agreement dated effective May 27, 2010 among the Fund, JEEC, AcquisitionCo, and JEC, with respect to the Arrangement and all amendments thereto and restatements thereof;

(k)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order has been made;

(l)	“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Toronto, Ontario are not generally open for business;

(m)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

(n)	“Certificate” means the certificate of arrangement which may be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement and giving effect to the Arrangement

(o)	“Computershare” means Computershare Trust Company of Canada;

(p)	“CT” means ESIF Commercial Trust I, an open ended investment trust established under the laws of the Province of Ontario pursuant to the CT Declaration of Trust;

(q)	“CT Declaration of Trust” means the trust indenture dated March 16, 2004 between the Fund, as the initial unitholder and JEC as trustee, as amended from time to time;

(r)	“CT Preferred Units” means the 1,394,489 preferred units of CT owned by JEC;

(s)	“Court” means the Court of Queen’s Bench of Alberta;

(t)	“Depositary” means Computershare, or such other person as may be designated by the Fund or, following the Effective Time, New Just Energy, for the purpose of receiving the deposit of certificates formerly representing Fund Securities;

(u)	“Director” means the Director appointed pursuant to section 260 of the CBCA;

(v)	“Dissenting Securityholders” means registered holders of Fund Units and, if the JEEC Arrangement Resolution is approved, registered holders of JEEC Exchangeable Shares, in each case who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(w)	“Effective Date” means the date shown in the Certificate;

(x)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as may be specified in writing by the Fund, JEC, in its capacity as administrator of the Fund, or New Just Energy;

(y)	“Final Order” means the order of the Court approving the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z)	“Fund” means Just Energy Income Fund, a trust organized under the laws of the Province of Ontario and governed by the Fund Declaration of Trust;

(aa)	“Fund Arrangement Parties” means the Fund, JEC, AcquisitionCo, OESC ExchangeCo, JEEC, CT, and UEGL ExchangeCo, and, following the Amalgamation, New Just Energy;

(bb)	“Fund Arrangement Resolution” means the special resolution in respect of the Arrangement passed by the Fund Voting Securityholders at the Fund Meeting;

(cc)	“Fund Declaration of Trust” means the amended and restated declaration of trust dated April 18, 2001 between JEC and the Fund Trustee, as the same may be further amended or amended and restated from time to time;

(dd)	“Fund DDC Plan” means the Directors’ Deferred Compensation Plan of the Fund as amended from time to time;

(ee)	“Fund DUGs” means deferred unit grants in respect of Fund Units outstanding under the Fund DDC Plan;

(ff)	“Fund EPS Plan” means the Employee Profit Sharing Plan of the Fund as amended from time to time;

(gg)	“Fund EUP Plan” means the Employee Unit Purchase Plan (for employees of U.S. subsidiaries) of the Fund as amended from time to time;

(hh)	“Fund Incentive Plans” means, collectively, the Fund DDC Plan, the Fund EPS Plan, the Fund EUP Plan, the Fund Option Plan and the Fund UAR Plan;

(ii)	“Fund Note” means the promissory note, in aggregate principal amount equal to the fair market value of the CT Preferred Units, to be issued in favour of JEC pursuant to subsection 3.1(r) hereof, in consideration of the transfer of the CT Preferred Units by JEC to the Fund;

(jj)	“Fund Meeting” means the annual and special meeting of Fund Voting Securityholders held to consider the Fund Arrangement Resolution and related matters in accordance with the terms of the Interim Order, and any adjournment(s) thereof;

(kk)	“Fund Option Plan” means the 2001 Unit Option Plan of the Fund as amended from time to time;

(ll)	“Fund Options” means options to acquire Fund Units outstanding under the Fund Option Plan;

(mm)	“Fund Trustee” means Montreal Trust Company of Canada (and its successors), in its capacity as trustee under the Fund Declaration of Trust;

(nn)	“Fund Securities” means, collectively, the Fund Units, the JEEC Exchangeable Shares and the JEC Class A Shares;

(oo)	“Fund Securityholders” means, collectively, the Fund Unitholders, the JEEC Exchangeable Shareholders and the holder(s) of the JEC Class A Shares;

(pp)	“Fund Special Voting Right” means the one special voting right of the Fund issued to Computershare in its capacity as trustee under the voting and exchange trust agreement dated July 1, 2009 among the Fund, JEEC, UEGL ExchangeCo and Computershare, the beneficiaries of which are the JEEC Exchangeable Shareholders;

(qq)	“Fund UAR Plan” means the 2004 Unit Appreciation Rights Plan of the Fund as amended from time to time;

(rr)	“Fund UARs” means unit appreciation rights in respect of Fund Units outstanding under the Fund UAR Plan;

(ss)	“Fund Unitholders” means registered holders of Fund Units from time to time;

(tt)	“Fund Units” means the trust units of the Fund;

(uu)	“Fund Voting Securityholders” means the holders of Fund Voting Securities and the Fund Special Voting Right from time to time;

(vv)	“Fund Voting Securities” means, collectively, the Fund Units, the Fund Special Voting Right and the JEC Class A Shares;

(ww)	“Interim Order” means the interim order of the Court containing declarations and directions with respect to the notice to be given in respect of, and the conduct of, the Fund Meeting and otherwise with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(xx)	“Letter of Transmittal” means the letter of transmittal to be sent to the Fund Securityholders, pursuant to which such holders will be required to deliver certificates representing Fund Securities in order to receive the New Just Energy Common Shares issuable to them pursuant to the Arrangement;

(yy)	“JEC” means Just Energy Corp., a corporation amalgamated under the laws of the Province of Ontario and a subsidiary of the Fund;

(zz)	“JEC Class A Shares” means the Class A preference shares in the capital of JEC;

(aaa)	“JEEC” means Just Energy Exchange Corp., a corporation incorporated under the CBCA and a subsidiary of the Fund;

(bbb)	“JEEC Arrangement Resolution” means the special resolution of JEEC Exchangeable Shareholders approving the Arrangement;

(ccc)	“JEEC Exchangeable Shareholders” means the holders from time to time of JEEC Exchangeable Shares;

(ddd)	“JEEC Exchangeable Shares” means the exchangeable shares, series 1 in the capital of JEEC;

(eee)	“New Just Energy” means the corporation formed pursuant to the Amalgamation and, if the Amalgamation is not completed, means AcquisitionCo;

(fff)	“New Just Energy Common Shares” means the common shares in the capital of New Just Energy outstanding following completion of the Amalgamation;

(ggg)	“OESC ExchangeCo” means OESC Exchangeco II Inc., a corporation incorporated under the laws of the Province of Ontario; and

(hhh)	“UEGL ExchangeCo” means UEGL Exchangeco Corp., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Fund.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 The parties to this Plan of Arrangement intend that for United States federal income tax purposes the transactions contemplated hereby qualify as a “reorganization” within the meaning of subsection 368(a) of the United States Internal Revenue Code of 1986, as amended, and that this Plan of Arrangement constitutes a “plan of reorganization” for such purposes.

2.3 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective as of, and be binding as of and after, the Effective Time on: (i) the Fund Securityholders; (ii) the Fund Arrangement Parties; and (iii) the holders of Fund Options, Fund DUGs, Fund UARs and rights to acquire Fund Units under the Fund EPS Plan and the Fund EUP Plan; provided that for greater certainty, if the JEEC Arrangement Resolution is not approved, JEEC, the JEEC Exchangeable Shareholders and UEGL ExchangeCo shall not participate in this Plan of Arrangement,

2.4 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

2.5 Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time. Furthermore, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.

ARTICLE 3

ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order, each occurring immediately after the completion of the previous step, without any further act or formality except as otherwise provided herein:

Amendment of Fund Declaration of Trust

(a)	the Fund Declaration of Trust shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Amendment of CT Declaration of Trust

(b)	the CT Declaration of Trust shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

Dissenting Securityholders

(c)	the Fund Units held by Dissenting Securityholders shall be deemed to have been transferred to the Fund (free and clear of any and all liens, claims and encumbrances) and shall be immediately cancelled and cease to be outstanding, and such Dissenting Securityholders shall cease to be Fund Unitholders or to have any rights as Fund Unitholders, other than the right to be paid the fair value of their Fund Units in accordance with Article 4;

(d)	if the JEEC Arrangement Resolution is approved, the JEEC Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to JEEC (free and clear of any and all liens, claims and encumbrances) and shall be immediately cancelled and cease to be outstanding, and such Dissenting Securityholders shall cease to be JEEC Exchangeable Shareholders or to have any rights as JEEC Exchangeable Shareholders, other than the right to be paid the fair value of their JEEC Exchangeable Shares in accordance with Article 4;

Removal of AcquisitionCo Share Transfer and Issue Restrictions

(e)	the articles of AcquisitionCo shall be amended to eliminate the restrictions on share transfers and the limitations on share issuances and shareholders by deleting Item 4 and paragraphs a and b of Item 7 thereof in their entirety;

Exchange of Fund Units

(f)	all of the issued and outstanding Fund Units (for greater certainty, other than those Fund Units (if any) previously transferred to the Fund by Dissenting Securityholders and immediately cancelled by the Fund pursuant to subsection 3.1(c)) shall be transferred by Fund Unitholders to, and acquired by, AcquisitionCo (free and clear of any and all liens, claims and encumbrances);

(g)	in exchange for each one (1.0) Fund Unit acquired by AcquisitionCo pursuant to subsection 3.1(f), AcquisitionCo shall issue one (1.0) AcquisitionCo Common Share to the Fund Unitholder who transferred such Fund Unit to AcquisitionCo;

Exchange of JEC Class A Shares

(h)	all of the issued and outstanding JEC Class A Shares shall be transferred by the holder(s) thereof to, and acquired by, AcquisitionCo (free and clear of any and all liens, claims and encumbrances);

(i)	in exchange for each one (1.0) JEC Class A Share acquired by AcquisitionCo pursuant to subsection 3.1(h), AcquisitionCo shall issue one (1.0) AcquisitionCo Common Share to the holder who transferred such JEC Class A Share to AcquisitionCo;

Exchange of JEEC Exchangeable Shares

(j)	if the JEEC Arrangement Resolution is approved, all of the issued and outstanding JEEC Exchangeable Shares (for greater certainty, other than those JEEC Exchangeable Shares (if any) previously transferred to JEEC by Dissenting Securityholders and immediately cancelled by JEEC pursuant to subsection 3.1(d)) shall be transferred by JEEC Exchangeable Shareholders to, and acquired by, AcquisitionCo (free and clear of any and all liens, claims and encumbrances);

(k)	in exchange for each one (1.0) JEEC Exchangeable Share acquired by AcquisitionCo pursuant to subsection 3.1(j), AcquisitionCo shall transfer one (1.0) AcquisitionCo Common Share to the JEEC Exchangeable Shareholder who transferred such JEEC Exchangeable Share to AcquisitionCo;

Termination of Special Voting Right

(l)	The Special Voting Right shall be cancelled and cease to be outstanding.

Exchange of Rights Under Fund Incentive Plans

(m)	each of the issued and outstanding Fund Options shall be exchanged for an AcquisitionCo Option under an agreement with AcquisitionCo to acquire the same number of AcquisitionCo Common Shares as the number of Fund Units subject to the Fund Option, at the same price and on the same terms as provided in the Fund Option;

(n)	each of the issued and outstanding Fund UARs shall be exchanged for an AcquisitionCo RSG under an agreement with AcquisitionCo to receive the same number of AcquisitionCo Common Shares as the number of Fund Units subject to the Fund UARs on the same terms as provided in the Fund UARs;

(o)	each of the issued and outstanding Fund DUGs shall be exchanged for an AcquisitionCo DSG under an agreement with AcquisitionCo to receive the same number of AcquisitionCo Common Shares as the number of Fund Units subject to the Fund DUGs on the same terms as provided in the Fund DUGs;

(p)	each of the issued and outstanding rights to acquire Fund Units under the Fund EPS Plan shall be exchanged for equivalent AcquisitionCo EPS Rights under an agreement with AcquisitionCo to acquire the same number of AcquisitionCo Common Shares as the number of Fund Units subject to the rights under the Fund EPS Plan; on the same terms as provided in the rights under the Fund EPS Plan

(q)	each of the issued and outstanding rights to acquire Fund Units under the Fund EUP Plan shall be exchanged for equivalent AcquisitionCo EUP Rights under an agreement with AcquisitionCo to acquire the same number of AcquisitionCo Common Shares as the number of Fund Units subject to the rights under the Fund EUP Plan on the same terms as provided in the rights under the Fund EUP Plan;

Transfer of CT Preferred Units

(r)	JEC shall sell, transfer, assign and convey the CT Preferred Units to the Fund and as consideration for the CT Preferred Units, the Fund shall issue to JEC the Fund Note;

CT Distribution

(s)	CT shall declare a distribution to the Fund of an amount equal to any remaining taxable income not declared payable or paid to the Fund prior to the Effective Time.

Wind-Up and Termination of CT

(t)	CT shall be liquidated and dissolved (as a result of which CT shall cease to exist), and all of the assets and liabilities of CT shall be distributed to and assumed by the Fund;

Repurchase of Initial AcquisitionCo Common Shares

(u)	AcquisitionCo shall repurchase the 100 AcquisitionCo Common Shares held by the Fund for $1.00 per share and such AcquisitionCo Common Shares shall be cancelled;

Fund Distribution

(v)	the Fund shall declare a distribution to AcquisitionCo of an amount equal to any remaining taxable income not declared payable or paid to Fund Unitholders prior to the Effective Time.

Wind-Up and Termination of the Fund

(w)	the Fund shall be liquidated and dissolved (as a result of which the Fund shall cease to exist), and all of the assets and liabilities of the Fund shall be distributed to and assumed by AcquisitionCo, including, without limitation, all liabilities in respect of any declared but unpaid distributions payable by the Fund;

Amalgamation of AcquisitionCo and Certain Subsidiaries

(x)	AcquisitionCo, and, provided that it has been continued as a corporation under the CBCA prior to the Effective Time, OESC ExchangeCo, and, if the JEEC Arrangement Resolution is approved, JEEC and UEGL ExchangeCo, shall be amalgamated and continued as one corporation, New Just Energy, in accordance with the following:

(i)	the stated capital of all of the shares of OESC ExchangeCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the stated capital of all of the shares of JEEC shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(iii)	the stated capital of all of the shares of UEGL ExchangeCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(iv)	the articles of New Just Energy shall be the same as the articles of AcquisitionCo, and the name of New Just Energy shall be “Just Energy Group Inc.”;

(v)	all of the shares of OESC ExchangeCo (which, as a result of the transactions in subsection 3.1(w) shall be held by AcquisitionCo) shall be cancelled without any repayment of capital in respect thereof;

(vi)	all of the shares of JEEC (which, as a result of the transactions in subsection 3.1(d) and subsection 3.1(j) shall either have been cancelled or be held by AcquisitionCo) shall be cancelled without any repayment of capital in respect thereof;

(vii)	all of the shares of UEGL ExchangeCo (which, as a result of the transactions in subsection 3.1(w) shall be held by AcquisitionCo) shall be cancelled without any repayment of capital in respect thereof;

(viii)	the property of each of AcquisitionCo, OESC ExchangeCo, JEEC and UEGL ExchangeCo shall continue to be the property of New Just Energy;

(ix)	New Just Energy shall continue to be liable for the obligations of each of AcquisitionCo, OESC ExchangeCo, JEEC and UEGL ExchangeCo including, without limitation, obligations of AcquisitionCo in respect of the AcquisitionCo Options, AcquisitionCo RSGs, AcquisitionCo DSGs, AcquisitionCo EPS Rights and AcquisitionCo EUP Rights;

(x)	any existing cause of action, claim or liability to prosecution of any of AcquisitionCo, OESC ExchangeCo, JEEC or UEGL ExchangeCo shall be unaffected;

(xi)	any civil, criminal or administrative action or proceeding pending by or against any of AcquisitionCo, OESC ExchangeCo, JEEC or UEGL ExchangeCo may be continued to be prosecuted by or against New Just Energy;

(xii)	a conviction against, or ruling, order or judgment in favour of or against, any of AcquisitionCo, OESC ExchangeCo, JEEC or UEGL ExchangeCo may be enforced by or against New Just Energy;

(xiii)	the Articles of Amalgamation of New Just Energy shall be deemed to be the Articles of Incorporation of New Just Energy and the Certificate of Amalgamation of New Just Energy shall be deemed to be the Certificate of Incorporation of New Just Energy;

(xiv)	the by-laws of New Just Energy shall be the by-laws of AcquisitionCo;

(xv)	the first directors of New Just Energy shall be the directors of AcquisitionCo, and each director of any of OESC ExchangeCo, JEEC and UEGL ExchangeCo immediately prior to the amalgamation shall be deemed to have ceased to hold office as a director;

(xvi)	the first officers of New Just Energy shall be the officers of AcquisitionCo, and each officer of any of OESC ExchangeCo, JEEC and UEGL ExchangeCo immediately prior to the amalgamation shall be deemed to have ceased to hold office as an officer; and

(xvii)	the registered office of New Just Energy shall be the registered office of AcquisitionCo;

Transfer of JEC Class A Shares

(y)	New Just Energy shall sell, transfer, assign and convey the JEC Class A Shares to JEC and as consideration for the JEC Class A Shares, JEC shall issue to New Just Energy one (1) common share in the capital of JEC;

Cancellation of JEC Class A Shares

(z)	The JEC Class A Shares acquired by JEC pursuant to subsection 3.1(y) shall be cancelled and shall cease to be outstanding;

3.2 The Fund Arrangement Parties shall make the appropriate entries in their securities registers to reflect the matters referred to, and the transactions provided for, in Section 3.1.

3.3 The Fund Incentive Plans and all agreements, elections, allocation notices and other documents representing or evidencing Fund Options, Fund UARs, Fund DUGs and rights to acquire Fund Units under the Fund EPS Plan and the Fund EUP Plan, as the case may be, shall be deemed amended at the Effective Time to the extent necessary to facilitate the exchanges contemplated by subsection 3.1(m), 3.1(n), 3.1(o), 3.1(p) and 3.1(q) without further action by the Fund, JEC, AcquisitionCo, New Just Energy or the holders thereof and such agreements, elections, allocation notices and other documents shall thereafter represent or evidence the right to receive the AcquisitionCo Common Shares in accordance with the terms of the AcquisitionCo Options, AcquisitionCo RSGs, AcquisitionCo DSGs, AcquisitionCo EPS Rights and AcquisitionCo EUP Rights to which the holder is entitled pursuant to the exchanges contemplated by subsection 3.1(m), 3.1(n), 3.1(o), 3.1(p) or 3.1(q), as the case may be.

3.4 The sole consideration to be received by the Fund Securityholders for the transfer of the Fund Securities to AcquisitionCo as provided by subsection 3.1(f), 3.1(h) and 3.1(j), as the case may be, shall be the AcquisitionCo Common Shares issued in connection with such transfer as contemplated by subsection 3.1(g), 3.1(i) and 3.1(k), as the case may be.

ARTICLE 4

DISSENTING SECURITYHOLDERS

4.1 Registered Fund Unitholders and, provided the JEEC Arrangement Resolution is approved, JEEC Exchangeable Shareholders may exercise rights of dissent with respect to the Fund Units and JEEC Exchangeable Shares, respectively, held by such Fund Securityholders pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, and this Section 4.1 in connection with the Arrangement. Registered Fund Unit holders and JEEC Exchangeable Shareholders who duly exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Fund Units or JEEC Exchangeable Shares, as the case may be, shall be deemed not to have exchanged their Fund Units or JEEC Exchangeable Shares, as the case may be, for AcquisitionCo Common Shares pursuant to the Arrangement, and such Fund Units or JEEC Exchangeable Shares, as the case may be, shall be cancelled in accordance with the Arrangement and will not be exchanged for AcquisitionCo Common Shares in accordance with the Arrangement; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Fund Units or JEEC Exchangeable Shares, as the case may be, shall be deemed to have participated in the Arrangement on the same basis as Fund Unitholders or JEEC Exchangeable Shareholders, as the case may be, who have not exercised dissent rights pursuant to this Section 4.1, and shall receive AcquisitionCo Common Shares in exchange for their Fund Units or JEEC Exchangeable Shares, as the case may be, on the basis determined in accordance with subsection 3.1(g) or subsection 3.1(k), as the case may be;

but in no case shall the Fund, JEEC, AcquisitionCo or New Just Energy or any other person be required to recognize such holders as Fund Unitholders or JEEC Exchangeable Shareholders after the Effective Time, and the names of such Fund Securityholders shall be deleted from the applicable registers of Fund Securities effective as at the Effective Time. The fair value for the Fund Units and JEEC Exchangeable Shares shall be determined as of the close of business on the Business Day before the day on which the Arrangement is approved by Fund Voting Securityholders at the Fund Meeting.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Fund Securities that were exchanged pursuant to subsection 3.1(f), subsection 3.1(h) or subsection 3.1(j), as the case may be, shall represent only the right to receive the certificates representing AcquisitionCo Common Shares which the former holder of such Fund Securities is, subject to Section 5.5, entitled to receive pursuant to Article 3 of this Plan of Arrangement, subject to compliance with the requirements set forth in this Article 5, or as to those certificates formerly representing Fund Units and/or JEEC Exchangeable Shares held by Dissenting Securityholders (other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1), to receive the fair value of the Fund Units and/or JEEC Exchangeable Shares formerly represented by such certificates.

5.2 The Fund shall forward or cause to be forwarded to each Fund Securityholder (being in the case of the Fund Securityholders CDS&Co as the sole registered holder of Fund Units) at the address of such holder as it appears on the applicable register of Fund Securities on the Effective Date, a Letter of Transmittal and instructions for obtaining delivery of the AcquisitionCo Common Shares to be issued to such holder pursuant to this Arrangement. A Fund Securityholder may take delivery of such AcquisitionCo Common Shares by delivering the certificates representing such holder’s Fund Securities to the Depositary at any of the offices indicated in the Letter of Transmittal, accompanied by a duly completed Letter of Transmittal and such other documents as the Depositary may reasonably require. The certificates representing the AcquisitionCo Common Shares issued to such holder shall be registered in such names and, delivered to such addresses as such holder may direct in such Letter of Transmittal, or if requested by the former Fund Securityholder in the Letter of Transmittal, made available at the Depositary for pick-up by the former Fund Securityholder, as soon as practicable after receipt by the Depositary of the required documents.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fund Securities that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fund and New Just Energy and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fund and New Just Energy and their respective transfer agents, in their sole and absolute discretion, or shall otherwise indemnify the Fund and New Just Energy and their respective transfer agents to their satisfaction, in their sole and absolute discretion, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made or dividends paid with respect to any AcquisitionCo Common Shares allotted and issued to former holders of Fund Securities pursuant to the Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions or dividends to which such holder is entitled, without interest.

5.5 Fund Securityholders shall not be entitled to any interest, distribution, premium or other payment on or with respect to the former Fund Securities other than the certificates representing the New Just Energy Common Shares which they are entitled to receive pursuant to this Arrangement.

5.6 Any certificate formerly representing Fund Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the day prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such Fund Securities to receive AcquisitionCo Common Shares and any distributions made or dividends paid thereon. In such case, such AcquisitionCo Common Shares shall be returned to New Just Energy for cancellation, and any dividends or distributions in respect of AcquisitionCo Common Shares shall be returned to New Just Energy.

5.7 No fractional AcquisitionCo Common Shares shall be issued under the Arrangement. In lieu of any fractional AcquisitionCo Common Shares, each registered holder of Fund Securities otherwise entitled to a fractional interest in AcquisitionCo Common Shares shall receive the nearest whole number of AcquisitionCo Common Shares (with fractions equal to exactly 0.5 being rounded up).

5.8 The Fund, New Just Energy and the Depositary shall be entitled to deduct and withhold from any distribution, dividend or other consideration payable to any former Fund Securityholder, such amounts as the Fund, New Just Energy or the Depositary are required to deduct and withhold with respect to such payment under the any provision of applicable federal, provincial, state, local or foreign laws relating to taxes, in each case as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash component, if any, of the consideration otherwise payable to the holder, the Fund, New Just Energy and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the AcquisitionCo Common Shares otherwise issuable to the holder as is necessary to provide sufficient funds to the Fund, New Just Energy or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Fund, New Just Energy or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority.

ARTICLE 6

AMENDMENTS

6.1 The Fund, JEC, JEEC and AcquisitionCo may by mutual agreement amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; and (ii) filed with the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time by the Fund, JEC, JEEC and AcquisitionCo (or, following the Effective Time, by New Just Energy) without the approval of the Court or the Fund Voting Securityholders, provided that it concerns a matter which, in the reasonable opinion the Fund, JEC, JEEC and AcquisitionCo (or, following the Effective Time, New Just Energy), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any former holder of Fund Units, JEEC Exchangeable Shares or JEC Class A Shares.

6.3 Subject to Section 6.2, any amendment to this Plan of Arrangement may be proposed by the Fund, JEC, JEEC or AcquisitionCo at any time prior to or at the Fund Meeting (provided that the other parties to the Arrangement Agreement shall have consented thereto) with or without any prior notice or communication to Fund Voting Securityholders or holders of, JEEC Exchangeable Shares and if so proposed and accepted by the Fund Voting Securityholders voting at the Fund Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.4 Subject to Section 6.2 the Fund, JEC, JEEC and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court and, if and as required by the Court, after communication to the Fund Voting Securityholders and holders of, JEEC Exchangeable Shares.

ARTICLE 7

FURTHER ASSURANCES

7.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

7.2 If, prior to the Effective Date, any term or provision of this Plan of Arrangement is held by the Court to be invalid, void or unenforceable, the Court, at the request of any parties, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of this Plan of Arrangement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

7.3 The Fund, JEC and AcquisitionCo may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Fund Arrangement Resolution by the Fund Securityholders and the JEEC Arrangement Resolution by the JEEC Exchangeable Shareholders and the receipt of the Final Order.

SCHEDULE D

FINANCIAL STATEMENTS

AUDITED BALANCE SHEET OF JUST ENERGY GROUP INC.

AUDITORS’ REPORT

To the Board of Directors of Just Energy Group Inc.

We have audited the balance sheet of Just Energy Group Inc. (the “Company”) as at May 27, 2010. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at May 27, 2010 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario May 27, 2010	(Signed) “KPMG LLP” Chartered Accountants Licensed Public Accountants

JUST ENERGY GROUP INC.

BALANCE SHEET

AS AT MAY 27, 2010

ASSETS:

Current Assets:
Cash	$100
SHAREHOLDERS’ EQUITY:
Common Shares	$100

See accompanying notes to the balance sheet.

On behalf of the Board of Directors

(signed) “Rebecca MacDonald”	(signed) “Ken Hartwick”
Executive Chair and Director	President, Chief Executive Officer
and Director

JUST ENERGY GROUP INC.

NOTES TO THE BALANCE SHEET

AS AT MAY 27, 2010

1.	Incorporation and basis of presentation

Just Energy Group Inc. was incorporated pursuant to the Canada Business Corporations Act on May 21, 2010 and is a wholly-owned subsidiary of Just Energy Income Fund. Just Energy Group Inc. has not carried on any active business or conducted operations since incorporation other than in connection with the transaction described below (note 3). Other than the issuance of the common shares, the Company has not carried on any business or conducted any operations and will be inactive until the transaction (note 3) is completed. Accordingly, statements of earnings and accumulated earnings, comprehensive income and cash flows have not been prepared. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.	Share Capital

Authorized:
	An unlimited number of voting common shares
	50,000,000 of preference shares, issuable in series
Issued:
	common shares:
	Issued on Incorporation	100	$100
	Balance as at May 27, 2010	100	$100

3.	Subsequent Event

Through a series of transactions involving, among others, Just Energy Income Fund (the “Fund”), Just Energy Exchange Corp. (“JEEC”), certain other of the Fund’s subsidiaries, the holders of trust units of the Fund, the holder of class A preference shares of Just Energy Corp. (“JEC”) and the holders of exchangeable shares, series 1 of JEEC, the Fund anticipates converting into a publicly listed company. The transaction is subject to satisfying various conditions including regulatory, judicial and security holder approvals and is currently scheduled to be completed on or about January 1, 2011. The new Just Energy Group Inc. will, directly or indirectly, own all the assets and assume all the liabilities of the Fund and its subsidiaries.

Under the transaction through a series of steps, holders of the Fund’s trust units, the class A preference shares of JEC and the exchangeable shares, series 1 of JEEC will receive one common share of the new Just Energy Group Inc. for each trust unit, class A preference share or JEEC exchangeable share, series 1 held, as applicable.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

JUST ENERGY GROUP INC.

JUST ENERGY GROUP INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2010

(in thousands)	Just Energy Income Fund	Adjustments (Note 2)	Pro Forma Just Energy Group Inc.
Assets
Current
Cash	60,132		60,132
Restricted Cash	18,650		18,650
Accounts receivable	348,892		348,892
Gas delivered in excess of consumption	7,410		7,410
Gas in storage	4,058		4,058
Inventory	6,323		6,323
Unbilled Revenue	20,793		20,793
Prepaid Expenses	20,038		20,038
Current Portion of Future Tax	29,139		29,139
Other Assets—Current	2,703		2,703

	518,138		518,138

Intangible Assets	346,216		346,216
Goodwill	177,887		177,887
Capital Assets	218,616		218,616
Future income tax assets	85,197		85,197
Long Term Receivable	2,014		2,014
Other Assets—Long Term	5,027		5,027
	1,353,095		1,353,095

LIABILITIES
CURRENT
Bank Indebtedness	8,236		8,236
Accounts payable and accrued liabilities	226,950	2,800	229,750
Unit distribution Payable	13,182		13,182
Corporate taxes payable	6,410	(980)	5,430
Current Portion of Future Tax	6,776		6,776
Deferred Revenue	7,202		7,202
Accrued gas accounts payable	15,093		15,093
Current Portion of Long-term Debt	62,829		62,829
Other liabilities—current	685,200		685,200

	1,031,878	1,820	1,033,698

Long-term debt	231,837		231,837
Deferred lease inducement	1,984		1,984

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

JUST ENERGY GROUP INC.

JUST ENERGY GROUP INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2010

(in thousands)	Just Energy Income Fund	Adjustments (Note 2)	Pro Forma Just Energy Group Inc.
Other Liabilities—Long Term	590,572		590,572

	1,856,271	1,820	1,858,091

Non-controlling Interest	20,603		20,603

CAPITAL DEFICIENCY
Deficit	(1,423,698)	(1,820)	(1,425,518)
Accumulated Other Comprehensive Income	221,969		221,969

	(1,201,729)	(1,820)	(1,203,549)

Unitholders’ Capital	659,118	(659,118)	0
Common Shares		659,118	659,118
Contributed Surplus	18,832		18,832

	(523,779)	(1,820)	(525,599)

	1,353,095		1,353,095

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

JUST ENERGY GROUP INC.

JUST ENERGY GROUP INC.

PRO FORMA CONSOLIDATED STATEMENT OF DEFICIT

YEAR ENDED MARCH 31, 2010

	Just Energy Income Fund	Adjustments (Note 3)	Pro Forma Just Energy Group Inc.
ACCUMULATED EARNINGS (DEFICIT)
Accumulated earnings (deficit), beginning of period	(712,427)		(712,427)
Adjustment for change in accounting policy—net of tax
Net income	231,496	(1,820)	229,676

Accumulated earnings (deficit), end of period	(480,931)	(1,820)	(482,751)

DISTRIBUTIONS
Distributions, beginning of period	(757,850)		(757,850)
Distributions	(179,839)		(179,839)
Class A preference share distributions—net of tax	(5,078)		(5,078)

Distributions, end of period	(942,767)	—	(942,767)

DEFICIT	(1,423,698)	(1,820)	(1,425,518)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period	364,566		364,566
Other Comprehensive Income	(142,597)		(142,597)

Accumulated other comprehensive income, end of period	221,969	—	221,969

UNITHOLDERS CAPITAL
Unitholders’ capital, beginning of period	398,454		398,454
Trust units exchanged	187,063		187,063
Trust units issued on exercise/exchange of unit compensation	682		682
Trust units issued from treasury
Exchangeable Shares Issued	239,946		239,946
Trust units issued for DRIP	20,036		20,036
Normal Course Issuer Bid
Class A preference shares exchanged	(187,063)		(187,063)

Unitholders’ capital, end of period	659,118	—	659,118

Contributed Surplus	18,832	—	18,832
Unitholders’ equity, end of period	(523,779)	(1,820)	(525,599)

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

JUST ENERGY GROUP INC.

JUST ENERGY GROUP INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2010

	Just Energy Income Fund	Adjustments (Note 3)	Pro Forma Just Energy Group Inc.
SALES	2,299,231		2,299,231

COST OF SALES	1,883,898		1,883,898

GROSS MARGIN	415,333	—	415,333

EXPENSES
General and administrative expenses	88,423	2,800	91,223
Capital tax	522		522
Marketing expenses	95,760		95,760
Unit based compensation	4,754		4,754
Bad debt expense	17,940		17,940
Amortization of intangible assets and related supply contracts	58,548		58,548
Amortization of capital assets	7,897		7,897
	273,844	2,800	276,644

Income before other income	141,489	(2,800)	138,689

Other (income) expense—unrealized financial instruments	1,282		1,282
Other interest (income) expense	16,134		16,134
Other (income) expense	(3,515)		(3,515)

	13,901	—	13,901

Income before income tax	127,588	(2,800)	124,788

Current tax	19,253	(980)	18,273
Future tax	(122,014)		(122,014)
Future tax—management incentive program	2,501	—	2,501
Recovery of income tax	(100,260)	(980)	(101,240)

Non-controlling Interest	(3,648)	—	(3,648)

Net income	231,496	(1,820)	229,676

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

JUST ENERGY GROUP INC.

JUST ENERGY GROUP INC.

PRO FORMA STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31, 2010

	Just Energy Income Fund	Adjustments (Note 2)	Pro Forma Just Energy Group Inc.
Net Income	231,496	(1,820)	229,676

Unrealized gain on translation of self-sustaining foreign operations	26,626		26,626
Amortization of derivative instruments designated as cash flow hedges to net income (net of income taxes of $34,339)	(169,223)		(169,223)

Other Comprehensive Loss	(142,597)	—	(142,597)

Comprehensive Income	88,899	(1,820)	87,079

JUST ENERGY GROUP INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED MARCH 31, 2010

1.	Basis of Presentation

On February 3, 2010, Just Energy Income Fund (the “Fund”) announced its plan to convert the Fund into a corporate entity and to carry on the same business as previously conducted by the Fund. The holders (“Unitholders”) of trust units of the Fund, the holder (the “Class A Shareholder”) of class A preference shares of Just Energy Inc. (“JEC”) and the holders (“JEEC Shareholders”) of exchangeable shares, series 1 of Just Energy Exchange Corp (“JEEC”) will become holders of common shares of Just Energy Group Inc. (“New Just Energy”), which will hold the assets previously held, directly or indirectly, by the Fund.

All unit based compensation plans (the 2001 unit option plan, the 2004 unit appreciation rights plan, the 2004 Directors’ deferred compensation plan and the employee profit sharing and unit purchase plans) will have the rights under each of these plans exchanged for equivalent rights for New Just Energy shares.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of the Fund in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Fund and its subsidiaries. All transactions and balances between the Fund and its subsidiaries have been eliminated.

The unaudited pro forma consolidated balance sheet as at March 31, 2010 and the unaudited pro forma consolidated statements of Unitholders’ Deficit, Operations and Comprehensive Income for the year ended March 31,2010 are based on the audited consolidated financial statements of the Fund as at and for the year ended March 31, 2010. The pro forma financial statements should be read in conjunction with the Information Circular of the Fund dated May 27, 2010 and the Fund’s 2010 consolidated financial statements incorporated by reference therein.

The pro forma consolidated financial information is presented without audit and may not be indicative of the financial position that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the result that may be obtained in the future. Actual future results may differ materially from those assumed or described. Completion of the steps contemplated by the transaction is subject to certain conditions, including regulatory, judicial and security holder approval. As a result, there is no assurance that the transaction will be completed.

2.	Pro forma consolidated Balance Sheet as at March 31, 2010 Assumptions And Adjustments

The pro forma consolidated balance sheet gives effect to the following transaction and adjustments as if they occurred on March 31, 2010:

(a)	Completion of the proposed plan of arrangement (the “Arrangement”) whereby the Unitholders, the Class A Shareholder and the JEEC Shareholders receive an equal number of common shares of New Just Energy. It is assumed that there are no dissenting Unitholders or JEEC Shareholders. Accordingly, the financial statement of New Just Energy will be a continuation of the Fund’s consolidated financial statements and will reflect the carrying values of the Fund’s assets and liabilities.

(b)	Tax effected costs incurred in connection with the arrangement, including legal, advisory and other costs and fees of $2.8 million have been included in the accounts payable and accrued liabilities.

3.	Pro forma Consolidated Statement of Operations for the Year Ended March 31, 2010 Assumptions and Adjustments:

(a)	The pro forma consolidated statement of earnings for the year ended March 31, 2010 gives effect to the transaction and adjustments referred to in Note 2 effective April 1, 2010 as well as the following:

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF

JUST ENERGY GROUP INC.

(b)	The pro forma statement of earnings includes tax effected transaction costs of $2.8 million for estimated legal, advisory and other costs and fees.

SCHEDULE E

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

190(1)	Right to dissent—Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2)	Further right—A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)	If one class of shares—The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)	Payment for shares—In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)	No partial dissent—A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	Objection—A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)	Notice of resolution—The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)	Demand for payment—A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8)	Share certificate—A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)	Forfeiture—A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)	Endorsing certificate—A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)	Suspension of rights—On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)	Offer to pay—A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)	Same terms—Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)	Payment—Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)	Corporation may apply to court—Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

E-2

(16)	Shareholder application to court—If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)	Venue—An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)	No security for costs—A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)	Parties—On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)	Powers of court—On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)	Appraisers—A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)	Final order—The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23)	Interest—A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)	Notice that subsection (26) applies—If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)	Effect where subsection (26) applies—If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)	Limitation—A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

E-3

SCHEDULE F

CORPORATE GOVERNANCE COMPLIANCE TABLE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF

JUST ENERGY CORP. (THE “CORPORATION”),

A WHOLLY OWNED SUBSIDIARY JUST ENERGY INCOME FUND (THE “FUND”)

NATIONAL INSTRUMENT 58-101 (“NI 58-101”)

FORM 58-101FI — CORPORATE GOVERNANCE DISCLOSURE(1)

GOVERNANCE DISCLOSURE REQUIREMENT		COMPLIANCE	COMMENTS

1.	BOARD OF DIRECTORS

(a)	Disclose the identity of the directors who are independent.	Yes	The five Board members who are independent pursuant to NI 58-101 are identified in the Table in Schedule F on pages F2 and F3 of this Information Circular.

(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.	Yes	Four Board members are not independent pursuant to NI 58-101. Two of them are senior officers of the Corporation and two are a partners at law firms to which the Corporation makes payments for legal services. They are identified in the Table in Schedule F of this Information Circular. See however section 7(b) of this Schedule F.

(c)	Disclose whether or not a majority of the directors are independent.	Yes	Five of the nine nominees proposed by management for election to the board and to be voted upon on an individual basis are independent under NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	All directorships, if any, with other public entities for each of the nine directors proposed by management for election to the Board and to be voted upon on an individual basis and their committee representations are set out in the Table in Schedule G of this Information Circular.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The independent directors of the Board and Board Committees meet without Management in attendance at every regularly scheduled meeting, including telephone conference call meetings. Board Committees meet with external consultants and professional advisors, without Management in attendance. The number of meetings without management and the non- independent directors in attendance held during fiscal 2010 were, as regards: (i) the Audit Committee — 7; (ii) the Compensation, Human Resources, Environmental Health and Safety, Committee — 5; (iii) the Nominating and Corporate Governance Committee — 4; (iv) the Risk Committee – 4; and (v) the board of directors — 7. All independent directors have an opportunity, through membership on one or more of the Board Committees (Audit; Compensation, Human Resources, Environmental, Health and Safety; Nominating and Corporate Governance; and Risk), to participate in discussions without Management and without the non-independent management directors in attendance.

GOVERNANCE DISCLOSURE REQUIREMENT		COMPLIANCE	COMMENTS

(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	No	Rebecca MacDonald, the Board Executive Chair is not independent under NI 58-101. Her responsibilities are set out in the Board Chair Position Description which is available on the Fund’s website at www.justenergy.com Mr. Segal, the Lead Director and Vice Chair is independent under NI 58-101. His responsibilities are set out in the Lead Director Position Description which is available on the Fund’s website at www.justenergy.com. The Lead Director’s responsibilities include the obligation to ensure that the Board discharges its responsibilities effectively and independently, in consultation with the four Board Committees. The Lead Director is Chair of the Nominating and Corporate Governance Committee and is a member of the Audit Committee, the Risk Committee and the Compensation, Human Resources, Environmental, Health and Safety Committee.

2.	BOARD MANDATE

(a)	Disclose the text of the board’s written mandate.	Yes

The Board’s Charter is included in Schedule H to this Information Circular. A Mandate for the individual directors is available at the Fund’s website at www.justenergy.com.

The Board has approved a strategic planning process and annually reviews and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business, the competitive environment, pricing risks, hedging and other strategic issues. All of the above referenced risks and strategic issues are reviewed at each Audit Committee or Risk Committee and at each Board meeting.

Based on the recommendation of the Risk Committee, the Board of the Corporation has adopted a Risk Management Policy and Risk Management Procedures. The Corporate Risk Officer reports to the Risk Committee at each meeting with respect to compliance by the Corporation with the above Policies which are available on the Fund’s website at www.justenergy.com.

The Audit and Risk Committees identify and report regularly to the Board on the Corporation’s major financial and operating risks and review policies and practices, including the Risk Management Policy, the Risk Management Procedures and Credit Policy and hedging to manage the risks.

3.	POSITION DESCRIPTIONS

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	Yes	The Position Descriptions for the Board Chair, the Lead Director and Vice Chair and each individual Committee Chair are available on the Fund’s website at www.justenergy.com

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO.	Yes	The CEO’s Position Description is available on the Fund’s website at www.justenergy.com

(c)	Disclose whether or not the Audit Committee and CEO have developed a written position description for the CFO.	Yes	The CFO’s Position Description is available on the Fund’s website at www.justenergy.com

GOVERNANCE DISCLOSURE REQUIREMENT		COMPLIANCE	COMMENTS

4.	ORIENTATION AND CONTINUING EDUCATION

(a)	Briefly describe what measures the board takes to orient new members regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Yes

While the Corporation has not established a formal orientation program for new directors, each new director is provided an opportunity to meet with the Executive Chair, Chief Executive Officer and the Lead Director and Vice Chair and is provided with information about the Corporation including: minutes of all Board and Committee meetings for the past year, the Corporation’s current disclosure documents, information on the role of the Board and each of its Committees; corporate and industry information; copies of all policies of the Fund (i.e., Code of Conduct, Confidentiality, Trading), and, the contribution individual directors are expected to make.

Specific information is provided on operations, the strategic plan, risk and risk management, governance, integrity and corporate values. New directors are provided with copies of the Corporation’s continuous disclosure documents filed for a period of two years prior to their appointment or election.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Yes	Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and in regulatory and industry requirements and standards. Specific information is provided on risks, commodity pricing, supply and demand and the current business and commercial environment. The Nominating and Corporate Governance Committee has the specific responsibility to review information on available educational opportunities and ensures directors are aware of those opportunities. The Corporation will pay for director education.

5.	ETHICAL BUSINESS CONDUCT

	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:	Yes	The Board has adopted a Code of Business Conduct and Ethics Policy for its directors, officers and employees. The Board has also adopted a Whistleblower Policy.

	(i) disclose how an interested party may obtain a copy of the written code;	Yes	The Code of Business Conduct and Ethics Policy and the Whistleblower Policy are available on the Fund’s website at www.justenergy.com have been filed on SEDAR and are available on request to the Corporate Secretary of the Corporation.

	(ii) describe how the board monitors compliance with its code; and	Yes	The Board, through the office of the Corporation’s Legal Department and the Risk Management Group monitors compliance with the Code of Business Conduct and Ethics Policy. The Chair of the Audit Committee monitors compliance with the Fund’s Whistleblower Policy.

(iii) provide a cross reference to any material change reports(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

		Yes	The Board has not granted any waiver of the Code of Business Conduct and Ethics Policy in favour of a director or executive officer during the past 12 months and for all of calendar 2009. Accordingly, no material change report has been required or filed.

GOVERNANCE DISCLOSURE REQUIREMENT		COMPLIANCE	COMMENTS

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The Executive Chair of the Board with the Lead Director and Vice Chair and the Chief Executive Officer and Committee Chairs set the agenda for all meetings of the Board and each Committee thereof. They identify all transactions in respect of which a Director or executive officer may have a material interest and consult with outside counsel to ensure that the approval of any such transaction is in compliance with applicable corporate and securities rules and policies. Independent valuations and reports are obtained and any Director who may have a material interest in any such transaction is required to disclose his interest and to refrain from voting on the matter.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Senior Vice President Corporate Risk Officer and Secretary to the Board and Board Committees regularly review the Corporation’s Code of Business Conduct and Ethics Policy with all senior executives, members of middle management and the Directors to ensure all such persons are compliant with the Code on an annual basis. In addition, an annual certification is undertaken by all employees as to their knowledge of and compliance with Codes and other corporate policies.

6.	NOMINATION OF DIRECTORS

(a)	Describe the process by which the board identifies new candidates for board nomination.	Yes	The Board has appointed a Nominating and Corporate Governance Committee with responsibility with assistance from the Lead Director, for the identification of new candidates for recommendation to the Board. The Nominating and Corporate Governance Committee annually reviews performance evaluations and conducts a peer evaluation review which includes a skills matrix completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to ensure appropriate strategic direction and is used to assist in recruiting to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Nominating and Corporate Governance Committee is comprised of three directors, all of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Nominating and Corporate Governance Committee Mandate is available on the Fund’s website at www.justenergy.com and a report on the activities of the Committee is described in section 9 of this Schedule on page F-6 of this Information Circular.

7.	COMPENSATION

(a)	Describe the process by which the board determines the compensation for your company’s directors and officers.	Yes	The Board has appointed a Compensation, Human Resources, Environmental Health and Safety, Committee with responsibility for recommending compensation for the Corporation’s directors and officers to the Board and to monitor compliance by the Fund and its Affiliates with Environmental, Health and Safety laws, rules and regulations pursuant to EHS Policy Guidelines approved by the Committee and the Board. The Executive Chair and the CEO’s compensation are approved by the independent directors of the Board based on the recommendation of the Compensation, Human Resources, Environmental Health and Safety Committee.

GOVERNANCE DISCLOSURE REQUIREMENT		COMPLIANCE	COMMENTS

To align the interests of directors to those of unitholders, the Directors and unitholders approved the Directors’ Deferred Compensation Plan in June of 2004 which requires the directors to receive $15,000 of their annual retainer in Deferred Units of the Fund and enables the directors to elect to receive all or a portion of their remaining compensation in the form of Deferred Units of the Fund. For information about the compensation paid to directors for the year ending March 31, 2010 see “Directors Compensation Table” on page 73 of this Information Circular and note (6) on page 69 of this Information Circular.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The Compensation, Human Resources, Environmental Health and Safety, is comprised of five directors, three of whom have been affirmatively determined by the Board to be independent pursuant to NI 58-101. The Board has determined that the payment of legal fees to firms which serve as general outside counsel to the Fund or outside counsel on matters relating to material transactions and where one of its directors is a partner has not and should not affect or compromise the ability of the director to act independently and where matters requiring a vote of the full board relate to issues on which the Corporation has received advice from the related law firm, the director partner declares his interest and refrains from voting on the matter.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The Compensation, Human Resources, Environmental Health and Safety, Mandate is available on the Fund’s website at www.justenergy.com and a discussion and analysis of the compensation paid to the Named Executive Officers for which the Committee has significant responsibility begins on page 76 of this Information Circular.

8.	OTHER BOARD COMMITTEES

(a)	If the board has standing committees other than the Audit, Compensation and Nominating Committees, identify the committees and describe their function.	Yes	Except for the Risk Committee whose function is discussed below, there are no additional standing Board Committees. The Compensation, Human Resources, Environmental, Health and Safety Committee has, in addition to compensation responsibilities, obligations to deal with human resource and personnel matters and as discussed above matters relating to Environmental, Health and Safety. The Nominating and Corporate Governance Committee has, in addition to Nominating responsibilities, the obligation to establish and review the Corporation’s Corporate Governance structure including compliance with NI 58-101. The Mandate and Chair Position Description for the Risk Committee is available on the Fund’s website at www.justenergy.com. Generally speaking the functions of the Risk Committee, which consists of four outside directors, is to be satisfied that management of the Fund and each affiliate has implemented effective systems to identify significant risks of the business and changes to these risks and to review regularly the adequacy of and compliance with the Risk Management Policy and Risk Procedures to assist the Board in fulfilling its oversight responsibilities and to review reports from the internal auditor on these matters.

GOVERNANCE DISCLOSURE REQUIREMENT		COMPLIANCE	COMMENTS

9.	ASSESSMENTS

(a)	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Yes

The Nominating and Corporate Governance Committee conducts a full evaluation of the effectiveness and performance of the Board, all Board Committees and members thereof and individual directors annually. The evaluation also includes self- evaluations and a peer performance evaluation pursuant to which each director evaluates the performance of each of his or her board colleagues. The evaluation consists of: (i) a director’s questionnaire and (ii) a peer evaluation questionnaire, the results of which are tabulated and analyzed through the Lead Director and the Chair of the Nominating and Corporate Governance Committee. Results of the questionnaire are presented to the Nominating and Corporate Governance Committee and the Board and the results of the peer evaluation are reviewed, as necessary and appropriate, by the Lead Director with each of the individual directors.

The most recent annual director questionnaire and director peer evaluation showed that the Board, the Board Committees, Board Executive Chair, the Lead Director and Committee Chairs and individual directors were effectively fulfilling their responsibilities.

Note:

(1)	All of the Corporation’s corporate governance policies, committee mandates, including: its Code of Business Conduct and Ethics Policy, its Policy on Insider Trading, Disclosure and Confidentiality, its Whistleblower Policy, the terms of reference and chair positions for each of its Audit Committee, its Compensation, Human Resources, Environmental Health and Safety Committee, its Nominating and Corporate Governance Committee and the Risk Committee, the board of director mandate and the position description for individual directors and position descriptions for its Executive Chair, the Lead Director, Chief Executive Officer and Chief Financial Officer are published on the Fund’s website at www.justenergy.com.

SCHEDULE G

OTHER PUBLIC COMPANY DIRECTORSHIPS AND COMMITTEE APPOINTMENTS

The following table indicates whether a director or a nominee director is independent or not pursuant to National Instrument 58-101 and lists other public company directorships and committee appointments.

Director	Other Public Company Directorships	Committee Appointments

LIST OF THREE NON-INDEPENDENT DIRECTORS

Rebecca MacDonald	None	None

Ken M. Hartwick	Atlantic Power Corporation	Audit Committee

John A. Brussa (1)	Amarone Oil & Gas Ltd.	Reserves
	Baccalieu Energy Inc.	Compensation
	Baytex Energy Trust	Reserves, Compensation, Corporate Governance
	Black Watch Energy Services Corp.	Governance and Compensation, Audit (Special)
	Cirrus Energy Corporation	Governance and Compensation Committee
Audit (at present – until further notice)
	Crew Energy Inc.	Chairman of the Board
Corporate Governance, Compensation, Reserves
	Enterra Energy Trust	No Committees but receives materials
	Galleon Energy Inc.	No Committees
	Just Energy Corp.	Risk, Compensation and Human Resources,
Corporate Governance
	Midway Energy Ltd.	Corporate Governance, Chairman of
Compensation Committee
	Monterey Exploration Ltd.	No Committees
	North American Energy Partners	Compensation, Corporate Governance
	Orleans Energy Ltd.	Reserves, Compensation & Corporate
Governance, Engineering, Health & Safety
	Penn West Petroleum Ltd.	Chairman of the Board
No Committees
	Progress Energy Resources Corp.	Compensation, Technical Services
	Storm Exploration Inc.	Compensation, Nomination, Governance
	WestFire Energy Ltd.	Compensation
	Yoho Resources Inc.	Compensation
Gordon D. Giffin (1)	Canadian Imperial Bank of Commerce	Management Resources and Compensation
	Canadian National Railway Company	Environment and Safety
Finance
Human Resources
	Canadian Natural Resources Limited	Audit
Governance and Nominating
	TransAlta Corporation	Governance and Nominating

Director	Other Public Company Directorships	Committee Appointments

LIST OF SIX INDEPENDENT DIRECTORS(2)

Brian R.D. Smith	Viridis Energy Inc.	Compensation
Corporate Governance
Management Review
	Stealth Energy Inc.	Compensation
Michael J. L. Kirby	Brainhunter Inc.	Corporate Governance
Human Resources (Chair)
	Extendicare	Corporate Governance
Human Resources (Chair)
Quality Standards
	Indigo Books & Music Inc.	Audit (Chair)
Corporate Governance (Chair)
Human Resources

Director	Other Public Company Directorships	Committee Appointments

	MDC Partners Inc.	Corporate Governance
Human Resources
	The Bank of Nova Scotia	Audit (Chair)
Executive

Hugh D. Segal	SNC Lavalin Inc.	Health, Safety and Environment
Human Resources

	Sun Life Financial Inc.	Governance and Conduct Review
Investment Oversight
R. Roy McMurtry	None	None

B. Bruce Gibson (2)	None	None

Notes:

(1)	Mr. John A. Brussa, a director of JEC, is a partner of the law firm of Burnet, Duckworth & Palmer LLP, which firm serves as general outside counsel to the Fund and JEC and receives fees for legal services rendered to the Fund and its operating entities. Gordon Giffin, a director of JEC, is a partner of the law firm of McKenna, Long & Aldridge, which firm acts as outside counsel to the Fund and JEC on several corporate and litigation matters which firm receives fees for legal services rendered to the Fund and its operating subsidiaries in the United States.

(2)	B. Bruce Gibson became a director on January 1, 2010.

G-2

SCHEDULE H

JUST ENERGY CORP. – BOARD MANDATE

The Board of Directors of Just Energy Corp.

(“Just Energy”) Board Mandate

— Supervising the Management of the Business and Affairs of Just Energy —

Our Main Responsibilities

We provide the supervision necessary for:

1.	Disclosure of Reliable and Timely Information to Unitholders — the Unitholders depend on us to get them accurate and relevant information.

2.	Approval of Strategy and Major Policy Decisions of Just Energy — we must understand and approve where Just Energy is going, be kept current on its progress towards those objectives and be part of and approve any major decisions.

3.	Evaluation, Compensation and Succession for Key Management Roles — we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage Just Energy’s long-term success.

4.	Oversight of the Management of Risks and the Implementation of Internal Controls — we must be satisfied that the assets of Just Energy are protected and that there are sufficient internal checks and balances.

5.	Effective Board Governance — to excel in our duties we need to be functioning properly as a Board — strong members with the right skills and the right information and generally to be responsible for the development of Just Energy approach to corporate governance.

Independence is Key

The Board of Directors understands that we must be independent of the management of Just Energy. To enhance our independence we have implemented the following:

–	A majority of the members of the Board are independent

–	All Committees are composed solely of non-management directors

–	The Board and its Committees can meet independently of management at any time

–	The Board and its Committees can hire their own independent advisors

–	An independent lead Director with a clear mandate provides leadership for the independent directors

–	A policy requires all Directors to hold deferred units or units as part of the Board retainer

–	The provision of high-quality information for Directors — orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more — it requires preparation for meetings, understanding the issues, strength, commitment, integrity and an inquiring mind.

Our Composition

Our number shall be as provided for in accordance with JEC’s By-laws from time to time and shall comply with the rules of board composition established by the Nominating and Corporate Governance committee of JEC. Each director shall possess the qualities set out in the Position Description for Directors and the Position Descriptions for Directors in their role as Chair of each Board Committee.

We will create Committees from time to time and will delegate certain functions to them. Each of these Committees has a written Mandate. These Mandates are reviewed on a regular basis and are updated and amended as often as needed to respond to the evolving regulatory and market environment in which Just Energy operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate procedures to ensure that the Board, Committees and individual Directors can function independently of management to the extent considered necessary or desirable by Directors. The Board can retain independent professionals. Each Committee can retain and terminate independent professionals and each has the sole authority to approve all fees payable to an Independent professional. Any Director can retain an independent professional with the prior approval of the Nominating and Corporate Governance Committee. Each Committee and the Board can conduct all or part of any meeting in the absence of management, and it is the Board’s policy to include such a session on the agenda of each regularly scheduled Board meeting.

Each Committee chair can also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each Director can request such a meeting or reserved agenda item by contacting a Committee Chair.

Meetings

The Board meets a minimum of four times per year. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are sent by courier to all Directors about one week in advance of each meeting. For special meetings of the Board, best efforts are made to distribute materials to the Directors as far in advance as practicable. A complete Board package, which includes all material for the meeting, is provided to each Director prior to the commencement of each meeting.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

Strategic Planning

The Board is responsible for the strategy and fundamental goals of Just Energy for all aspects of its undertaking. This responsibility includes the adoption of a strategic planning process; convening annually a strategic planning meeting involving the Board and executive management, approving strategic plans, which take into account, among other things, the major opportunities and risks of Just Energy; and overseeing the implementation of strategic plans and monitoring performance against such plans. This responsibility also includes reviewing and approving all major strategy and policy recommendations including the financial plan and approving operating budgets, and specific requests for major acquisitions.

Risk Management

The Board is responsible for ensuring that the appropriate policies and procedures are in place to protect the assets and commodity hedging policies of Just Energy and assure its viable future. The Board is also responsible for identifying the principal risks of all aspects of Just Energy’ business and ensuring the implementation of appropriate systems to manage these risks.

H-2

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity of Just Energy’ internal controls and procedures, management information systems and audit procedures, and overseeing the appropriate operation of Energy Savings including compliance with all applicable legal and regulatory requirements through financial and other management information systems, and appropriate inspection, compliance and control systems. The Board is responsible for ensuring that financial reporting and financial control systems are adequate and operating, and approving the quality and sufficiency of information provided to the Directors.

Communications Policy

The Board is responsible for establishing a communications policy for Just Energy’ and overseeing the maintenance of effective unitholder and stakeholder relations through Energy Savings’ communications policy and programs so that accurate and timely material information is disseminated to and feedback is accommodated from unitholders.

Director Orientation and Assessment

The Board is responsible for ensuring there is an appropriate, formal orientation program for new directors and for assessing the effectiveness and contribution of the Board, Committees and all Directors annually. The Board is also responsible to ensure that the Directors have the necessary financial, energy, marketing, regulatory, human resource and compensation expertise.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of Just Energy by appointing, assessing performance of, compensating, disciplining and succession planning for all senior Just Energy officers. The Board is responsible for ensuring the senior management team has the appropriate qualities and competencies to meet the expectations set by the Board. The Board is responsible for approving the compensation of the senior management team and the compensation policies of Energy Savings, including reviewing the adequacy and form of compensation of directors. The board is responsible for developing a position description for the Board members, the Executive Chair, the Chief Executive Officer, the Chief Financial Officer, the Lead Director, the Vice Chair, the Corporate Secretary and the Chair of each Board Committee which, together with other Board approved policies and practices, should provide for a definition of the limits to management’s responsibilities. The Board is responsible for approving the objectives of Just Energy to be met by the Chief Executive Officer.

General

The Board is responsible for monitoring the effectiveness of Just Energy’s’ corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Just Energy policies and performing other tasks required by law. The Board is also responsible for ensuring compliance with and monitoring all policies approved by the Board including (i) the Code of Business Conduct and Ethics Policy and (ii) the Policy on Insider Trading, Communications and Confidentiality.

(Adopted by the Board on November 6, 2009)

H-3

SCHEDULE I

REPORTING PACKAGE – NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Part 4.11)

To:         Ernst & Young LLP

And To: KPMG LLP

TAKE NOTICE THAT the Board of Directors of Just Energy Corp. (“JEC”) as administrator and attorney of Just Energy Income Fund (the “Fund”) resolved at a Board meeting on May 20, 2010 to propose to all holders of units (the “Unitholders”) of the Fund and the holders (collectively, the “Holders”) of Class A Preference Shares of JEC, at the annual and special meeting of the Holders fixed to take place on June 29, 2010, to vote to appoint Ernst & Young LLP., (the “Successor Auditor”) as auditor of the Fund upon the expiry of the term of appointment of the Fund’s current auditor, KPMG LLP (the “Former Auditor”).

TAKE FURTHER NOTICE THAT:

(a)	the Former Auditor has not been asked or proposed by the Board of Directors of the Company to stand for re-appointment as auditor of the Fund;

(b)	the appointment of the Successor Auditor has been considered and approved by the Audit Committee of the Board of Directors of JEC and the Board of Directors of JEC;

(c)	there have been no reservations contained in the Former Auditor’s reports on the annual financial statements of the Fund for the two most recently completed fiscal years immediately preceding the date of this notice nor for any period subsequent to the most recently completed period for which an audit report was issued; and

(d)	there are no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102 (Part 4.11).

DATED this 27th day of May, 2010.

Just Energy Income Fund
by its attorney Just Energy Corp.

(signed) “Beth Summers”
Beth Summers
Chief Financial Officer
Just Energy Corp.

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600		www.kpmg.ca
Toronto ON M5H 2S5

May 27, 2010

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L’Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Division
Securities Registry, Government of Northwest Territories
Registrar of Securities, Government of Yukon Territories
Nunavut Legal Registry
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re: Notice of Change of Auditor — Just Energy Income Fund (the “Fund”)

We hereby advise that we have read the Notice of Change of Auditor of the Fund dated May 27, 2010 and that we agree with the statements in sections (a), (c) and (d) contained therein. We have no basis to agree or disagree with the statement in section (b) thereof.

Yours very truly,

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

Ernst & Young LLP Chartered Accountants Ernst & Young Tower 222 Bay Street, P.O. Box 251 Toronto, Ontario M5K 1J7 Tel: 416 864 1234 Fax: 416 864 1174 ey.com/ca

Alberta Securities Commission                                                                                27 May 2010

British Columbia Securities Commission

Manitoba Securities Commission

Office of the Administrator, New Brunswick

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

L’Autorite des marches financiers

Securities Division, Saskatchewan Financial Services Division

Securities Registry, Government of Northwest Territories

Registrar of Securities, Government of Yukon Territories

Nunavut Legal Registry

Toronto Stock Exchange

Notice of Change of Auditor – Just Energy Income Fund (the “ Fund” )

Dear Sirs / Mesdames:

We hereby advise that we have read the Notice of Change of Auditor of the Fund dated 27 May 2010 and that we agree with the statements in sections (c) and (d) contained therein. We have no basis to agree or disagree with statements in sections (a) or (b).

Sincerely,

Chartered Accountants

Licensed Public Accountants

A member Firm of Ernst & Young Global Limited

SCHEDULE J

ORDINARY RESOLUTION INCREASING THE NUMBER OF FUND UARS

Resolved as an Ordinary Resolution of the Fund:

1.	That the following amendments to the Fund’s 2004 Unit Appreciation Rights Plan (the “UAR Plan”) be and they are hereby approved:

The number of Unit Appreciation Rights (“UARs”) authorized to be issued pursuant to the UAR Plan be increased by two million (i.e., from three million to five million) so that Section 4.1 of the UAR Plan shall read as follows:

“4.1 UARs may be granted in respect of authorized and unissued Units provided that the aggregate number of Units reserved for issuance under the UAR Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 8, together with any Units reserved for issuance under any options or warrants for services or employee unit purchase or unit option plans or any other plans, shall not exceed seven million Units providing that the total number of UARs issuable under the UAR Plan shall not exceed five million. Units in respect of which UARs are not exchanged shall be available for subsequent UARs under the UAR Plan. No fractional UARs or Units may be exchanged or issued under the UAR Plan. All UARs which are cancelled, forfeited or not exchanged for Units, for whatever reason, shall be returned to the UAR pool and maybe reissued.”

2.	The Fund, through its attorney JEC, be and it is hereby authorized to make application to the Toronto Stock Exchange to list an additional 2,000,000 Units of the Fund.

SCHEDULE K

ORDINARY RESOLUTION AMENDING THE DIRECTORS’ DEFERRED COMPENSATION PLAN

Resolved as an Ordinary Resolution of the Fund:

1.	That the amended Directors Compensation Plan (the “Plan”) attached as Appendix K-1 be and it is hereby approved; and

2.	The Fund, through its attorney, JEC be and it is hereby authorized to make application to the Toronto Stock Exchange to secure approval of the Plan.

APPENDIX K-1

JUST ENERGY INCOME FUND

DIRECTOR’S COMPENSATION PLAN

Whereas on April 1, 2004 Just Energy Income Fund (the “Fund”) by its attorney and administrator, Just Energy Corp. (the “Corporation”) adopted the Directors’ Deferred Compensation Plan (the “Old Plan”) and the Fund desires to amend the Old Plan to permit the Fund and any successor entity arising from the Conversion, to issue to the Directors of the Corporation, and any successor entity arising from the Conversion, in addition to deferred unit grants (“DUGs”) (exchangeable into Units of the Fund on a 1:1 basis), units of the Fund, in lieu of or in combination with DUGs as herein provided, as elected by the Directors of the Corporation and any successor entity arising from the Conversion, from time to time and it is therefore appropriate to amend the Old Plan to create a revised plan, to be called the “Directors Compensation Plan” (the “New Plan”) as herein provided;

And Whereas subject to the approval of a special resolution at the June 29, 2010 annual and special meeting of the Fund, the Fund will, enter into a plan of arrangement among the Fund, the Corporation and certain other affiliates thereof to, inter alia, accommodate the conversion of the Fund from an income trust to a corporate entity (the “Conversion”) to be named Just Energy Group Inc. (“JEG”), such Conversion to be effective on or before January 2, 2011, (the “Conversion Time”) at which time subject to the approval of the special resolution all DUGs and Units issued pursuant to the Old Plan and the New Plan prior to the Conversion Time will, in accordance with their terms and conditions, without any further action or approval,(except as provided herein), transition and become, respectively, deferred share grants (“DSGs”) and common shares of JEG, such transition to be effected at the Conversion Time on a tax deferred basis under the Income Tax Act;

1.	Purpose of Plan

The Old Plan and the New Plan are intended to provide effective incentives for the non management, Directors of the Corporation to promote the success and business of the Fund and the Corporation and the successor entities thereof resulting from the Conversion and to reward such Directors in relation to the long-term performance and growth of the Fund and the Corporation by encouraging ownership of units (“Units”) of the Fund and deferred unit grants (“DUGs”) under the Old Plan and, subsequent to the Conversion Time, common shares and DSGs under the New Plan to assist Directors in meeting their ownership requirements.

2.	Components of Director Compensation

(a)	Base Retainer, Attendance Fees, Chair Fees, Lead Director Fee, Units and DUGS

Compensation for independent, non management Directors consists of five components as follows:

(i)	Base Retainer — a base annual retainer of $50,000 payable to each Director of the Corporation as to $35,000 in cash payable in the amount of $8,750 per calendar quarter and as to $15,000 in Units and/or DUGs (the “Minimum Amount”) payable in the amount of $3,750 quarterly computed as set forth below (the “Base Retainer”);

(ii)	Attendance Fee — an attendance fee payable to each Director in the amount of $2,000 for each formal meeting of the Board of Directors of the Corporation or any committee thereof (including strategy sessions) which is attended by such Director, whether in person or by telephone conference call (the “Attendance Fees”);

(iii)	Chair Fees — The Chair of the Audit Committee shall be entitled to an additional annual Chair Fee of $15,000, the Chair of the Risk Committee to an additional annual Chair Fee of $10,000 the Vice Chair of the Risk Committee to an additional annual Vice Chair Fee of $2,500, and the Chair of each of the Compensation, Human Resources, Environmental, Health and Safety Committee and the Nominating and Corporate Governance Committee to an additional annual Chair Fee of $5,000 each (the “Chair Fees”);

(iv)	Lead Director Fee — in addition to the fees paid in (i), (ii) and (iii) above, the Lead Director (who also serves as Vice Chair of the Board of Directors), shall receive an additional annual fee of $50,000 (the “Lead Director’s Fee”); and

(v)	Equity Holding — Each Director shall be required to own a number of Units and/or DUGs such that the value thereof at the commencement of each financial year of the Fund shall equal at least: (i) twice the value of the Base Retainer received by such Director for the financial year of the Fund ending March 31, 2010 and (ii) three times the value of the Base Retainer received by such Director for the financial year of the Fund ending March 31, 2011 and thereafter. New Directors will be given three years from the date of their appointment or election to become compliant with the equity holding requirement.

The amounts payable to Directors pursuant to sections 2(a) (i) to (iv) above may be increased or decreased from time to time with the approval of the Board of Directors of the Corporation.

(b)	Time of Payment

Subject to the terms hereof, the Base Retainer, the Chair Fees, the Lead Director’s Fee and the Attendance Fees to which a Director is entitled pursuant to section 2 (a) hereof shall be payable on a quarterly basis to the Director at the end of each quarter of the Corporation’s financial year. Units and/or DUGs shall be credited to a Director’s DUG and/or Unit account quarterly based upon the calculation made pursuant to section 5 hereof.

3.	Form of Payment

(a)	Payment in Units, DUGs and Cash

Compensation payable to the Directors of the Corporation pursuant to the Plan will be paid in cash except where, as provided in the Plan, compensation is required by the Corporation to be paid in the form of DUGs and/or Units.

(b)	DUGs/Units

The Corporation is required to issue additional DUGs and/or Units to directors who elect to receive all or any part of a Director’s Base Retainer, Attendance Fees, Chair Fees and Lead Director’s Fee in DUGs and/or Units in excess of the Minimum Amount calculated as provided in section 2(b).

(c)	Elections

Elections by Directors of the Corporation to receive compensation pursuant to the Plan in the form of Units and/or DUGs up to the Minimum Amount and/or in excess of the Minimum Amount including the amount of such compensation to be paid in Units and/or DUGs are required to be made prior to the commencement of each financial year of the Fund.

4.	Issue of Units

(a)	Election and Payment

Units which a Director of the Corporation is entitled to receive pursuant to the Plan whether credited to the Director’s DUG account and/or Unit account will not be issued until the Director has delivered to the Fund an exercise election in writing that the Units be issued together with payment to the Fund in the amount of the statutory withholdings required in respect of the issuance of Units and referred to in section 4(d) hereof.

(b)	No Rights of Ownership

Under no circumstances will DUGs be considered Shares or other securities of the Corporation, nor will a DUG entitle any Director to exercise voting rights or any other rights attaching to ownership of Shares or other securities of the Corporation. A director shall not be considered the owner of Shares by virtue of the award of a DUG.

(c)	Timing

A Director of the Corporation will not be entitled to elect to be issued any of the Units which he or she has been granted whether as a result of the credit thereof to the Director’s DUG account and/or the Director’s Unit account until a period of three years has passed since the date of grant of such DUGs or Units or until the Director ceases to be a director of the Corporation, whichever is earlier. Upon a Director ceasing to be a director of the Corporation, such Director shall be required to elect whether he or she will be issued all or any portion of the Units which have been granted to him or her (including Units issuable on the exchange of DUGs), and to deliver payment for all of such Units to be issued. All Units to which a Director is entitled whether credited to the Director’s DUG account and/or Unit account shall be issued to him or her immediately prior to a “change of control” as defined in the Fund’s 2001 Unit Option Plan, as amended and/or replaced from time to time.

(d)	Termination

A Director of the Corporation shall have no right to receive Units granted to him or her (whether credited to the Director’s DUG account and/or Unit account) which have not been issued on the date that is 10 years following the date of grant.

(e)	Payment of Withholding Obligation

In the event that Units are to be issued to a Director of the Corporation as aforesaid, the Fund or the Corporation shall make a payment on behalf of the director of the amount of statutory withholdings required in such respect of the transactions described in section 4(a), and for greater certainty, such payment shall be in discharge of the Fund’s or Corporation’s obligations to make such statutory withholding.

5.	Price

The price to be used for determining the number of all Units and/or DUGS to be granted pursuant to the Plan and credited to such Directors DUG account and/or Unit account will be the weighted average trading price of Units on the Toronto Stock Exchange for the 10 trading days preceding the last day of each quarter of the Corporation’s financial year in respect of which the DUGs and/or Units are payable.

6.	Adjustment of Number of Units

The number of Units which are issuable to a Director of the Corporation pursuant to a grant of DUGs and/or Units shall be increased on the second business day following each date on which a regular or special cash distribution is paid to holders of Units of the Fund by an amount equal to the product of the number of the Units which remain issuable and the fraction which has as its numerator the cash distribution paid, expressed as an amount per Unit and which has as its denominator the weighted average trading price of Units on the Toronto Stock Exchange for the record date for such distribution and the nine trading days preceding such record date.

7.	Grant of Units

Compensation paid to a Director of the Corporation pursuant to the Plan in the form of DUGs and/or Units may be evidenced by an agreement between the Fund and the Director in a form which is approved by the Board of Directors from time to time.

8.	Units Subject to the Plan

The total number of Units and/or DUGs issuable pursuant to the Plan shall not exceed 200,000. No fractional Units and/or DUGs may be issued under the Plan and any entitlement hereunder to a fractional Unit and/or DUGs will be rounded down and no amount of money will be payable by the Fund in respect of such fractional interest.

9.	Eligibility and Determination

The Units issuable under the Plan pursuant to DUGs and/or Units are reserved for independent non management Directors of the Corporation. In the event that a Director qualifies for the payment of compensation under the Plan for services provided as a Director for a period of less than twelve months in any calendar year then the entitlement of such Director for the DUGs and/or Units will be calculated on a pro rata basis to the end of the month during which the Director ceases to be a Director for whatever reason.

10.	Administration

The Plan shall be administered by the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board of Directors of the Corporation. The Fund shall effect the deferred grant of Units from time to time under the Plan in accordance with the determinations made as to the number of Units to be granted and the date of grant as provided for under the Plan. The Corporation shall within 30 days of the end of each financial year of the Fund provide each director with a reconciliation of the fees paid to him for the preceding financial year of the Fund and a record of the number of DUGs and/or Units to which each such Director is entitled and the cost thereof.

11.	Regulation

The Corporation’s obligation to issue and deliver Units under the Plan is subject to compliance with all government and stock exchange regulations and requirements.

12.	Capital Reorganizations

If and whenever there shall be a capital reorganization of the Fund such as a unit subdivision, consolidation, reclassification, change or exchange of the Units, including as a result of any merger, arrangement, amalgamation or business combination with any other corporation or entity, the entitlement to Units of any director for any applicable year, or portion thereof, shall be adjusted to take into account such capital reorganization.

13.	Conversion

Immediately after the Conversion Time all DUGs and/or Units granted pursuant to the Old Plan and the New Plan shall be deemed, without any further action or approval (except as provided herein), immediately after the Conversion Time, to transition, become and be named respectively DSGs and/or common shares of JEG to be effected on a tax deferred basis with the conversion of DUGs into DSGs occurring under subsection 7(1.4) of the Income Tax Act and after the Conversion Time all references herein to DSUs and/or Units of the Fund shall be deemed to be and become DSGs and common shares of JEG in lieu of DUGs and Units of the Fund and all references to the Fund herein shall be deleted. The terms referenced in this section 13 shall apply mutatis to Schedule A hereto.

14.	Effective Date

Subject to the receipt of all regulatory approvals, the Plan will be effective as of May 20, 2010 as provided by a resolution of the Board of Directors of the Corporation passed on May 20, 2010 and shall remain in effect until such time as the Board of Directors amends or cancels the Plan which may occur at any time but not with retroactive effect. Except with respect to changes in the amount of Director Compensation as provided in Section 2 (a) (i) – (iv) hereof, any amendment to the Plan will be subject to the receipt of all regulatory approvals.

JUST ENERGY INCOME FUND
by its attorney Just Energy Corp.

by:
Rebecca MacDonald
Executive Chair

by:
Ken Hartwick
President and Chief Executive Officer

SCHEDULE A

To:	Just Energy Income Fund (the “Fund”) or To Just Energy Group Inc.

Just Energy Corp. (“JEC”)

The JEC Compensation, Human Resources, Environmental, Health and Safety Committee Computershare Trust Company of Canada (“Computershare”)

The Canadian Depository for Securities (“CDS”)

ELECTION

I am advised that at the date I ceased to be a director of JEC on [•], [•] deferred units and/or Units (the “Deferred Units” or “Units”) were credited to my account under the Director’s Compensation Plan (the “Plan”) as at [•]. I am also advised that JEC has paid to the Canadian Revenue Authority, withholding tax in the amount of $[•] (the “WH Tax Amount”) with respect to amounts credited to my account under the Plan in the form of the Deferred Units and/or Units. I enclose herewith my personal cheque in the WH Tax Amount and hereby: (i) elect to exchange the Deferred Units and/or Units for an equal number of Units of the Fund and (ii) request JEC, the Fund, CDS and Computershare take such steps as may be required to forthwith credit my brokerage account with fully paid and non assessable Units of the Fund for each of the Deferred Units and/ or Unit (or [•] Units). Particulars of my brokerage account and other information you require are described on Schedule “A” attached hereto.

Executed this                     day of                     , 20__.

Witness	Name of Director

SCHEDULE L

POLICY ON ENGAGEMENT WITH UNITHOLDERS ON GOVERNANCE

Policy of the board of Directors of Just Energy Corp. (“JEC”)

Engagement	With Unitholders on Governance Matters

The Board believes that it is important to have regular and constructive engagement directly with its Unitholders to discuss governance issues of importance to Unitholders and to allow and encourage Unitholders to express their views on governance matters directly to the Board outside of the of the annual meeting. These discussions are intended for the Board to be able to listen to its Unitholders and to explain to them otherwise publicly available material information, and will be subject to JEC complying with its obligation not to make selective disclosure of a material fact or material change.

In order to allow unitholders to provide timely and meaningful feedback to the Board, the board will develop practices to increase engagement with all of its Unitholders as is appropriate for its Unitholder base and size. Examples of engagement include meeting with JEC’s larger Unitholders and organizations representing a number of Unitholders and establishing methods of hearing from smaller Unitholder engagement practices in other jurisdictions as they develop, such as asking specific questions as a part of the proxy process, undertaking investor surveys and using web-based tools that allow Unitholders to provide feedback and/or ask questions of the Board.

Compensation Disclosure To Unitholders By The Board

JEC is required by s.9.3.1 of National Instrument 51-102 Continuous Disclosure Obligations to provide unitholders with the information stipulated in Form 51-102F6 on executive compensation.

It is the policy of the board that the executive compensation information will be in two parts. First, the information required to be disclosed by Form 51-102F6 will, as indicated, be contained in the management information circular of JEC for its annual meeting as a report to Unitholders from the Fund.

Second, the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board, on behalf of the entire Board of Directors (as compensation is ultimately a core responsibility of the entire Board), will, in its report to Unitholders in the management information circular discuss the key strategic objectives of JEC and how the executive compensation plan is designed to motivate management to achieve them. While the compensation discussion and analysis disclosure primarily provides information relating to the most recently completed financial year, the Committee’s report will also describe the approach to compensation for subsequent financial year(s), highlighting any changes made to the prior year’s compensation plan and instances where and why discretion was exercised by the Board in the prior year, along with explanations for these decisions.

The Committee’s report, together with the compensation discussion and analysis, is intended to provide Unitholders with the information needed to understand the goals the Board is trying to achieve with its compensation policies and to understand the rationale for the compensation awards and arrangements. The compensation disclosure provided to Unitholders should be complete, clear and understandable and sufficient detail will be given to Unitholders to assist them in forming a reasoned judgment about JEC’s approach to compensation.

Advisory “Say on Pay” Vote

The Board believes that Unitholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the board’s approach to executive compensation.

Purpose of “Say on Pay” Advisory Vote

The purpose of the “Say on Pay” advisory vote is to provide appropriate Director accountability to the Unitholders of the Fund for the Board’s compensation decisions by giving Unitholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

While Unitholders will provide their collective advisory vote, the Directors of JEC remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by Unitholders.

Form of Resolution

Commencing in 2012 the management information circular distributed in advance of each annual meeting of Unitholders will ask Unitholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors that the Unitholders accept the approach to executive compensation disclosed in the Fund’s information circular delivered in advance of the 2011 annual meeting of Unitholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of Unitholders.

Results of Advisory “Say on Pay” Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with Unitholders on compensation and related matters.

The Fund will disclose the results of the Unitholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of Unitholders oppose the resolution, the Board will consult with its Unitholders (particularly those who are known to have voted against it) to understand their concerns and will review the Fund’s approach to compensation in the context of those concerns. Unitholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Unitholders as soon as is practicable, and no later than in the management proxy circular for its next annual meeting, a summary of the comments received from Unitholders in the engagement process and the changes to the compensation plans made or to be made by the board (or why no changes will be made).

Annual Review of This Policy

The Board recognizes that Unitholder engagement and “Say on Pay” are evolving areas in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

This Policy approved by the Board on May 20, 2010.

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